CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2006 DEC 21 A 5:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

8 December 2006

06019442

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 November 2006 till 30 November 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs

12/21

S:\Sec\ADR\2006\Ltr\Ltr to ADR.doc

CapitaLand

82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail Management Kabushiki Kaisha"	1 Nov 2006	SGX-ST Listing Manual
News release by CapitaLand Limited - "CapitaLand acquires second residential site in Foshan City, Guangdong Province"	1 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Despatch of Exit Offer Letter in relation to the Voluntary Delisting of Raffles Holdings Limited"	2 Nov 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Despatch of Circular to Shareholders"	2 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in Australand"	3 Nov 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand's preview sales of The Metropolitan sees strong demand"	6 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (I) Abingdon Pte. Ltd. (II) Knowsley Pte. Ltd."	6 Nov 2006	SGX-ST Listing Manual
News release by CapitaCommercial Trust Management Limited - "Market Street Convenience Hub opens after year long enhancement works"	7 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Lodgment of CapitaRetail China Trust Preliminary Prospectus"	8 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "2006 Third Quarter Financial Statements Announcement"	9 Nov 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand posts 3Q2006 profit of S$273.4 million"	9 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides - CapitaLand 3Q 2006 Results"	9 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries"	9 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "(A) Termination of agreements relating to the disposals of the entire issued share capital of (I) CapitaLand Retail (SI) Investments Pte. Ltd. (II) Victoria City Pte Ltd (III) CapitaLand Retail (BJ1) Holdings Pte. Ltd.; and (B) Disposal of shares in BCH Hotel Investment Pte Ltd by Bugis City Holdings Pte Ltd and Inter-Continental Hotel Investment (S) Pte Ltd"	9 Nov 2006	SGX-ST Listing Manual
Announcement by Australand – "2006 Profit Update"	9 Nov 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under CapitaLand Commercial and Integrated Development Limited's S$1 Billion Multicurrency Medium Term Note Programme"	10 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Foshan Xin Kai Real Estate Development Co. Ltd."	10 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Convertible bonds due 2016 – SGX-ST Approval In-principle"	10 Nov 2006	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Completion of acquisition of a 40-percent interest in Chennai joint venture company" dated 11 Nov 2006"	13 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (A) Croydon Pte. Ltd. (B) Calderdale Pte. Ltd."	13 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Convertible Bonds Due 2016"	15 Nov 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited - "Results of the Extraordinary General Meeting on 17 November 2006"	17 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Exit Offer Declared Unconditional"	17 Nov 2006	SGX-ST Listing Manual
Joint news release and media factsheet by Kerzner International Holdings and CapitaLand Limited - "(1) Atlantis Sentosa to Deliver Interactive and Edutainment Experiences for Guests of All Ages; and (2) Atlantis Sentosa Family Entertainment Activities"	20 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	20 Nov 2006	SGX-ST Listing Manual
Joint news release and media factsheet by Kerzner International Holdings and CapitaLand Limited - "(1) Atlantis Sentosa to be a new gourmet food destination; and (2) Highlights of Atlantis Sentosa Food & Beverage Offering"	21 Nov 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited - "Cessation of Directors' Interests"	21 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	21 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	22 Nov 2006	SGX-ST Listing Manual
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Acquisition of the entire issued share capital of Makati Property Ventures Inc.; and (2) Ascott Residence Trust acquires prime serviced residence in Manila, The Philippines"	23 Nov 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Pidemco Land Singapore Pte. Ltd."	23 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	24 Nov 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited - "Last day of trading on Singapore Exchange Securities Trading Limited"	27 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	27 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Acquisition of 100% equity interest in Beijing Red Diamond Science & Technology Development Co., Ltd"	28 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Capital reduction by indirect associated company, China Club Investment Pte Ltd"	28 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	28 Nov 2006	SGX-ST Listing Manual
Joint news release by Kerzner International Holdings and CapitaLand Limited - "Atlantis Sentosa offers State-of-the-art Water Wonderland with Thrills and Spills for the whole family in Aquaventure attraction"	29 Nov 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited - "Registration of CapitaRetail China Trust Prospectus"	29 Nov 2006	SGX-ST Listing Manual and For Public Relations Purposes
News release by The Ascott Group Limited - "Ascott expands in the Gulf Region, adds Bahrain and Qatar to its global footprint"	29 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides - CapitaRetail China Trust (CRCT) - Initial Public Offering to be presented at the briefing to the media/ analysts on 29 November 2006 at 2.30pm at STI Auditorium, Capital Tower"	29 Nov 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand acquires 1st commercial site in Chengdu City, Sichuan Province"	29 Nov 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (A) Cove Residential Pte. Ltd. (B) Nadal Pte. Ltd."	29 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	29 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "(A) Termination of agreements relating to the disposals of the entire issued share capital of (I) CapitaLand Retail (SI) Investments Pte. Ltd. (II) Victoria City Pte Ltd (III) CapitaLand Retail (BJ1) Holdings Pte. Ltd. (B) Disposal of shares in BCH Hotel Investment Pte Ltd by Bugis City Holdings Pte Ltd"	30 Nov 2006	SGX-ST Listing Manual

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, CapitaLand Bahrain Bay Business Services W.L.L."	30 Nov 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	30 Nov 2006	SGX-ST Listing Manual

S:\Sec\ADR\2006\Listing\Nov 2006.doc

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL MANAGEMENT KABUSHIKI KAISHA

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Japan:

Name	:	CapitaLand Retail Management Kabushiki Kaisha
Principal Activity	:	Real estate business
Share Capital	:	1 share of ¥50,000

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 November 2006

CapitaLand

For Immediate Release
1 November 2006

NEWS RELEASE

CapitaLand acquires second residential site in Foshan City, Guangdong Province

Plans to build approximately 1,000 homes on the site

Singapore, 1 November 2006 – CapitaLand, through its indirect wholly owned subsidiary CapitaLand China Holdings, has secured a residential site in Foshan City, Guangdong Province, for RMB565 million (S$113 million) in a government land tender. The site at Dong Ping Road comprises two land parcels with a total area of 164,124 square metres. It is located in Foshan Municipality's vibrant Chancheng District, an established residential neighbourhood located about three kilometres from Foshan's city center.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "We are confident of the growth potential of the Pearl River Delta region, which is the third key node of operation in our overall China strategy, after Yangtze River Delta and the Bohai Economic Rim. In addition to Guangzhou City, we have extended our footprint in the Guangdong Province to Foshan City. This is our second site in Foshan, bringing the total number of homes that we will be building in the city to approximately 1,500 units."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "We plan to build a residential project with full condominium facilities on the site. The site is flanked by a beautiful riverbank to its south and it has a greenery ratio of more than 35%. We will build an elegant residential project with an estimated 1,000 units, comprising low-rise apartments, townhouses and semi-detached homes, set amidst lush landscaped gardens. The majority of the homes will enjoy scenic river views.

"The homes will be generously-sized to meet the lifestyle needs of well-heeled Foshan residents. About 20% of the apartments will be slated for smaller units that are about 90 square metres or less in size. This is in accordance with the local urban planning guides. The first phase of the apartments will be ready for launch by the first quarter of 2008. The entire development will be completed by 2010."

The site is located in Chancheng District of Foshan City. It is about two kilometres from the Foshan municipal government building and about three kilometres from Foshan's city center. The site is also near to good schools, serene parks, and other amenities.

This is CapitaLand's second residential site in Foshan Municipality. The company had clinched a 40,142-square metre residential site at Kui Qi Road, Changcheng District, in October this year. A residential development with approximately 470 apartments and 7,000 square metres of retail space will be built on the site.

About the site

Plot 1

Site area	:	96,565 sqm (of which 65,609 sqm is available for development)
Plot ratio	:	≤ 1.67
Total GFA	:	109,672.2 sqm (including 5,000 sqm of retail space in the clubhouse)
Site coverage	:	≤ 20%
Greenery ratio	:	≥ 35%
Tenure	:	70 years (residential); 40 years (commercial)
Other requirements	:	Residential Units: At least 20% of residential GFA must be used for units that are below 90 sqm
Height Restriction	:	≤ 36 metres (11 storeys)

Plot 2

Site area	:	67,559 sqm (of which 49,253 sqm is available for development)
Plot ratio	:	≤ 1.1
Total GFA	:	54,178.3 sqm (including 3,500 sqm of retail space in the clubhouse)
Site coverage	:	≤ 33%
Greenery ratio	:	≥ 35%
Tenure	:	70 years (residential); 40 years (commercial)
Other requirements	:	Residential Units: At least 20% of residential GFA must be used for units that are below 90 sqm
Height Restriction	:	≤ 16 metres (4 storeys)

About Foshan City

Foshan City covers an area of 3,813 square kilometers. There are about 5.8 million permanent residents with registered population of about 3.5 million. The main manufacturing industries include textile, ceramics, construction materials, electronics, and plastics. Annual industrial output in 2005 was RMB546.4 billion, of which RMB181.8 billion was contributed by enterprises with foreign investments. Foreign enterprises in Foshan include Panasonic, Thomson, and Dupont while some of the Chinese brand names in Foshan are Kelon, Midea and Landbond.

The city is also home to about 100,000 traders in wholesale, retailing and restaurant services. Agricultural products, undergarments, textiles, nonferrous metal, motorcycles and furniture markets are well regarded by international buyers.

Foshan has maintained double-digit GDP growth over the last few years. Foshan's 2005 GDP growth was 19.2%. Its per capita disposable income in 2005 was ranked fifth across China at RMB17,424.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **1 November 2006**

Singapore
Media Contact

Nicole Neo
Communications
DID : (65) 68233218
Email : nicole.neo@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

China
Media Contact

Francis Li
Corporate Communications
DID: (86-21) 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

DESPATCH OF EXIT OFFER LETTER IN RELATION TO THE VOLUNTARY DELISTING OF RAFFLES HOLDINGS LIMITED

CapitaLand Limited ("**CapitaLand**") refers to the joint announcement (the "**Joint Announcement**") by CapitaLand and Raffles Holdings Limited ("**RHL**") on 1 October 2006 in relation to the proposed voluntary delisting of RHL from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual and the announcement by RHL on 2 November 2006 on the despatch of the circular dated 30 October 2006 (the "**Circular**") issued by RHL to its shareholders ("**RHL Shareholders**") in connection with the voluntary delisting of RHL.

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Joint Announcement.

1. Despatch of Delisting Exit Offer Letter, FAA and FAT

CapitaLand wishes to announce that the exit offer letter ("**Exit Offer Letter**") dated 30 October 2006 which contains details of the delisting exit offer by CapitaLand to acquire all the Offer Shares, the Exit Offer Form of Acceptance and Authorisation ("**FAA**") and the Exit Offer Form of Acceptance and Transfer ("**FAT**"), together with the Circular, have been despatched on 2 November 2006 to RHL Shareholders.

RHL Shareholders who hold Offer Shares that are deposited with The Central Depository (Pte) Limited ("**CDP**") and who do not receive the Exit Offer Letter and/or the FAA can obtain copies of the Exit Offer Letter and/or the FAA from CDP at the following address during normal business hours within the Exit Offer Period (as defined below), upon production of satisfactory evidence that they are RHL Shareholders:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

RHL Shareholders who hold Offer Shares represented by share certificate(s) and who do not receive the Exit Offer Letter and/or the FAT can obtain copies of the Exit Offer Letter and/or the FAT from the office of Lim Associates (Pte) Limited at the following address during normal business hours within the Exit Offer Period (as defined below), upon production of satisfactory evidence that they are RHL Shareholders:

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

2. Closing Date

The Exit Offer will be opened for acceptance from the date of despatch of the Exit Offer Letter until the Closing Date (as defined below) ("**Exit Offer Period**"). **Please note that the Exit Offer is conditional upon the resolution to approve the Delisting Proposal being passed at the EGM.**

The Exit Offer will close at 3.30 p.m. on 4 December 2006 ("**Closing Date**"). **CapitaLand does not intend to extend the Exit Offer beyond 3.30 p.m. on the Closing Date.**

Full details of the procedures for acceptance of the Exit Offer are set in Appendix I of the Exit Offer Letter, Appendix 4 of the Circular and in the FAA and the FAT (collectively, the "**Acceptance Forms**").

3. Overseas Shareholders

Where there are potential restrictions on sending the Exit Offer Letter and the Acceptance Forms to any overseas jurisdiction, CapitaLand reserves the right not to send these documents to such overseas jurisdictions. For the avoidance of doubt, the Exit Offer is made to all RHL Shareholders, including those to whom the Exit Offer Letter and the Acceptance Forms have not been, or may not be, sent.

RHL Shareholders whose addresses are outside Singapore, as shown on the Register of Members of RHL or, as the case may be, in the records of CDP (each, an "**Overseas Shareholder**") may, nonetheless, obtain copies of the Exit Offer Letter, the relevant Acceptance Forms and any related documents, during normal business hours and up to the Closing Date, from CapitaLand through Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315. Alternatively, an Overseas Shareholder may write in to CapitaLand through Lim Associates (Pte) Ltd at the address listed above to request for the Exit Offer Letter, the relevant Acceptance Forms and any related documents to be sent to an address in Singapore by ordinary post at the Overseas Shareholder's own risk, up to three (3) Market Days (as defined below) prior to the Closing Date. For the purpose of this Announcement, a Market Day is a day on which the SGX-ST is open for trading in securities.

CapitaLand reserves the right to (i) reject any acceptance of the Exit Offer where it believes, or has reason to believe, that such acceptance may violate the applicable laws of any jurisdiction; and (ii) notify any matter, including the fact that the Exit Offer has been made, to any or all Overseas Shareholders, by announcement to the SGX-ST and if necessary, paid advertisement in a daily newspaper published and circulated in Singapore, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any RHL Shareholder to receive or see such announcement or advertisement.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
2 November 2006

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Nov-2006 18:12:10
Announcement No.	00113

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Despatch of Circular to Shareholders"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.Despatch.of.Circular.to.Shareholders.2Nov06.pdf Total size = **10K** (2048K size limit recommended)

Close Window

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

DESPATCH OF CIRCULAR TO SHAREHOLDERS

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**" or "**RHL**") refers to the joint announcement dated 1 October 2006 (the "**Joint Announcement**") made by the Company and CapitaLand Limited in connection with the proposed voluntary delisting of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Joint Announcement.

The Board wishes to announce that the Company has today despatched to Shareholders, the circular to shareholders (the "**Circular**") dated 30 October 2006 containing, *inter alia*, details on the proposed voluntary delisting of the Company, the Exit Offer, the advice of CIMB-GK Securities Pte. Ltd. to the independent Directors of the Company (the "**Independent Directors**") on the Exit Offer, the recommendation of the Independent Directors and the notice of EGM.

The Board would also like to refer Shareholders to the announcement by the Company dated 30 October 2006 setting out the notice of EGM convened in connection with the proposed voluntary delisting of the Company.

Shareholders who do not receive the Circular within a week from the date hereof should contact the share registrar of the Company in Singapore, Lim Associates (Pte) Ltd, at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 2 November 2006

The Directors of the Company (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN AUSTRALAND

CapitaLand Limited ("CapitaLand") wishes to announce that it had (through its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale")) on 2 November 2006 been allotted an aggregate of 10,213,850 new stapled securities ("New Stapled Securities") in Australand (the "Allotment").

The Allotment was due to the election by Ausprop and Austvale for stapled securities under Australand's Distribution Reinvestment Plan in respect of the distribution of 4.0 cents per stapled security for the quarter ended 30 September 2006, which was paid on 2 November 2006. The New Stapled Securities were allotted at an issue price of A$1.78 per stapled security in lieu of the aggregate cash distribution (net of tax) of A$18,180,653 (approximately S$21,784,603.84) due to Ausprop and Austvale. The issue price represents a 2.5% discount to the average of the daily volume weighted average price of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days after the record date for distribution of 29 September 2006.

Immediately prior to the Allotment, CapitaLand had an aggregate of 492,558,760 stapled securities in Australand (approximately 53.90% of the total issued stapled securities of Australand). Following the above Allotment, CapitaLand holds an aggregate of 502,772,610 stapled securities in Australand (approximately 54.23% of the total issued stapled securities of Australand).

The above transaction is not expected to have any material impact on the net tangible assets and eamings per share of the Capitaland Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
3 November 2006

CapitaLand

For immediate release
6 November 2006

NEWS RELEASE

CapitaLand's preview sales for The Metropolitan sees strong demand
Increases phase one units from 180 to 250 units
75% of phase one units released sold at an average of S$780 psf

Singapore, 6 November 2006 – CapitaLand started preview sales for The Metropolitan last weekend. The condominium is located near Tanglin, next to the Redhill MRT station. On Saturday, 4 November, a total of 180 apartments were released for sale. The majority of these units were snapped up, and an additional 70 apartments were released on Sunday, 5 November, to meet the overwhelming buyer response. Over the two-day preview, 75% of the 250 apartments released were sold. The apartments are priced at an average of S$780 per square foot. CapitaLand will officially launch The Metropolitan condominium this Saturday, 11 November 2006.

The condominium offers a series of new-generation homes tailored to meet the changing lifestyle needs of young urbanites and multi-generation families. A key feature of the development lies in the range of the apartment layouts and flexibility of creating living spaces. For the young urbanites, there is a two-bedroom unit that is generously-sized to double up as a home office. As for multi-generation families, they may consider purchasing:

a. Single apartment customised for three-generation living.
b. Two apartments that are adjacent to each other. They are designed with the flexibility to remove the partition between the two units to create a single living and dining area. When the family's needs change in future, the partitioning wall could be reinstated and one of the apartment units sold off individually.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "With The Metropolitan, we gave a new interpretation to condominium living. Many families today would like to live near to, or with, their ageing parents, while enjoying a certain amount of privacy. We also recognise that every family's lifestyle needs would change with time. The flexibility that we have built into the unit layouts at The Metropolitan is ideal to meet these needs.

"In addition, we have seen a growing demand from families, currently staying in suburban areas such as Woodlands, Punggol and Pasir Ris, who wish to move nearer to the city. With this in mind, we are giving a 1% discount as an incentive for them to move closer to the city."

The Metropolitan has a total of 382 units located in two towers that are 45 storeys high. Buyers can choose from a range of unit types ranging from two- to four-bedroom apartments and 11 penthouses. Sizes start from 721 square feet for a two-bedroom apartment to 3,412 square feet for a penthouse.

The majority of the apartments enjoy panoramic views of the surrounding city skyline. There is also a comprehensive range of condominium facilities including a sky terrace on the 22nd floor, a 50-metre swimming pool, a tennis court, gymnasium and a clubhouse within the development.

The Metropolitan is developed by a 50:50 joint venture between CapitaLand and Lippo Group International. CapitaLand is the lead development manager for the project, responsible for the full spectrum of sales & marketing, product design & development and project management, etc. The 99-year leasehold condominium is conveniently located next to the Redhill MRT station, bounded by Alexandra Road and Tiong Bahru Road. The condominium is just minutes away from the Central Business District, Orchard Road, and amenities in the vicinity. The Metropolitan is expected to obtain Temporary Occupation Permit by 2010.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 6 November 2006

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES,
(I) ABINGDON PTE. LTD.
(II) KNOWSLEY PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

(I)	Name	:	Abingdon Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
(II)	Name	:	Knowsley Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or controlling shareholder of CapitaLand has any interest direct or indirect in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
6 November 2006

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2006 12:47:03
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Market Street Convenience Hub opens after year long enhancement works"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CCT.Market.Street.Convenience.Hub.7Nov06.pdf Total size = **26K** (2048K size limit recommended)

Close Window

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
7 November 2006

Market Street Convenience Hub opens after year long enhancement works

New one-stop retail and F&B destination in CBD is almost fully leased

Singapore, 7 November 2006 - CapitaCommercial Trust Management Limited (the "CCT Manager"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce the opening of the new Market Street Convenience Hub after a year long asset enhancement and repositioning exercise costing S$14 million.

This concept of a one-stop retail and F&B destination strategically located in the Central Business District had attracted so much interest from prospective tenants that half of the space was pre-leased even before work commenced in November 2005. The 2,000 square metre convenience hub, located on the ground floor of the landmark Market Street Car Park, is currently almost fully leased at rates 38% higher than before the enhancement exercise, reflecting the increased value of the space.

Situated within walking distance from the Raffles Place MRT, the hub is well-positioned to cater to offices in the vicinity, including those in the nearby One Raffles Quay and the future Marina Bay Financial Centre.

Mr David Tan, CEO of the CCT Manager, said: "With its excellent location, Market Street Convenience Hub retains its tradition of catering to the CBD crowd, while at the same time, has been revitalised to better meet the needs of those who work in the busy financial heart of Singapore. The exciting new mix of shops will serve the lunchtime as well as the after-office lifestyle requirements of modern professionals who demand efficiency, convenience, quality and good service."

Consistent with its new image and buzz, Market Street Convenience Hub has exciting new tenants including: Rogues Pte Ltd, a restaurant and bar business that also runs the popular comedy club, One Night Stand at Clarke Quay; Andrew and Anderson, a pastry outlet that introduces a unique Japanese concept of takeaway desserts in wine glasses; Moodz Salon, a hair-dressing salon that also offers customers a tantalising offer of salads and teas; and Senses Renaza, a spa with customised therapies recommended by an in-house doctor specialising in aesthetic medicine.

The new Market Street Convenience Hub is officially opened on 7 November 2006 by Guest-of-Honour Ms Denise Phua, the MP for Jalan Besar GRC. In conjunction with the official opening, CCT is holding an exhibition on "Market Street Car Park – Through the Years" at the atrium area. The exhibition will trace the evolution of Market Street Car Park as the first multi-storey car park in Singapore when it was built on the former Telok Ayer Police Station site in 1964, to its current position as a vibrant convenience hub for the Singapore CBD.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property trust with a market capitalisation of S$3.0 billion based on the closing price of S$2.18 per unit on 6 November 2006. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$3.6 billion portfolio of nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip (through an investment in junior bonds) in Malaysia. On 26 July 2006, CCT was accorded "A3" corporate rating with a stable rating outlook by Moody's Investor Service.

CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by :

CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Media Contact	Analyst & Investor Contact
Julie Ong DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 96688290 Email: ho.meipeng@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve, assumptions, risks and uncertainties. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CCT Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the CCT Manager to redeem or purchase their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

LODGMENT OF CAPITARETAIL CHINA TRUST PRELIMINARY PROSPECTUS

Further to our announcement dated 23 October 2006 in relation to the eligibility-to-list letter issued by Singapore Exchange Securities Trading Limited (the "**SGX-ST**") regarding the admission of units in CapitaRetail China Trust ("**CRCT**", and the units in CRCT, the "**Units**") to the Official List of the SGX-ST, CapitaLand Limited ("**CapitaLand**" or the "**Sponsor**") is pleased to announce that the manager of CRCT, CapitaRetail China Trust Management Limited (the "**Manager**"), an indirect wholly-owned subsidiary of the Sponsor, has today lodged the preliminary prospectus (the "**Preliminary Prospectus**") of CRCT in connection with the Offering (as defined herein) with the Monetary Authority of Singapore ("**MAS**"). The proposed listing of CRCT is sponsored by CapitaLand.

Retail Crown (BVI) Limited (the "**Vendor**"), an indirect wholly-owned subsidiary of the Sponsor, is proposing to make an offering (the "**Offering**") of 193,300,000 Units for sale at a purchase price for each Unit (the "**Offering Price**") which is currently expected to be between S$0.95 and S$1.13 (the "**Offering Price Range**").

The Offering will consist of (i) (a) a placement to investors, including institutional and other investors outside Singapore (the "**International Placement**") and (b) a placement to institutional and other investors in Singapore (the "**Singapore Placement**") and (ii) an offering to the public in Singapore (the "**Singapore Public Offer**"). A portion of the Singapore Public Offer will be reserved for purchase by the directors, management, employees and business associates of the Sponsor and its subsidiaries.

CapitaLand Financial Services Limited, an indirect wholly-owned subsidiary of CapitaLand, is the financial adviser to the Vendor and the Manager and J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") is the sole financial adviser to the Offering. JPMorgan and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**") are the joint underwriters of the Singapore Public Offer and the Singapore Placement while JPMorgan, UBS and China International Capital Corporation Limited ("**CICC**") are the joint underwriters of the International Placement. JPMorgan, UBS and CICC shall collectively be known as the "**Underwriters**". DBS Bank Ltd ("**DBS**") is the coordinator for the Singapore Public Offer and the sub-underwriter.

The Offering Price, which will be between S$0.95 and S$1.13 for each Unit, will be determined following a book-building process by agreement between the Underwriters and the Vendor.

The offer structure and size of CRCT as well as the Offering Price Range is only indicative at this juncture and will be finalised following the completion of the book-building exercise in connection with the Offering.

In connection with the Offering, JPMorgan will be granted an over-allotment option by the Vendor to purchase from the Vendor up to an aggregate of 28,800,000 Units at the Offering Price, solely to cover over-allotment of Units (if any) subject to any applicable laws and regulations.

The proposed Offering is subject to, among other things, receipt of all relevant regulatory clearances and approvals. Accordingly, shareholders and other investors should note that the proposed Offering is dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. The Sponsor has not made a final decision on whether or not to proceed, and if so, when to proceed, with the proposed Offering. As such, there can be no assurance that the proposed Offering will proceed.

By Order of the Board

Low Sai Choy
Company Secretary
8 November 2006

IMPORTANT NOTICE

This Announcement is made in reliance on Section 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore and does not constitute an offer, invitation to purchase or subscribe for or solicitation of the Units in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this Announcement is qualified in its entirety by, and is subject to, the information to be set out in the final prospectus (the "Final Prospectus") to be registered by the MAS. The information presented in this Announcement is subject to change. After registration of the Final Prospectus by the MAS, copies of the Final Prospectus relating to the proposed Offering may be obtained, subject to availability, from JPMorgan, UBS and DBS and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. Anyone wishing to purchase the Units should read the Final Prospectus before deciding whether to purchase the Units and will need to make an application in the manner set out in the Final Prospectus. Any decision to purchase the Units should be made solely on the basis of information contained in the Final Prospectus and no reliance should be placed on any information other than that contained in the Final Prospectus.

The value of the Units and the income derived from them may fall as well as rise. The Units are not obligations or, deposits in, or guaranteed by, CapitaLand, the Vendor, the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT (the "**Trustee**"), the Underwriters, DBS or any of their respective affiliates. An investment in the Units will be subject

to investment risks, including without limitation, risks relating to the initial property portfolio of CRCT, risks relating to CRCT's operations and risks relating to investing in real estates, and including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction or to, or for the account or benefit of, any U.S. persons (as defined in Regulation S under the Securities Act).

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by CapitaLand, the Vendor, the Manager, the Trustee, the Underwriters, DBS or any of their respective affiliates or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on CapitaLand's current view of future events.

Neither this Announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as defined in Regulation S under the Securities Act). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons unless they are registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of the Units in the United States.

This document and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	09-Nov-2006 17:10:10
Announcement No.	00057

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	2006 Third Quarter Financial Statements Announcement
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLannc.3QResults.9Nov06.pdf Total size = **465K** (2048K size limit recommended)

Close Window

82 - 4507

Embargoed for release till 5.05 pm, 9 November 2006

CAPITALAND LIMITED

(Registration Number : 198900036N)

2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Note	Group 3Q 2006 S$'000	3Q 2005 S$'000	% Change	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	% Change
Continuing operations							
Revenue	A	**718,668**	**851,323**	**(15.6)**	**2,149,046**	**2,946,841**	**(27.1)**
Cost of sales	A	(510,025)	(650,591)	(21.6)	(1,572,983)	(2,327,202)	(32.4)
Gross profit		208,643	200,732	3.9	576,063	619,639	(7.0)
Other operating income	B	155,070	56,808	173.0	334,693	191,819	74.5
Administrative expenses	C	(115,289)	(99,678)	15.7	(197,857)	(273,912)	(27.8)
Other operating expenses	D	44,805	(256)	NM	43,080	(9,840)	NM
Profit from continuing operations		**293,229**	**157,606**	**86.1**	**755,979**	**527,706**	**43.3**
Finance costs		(85,634)	(61,518)	39.2	(229,241)	(192,196)	19.3
Share of results (net of tax) of:							
- associates	E	205,543	23,355	780.1	256,261	67,203	281.3
- jointly-controlled entities		31,657	10,536	200.5	46,859	10,438	348.9
- partnership		–	2	NM	–	514	NM
		237,200	33,893	599.8	303,120	78,155	287.8
Profit before taxation from continuing operations		444,795	129,981	242.2	829,858	413,665	100.6
Taxation	F	(23,063)	(23,115)	(0.2)	(77,127)	(80,143)	(3.8)
Profit after taxation from continuing operations		421,732	106,866	294.6	752,731	333,522	125.7
Discontinued operations							
Profit after taxation from discontinued operations	G	12,536	639,562	(98.0)	26,869	691,202	(96.1)
Profit for the period		434,268	746,428	(41.8)	779,600	1,024,724	(23.9)
Attributable to:							
Equity holders of the Company ("PATMI")	H	**273,426**	**443,760**	**(38.4)**	**562,168**	**657,330**	**(14.5)**
Minority interests ("MI")		160,842	302,668	(46.9)	217,432	367,394	(40.8)
Profit for the period		434,268	746,428	(41.8)	779,600	1,024,724	(23.9)

NM : Not meaningful

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(ii) Explanatory Notes to Income Statement - 3Q 2006 vs 3Q 2005

(A) Revenue, Cost of Sales

The decreases in both revenue and cost of sales were largely attributable to lower sales from development projects in Australia, as well as the de-consolidation of assets divested in 2005. These decreases were partially offset by higher residential sales in China, higher fee-based income, higher revenue from serviced residences operations and revenue from retail malls in China.

(B) Other Operating Income

	Group		
	3Q 2006 S$'000	3Q 2005 S$'000	% Change
Other Operating Income	**155,070**	**56,808**	**173.0**
Investment income	6,887	4,350	58.3
Interest Income	35,818	24,011	49.2
Other income including portfolio gains	112,775	21,618	421.7
Foreign exchange (loss)/gain	(410)	6,829	NM

Investment income of $6.9 million arose mainly from the Group's investments in China, India and Hong Kong.

Interest income of $35.8 million was 49.2% higher than 3Q 2005. The increase was mainly attributable to higher interest income earned by Raffles Holdings Limited on its surplus funds which came from the balance of proceeds from the sale of its hotel business and the capital distribution from its 45% owned associated company, Tincel Properties (Private) Ltd, following the completion of the sale of Raffles City Singapore, as well as higher average interest rates.

3Q 2006's portfolio gains came mainly from the disposal of The Ascott Mayfair and 10 units of apartments in Hong Kong Parkview, as well as the dilution gain from CapitaMall Trust and CapitaCommercial Trust arising from their recent equity fund raisings.

(C) Administrative Expenses

	Group		
	3Q 2006 S$'000	3Q 2005 S$'000	% Change
Administrative Expenses	**(115,289)**	**(99,678)**	**15.7**
Included in Administrative Expenses:-			
Depreciation and amortisation	(9,319)	(8,638)	7.9
Allowance for doubtful receivables	(12,903)	(1,138)	NM

Administrative expenses comprise staff costs, depreciation expenses, rental expenses and other administrative expenses. 3Q 2006's administrative expenses were $115.3 million, about $15.6 million or 15.7% higher than 3Q 2005, largely attributable to impairments and allowances related to The Ascott Group's ("TAG") assets in Malaysia, higher staff costs, as well as higher depreciation and amortisation expenses. These were partially offset by lower expenses following the de-consolidation of some subsidiaries divested in 2005.

(D) Other Operating Expenses

	Group		
	3Q 2006 S$'000	3Q 2005 S$'000	% Change
Other Operating Expenses	**44,805**	**(256)**	**NM**
Write back of assets revaluation reserves previously charged to income statement	40,996	-	NM
Others	3,809	(256)	NM

3Q 2006's other operating expenses included a $41.0 million write back of assets revaluation reserves previously charged to the income statement and a $9.7 million write back of provision for profit warranty no longer required. These were offset by a $5.2 million expenditure incurred by Raffles Holdings Limited ("RHL") in relation to the review and implementation of strategic business options, sale of Raffles City Singapore and exit options for RHL.

(E) Share of results (net of tax) of Associates

The higher share of associates' results in 3Q 2006 was mainly attributable to the Group's share of a gain of $186.0 million from the disposal of Raffles City Singapore, contributing $92.2 million to the Group's profit after tax and minority interest.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

Tax expense of $23.1 million in 3Q 2006 is net of a $5.1 million over-provision of tax for prior years (3Q 2005: under-provision of $0.8 million).

(G) Profit after taxation from discontinued operations

	Group		
	3Q 2006 S$'000	3Q 2005 S$'000	% Change
Profit after Taxation from Discontinued Operations	**12,536**	**639,562**	**(98.0)**
Profit after taxation before gain on sale of discontinued operations	-	9,876	NM
Gain on sale of discontinued operations	12,536	629,686	(98.0)

3Q 2006's profit after taxation from discontinued operations came mainly from the write back of provisions relating to the sale of the hotel business by RHL that were no longer required. 3Q 2005's profit after taxation from discontinued operations comprised the operating profits and gain from the divestment of the hotel business.

(H) Gain from sale of investments

Included in the Group's profit after tax and minority interest ("PATMI") for 3Q 2006 were the following gains (net) from the sale of investments:

	$M
Raffles City Singapore (accounted for in Share of Associates' results - refer to Item E)	92.2
The Ascott Mayfair in United Kingdom	52.8
10 units of Hong Kong Parkview apartments	8.5
Others (net)	(1.1)
Total Group's share of gain after tax & MI for 3Q 2006	**152.4**

1(a)(iii) Discontinued Operations

The discontinued operations comprised PREMAS International Limited and the hotel business of Raffles Holdings Limited ("discontinued operations") which were divested in May 2005 and September 2005 respectively. A summary of the 3Q and YTD Sep results of the discontinued operations is as follows:

	Group – Discontinued operations			
	3Q 2006 S$'000	3Q 2005 S$'000	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000
Revenue	–	132,362	–	458,171
Cost of sales	–	(63,844)	–	(237,388)
Gross profit	–	68,518	–	220,783
Other operating income	–	1,336	–	6,233
Administrative expenses	–	(54,926)	–	(179,807)
Other operating expenses	–	(1,340)	–	(1,952)
Profit from discontinued operations	–	13,588	–	45,257
Finance costs	–	(1,698)	–	(5,693)
Share of results (net of tax) of associates	–	–	–	96
Profit before taxation from discontinued operations	–	11,890	–	39,660
Taxation	–	(2,014)	–	(9,399)
Profit after taxation before gain on sale of discontinued operations	–	9,876	–	30,261
Gain on sale of discontinued operations	12,536	629,686	26,869	660,941
Profit after taxation from discontinued operations*	12,536	639,562	26,869	691,202

* Please refer to Item 1(a)(ii)(G) for details.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 30/09/2006 vs 31/12/2005

	Group			Company		
	30/09/2006 S$'000	31/12/2005 S$'000	% Change	30/09/2006 S$'000	31/12/2005 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	197,094	201,465	(2.2)	1,337	1,588	(15.8)
Intangible Assets	30,208	35,394	(14.7)	–	–	–
Investment Properties	6,725,456	5,914,905	13.7	–	–	–
Properties Under Devt	925,675	634,004	46.0	–	–	–
Interests in Subsidiaries	–	–	–	3,851,358	3,773,558	2.1
Interests in Associates & Jointly-Controlled Entities	3,973,772	3,928,670	1.1	–	–	–
Other Assets	360,619	323,874	11.3	4,187	4,211	(0.6)
	12,212,824	**11,038,312**	**10.6**	**3,856,882**	**3,779,357**	**2.1**
Current Assets						
Devt Properties for Sale	*3,584,815*	*3,542,494*	*1.2*	–	–	–
Trade & Other Receivables	*1,300,860*	*1,417,790*	*(8.2)*	*1,835,911*	*1,101,118*	*66.7*
Cash & Cash Equivalents	*3,239,090*	*2,111,277*	*53.4*	*294,919*	*987,736*	*(70.1)*
Other Current Assets	*74,495*	*73,180*	*1.8*	–	–	–
	8,199,260	*7,144,741*	*14.8*	*2,130,830*	*2,088,854*	*2.0*
Less: Current Liabilities						
Trade & Other Payables	*1,934,280*	*2,005,739*	*(3.6)*	*1,003,293*[1]	*206,882*	*385.0*
Short-Term Borrowings	*1,975,974*	*2,383,844*	*(17.1)*	*288,557*	*692,735*	*(58.3)*
Finance Leases	*3,552*	*3,448*	*3.0*	–	–	–
Other Current Liabilities	*197,303*	*237,664*	*(17.0)*	–	–	–
	4,111,109	*4,630,695*	*(11.2)*	*1,291,850*	*899,617*	*43.6*
Net Current Assets	**4,088,151**	**2,514,046**	**62.6**	**838,980**	**1,189,237**	**(29.5)**
Less: Non-Current Liabilities						
Long-Term Borrowings	5,908,029	4,228,011	39.7	91,000	125,500	(27.5)
Finance Leases	45,643	48,683	(6.2)	–	–	–
Other Non-Current Liabilities	735,361	247,296	197.4	23,669	149,597	(84.2)
	6,689,033	**4,523,990**	**47.9**	**114,669**	**275,097**	**(58.3)**
Net Assets	**9,611,942**	**9,028,368**	**6.5**	**4,581,193**	**4,693,497**	**(2.4)**
Representing:						
Share Capital*	4,300,887	2,750,503	56.4	4,300,887	2,750,503	56.4
Reserves	2,496,755	3,907,207	(36.1)	280,306	1,942,994	(85.6)
Equity attributable to equity holders of the Company	6,797,642	6,657,710	2.1	4,581,193	4,693,497	(2.4)
Minority Interests	2,814,300	2,370,658	18.7	–	–	–
Total Equity	**9,611,942**	**9,028,368**	**6.5**	**4,581,193**	**4,693,497**	**(2.4)**

Note : * Following the changes in the Companies (Amendment) Act 2005, the par value concept was abolished on 30/01/2006. As such, share premium and capital redemption reserve of the Company have been transferred to the share capital with effect from 31/01/2006.

[1] Increase due to an inter-company payable to one of the subsidiaries. This amount will be eliminated on consolidation of the Group.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(ii) Aggregate amount of group's borrowings (including finance leases)

	Group	
	As at 30/09/2006 S$'000	As at 31/12/2005 S$'000
Amount repayable in one year or less, or on demand:-		
Secured	207,642	438,546
Unsecured	1,771,884	1,948,746
Sub-Total 1	**1,979,526**	**2,387,292**
Amount repayable after one year:-		
Secured	2,891,224	2,270,382
Unsecured	3,062,448	2,006,312
Sub-Total 2	**5,953,672**	**4,276,694**
Total Debt	**7,933,198**	**6,663,986**

Details of any collateral
Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Cash Flows Statement

	Group			
	3Q 2006 S$'000	3Q 2005 S$'000	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000
Cash Flows from Operating Activities				
Profit before taxation from continuing operations	**444,795**	**129,981**	**829,858**	**413,665**
Profit before taxation from discontinued operations	**12,536**	**641,576**	**26,869**	**700,601**
Total profit before taxation	**457,331**	**771,557**	**856,727**	**1,114,266**
Adjustments for :				
Amortisation and write off of:				
- Intangible assets	514	169	524	752
- Leasehold investment property	558	455	1,653	1,301
Negative goodwill on acquisition	–	–	(77,000)	(820)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(3,997)	(23,045)	(17,713)	(36,169)
- Loans to associates	11,500	–	11,500	–
- Non-current portion of financial assets	13	(917)	2	(883)
Share-based expenses	7,339	4,216	17,634	11,596
Changes in fair value of financial derivatives and assets	(3,665)	(2,428)	(7,992)	(10,296)
Depreciation of property, plant and equipment	8,707	17,657	25,181	63,610
Loss/(Gain) on disposal/Write off of property, plant and equipment	773	(2,804)	649	(4,540)
Gain on disposal of investment properties	(92,201)	(210)	(96,938)	(7,033)
Write back in value of investment properties	(40,996)	–	(40,996)	–
Gain on disposal of non-current financial assets	–	–	(8,937)	(2,101)
Gain on disposal, liquidation and dilution of subsidiaries	(38,691)	(632,146)	(100,825)	(707,499)
Share of results of associates, jointly-controlled entities and partnership	(237,200)	(33,893)	(303,120)	(78,251)
Accretion of deferred income	(1,153)	(634)	(3,499)	(2,045)
Interest expense	85,634	63,216	229,241	197,889
Interest income	(35,818)	(24,215)	(103,154)	(70,317)
	(338,683)	**(634,579)**	**(473,790)**	**(644,806)**
Operating profit before working capital changes	**118,648**	**136,978**	**382,937**	**469,460**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	107,165	73,828	26,016	(118,335)
Development properties for sale	(31,345)	202,181	60,595	975,393
Trade and other payables	112,260	(42,358)	98,106	(302,989)
Amount due from related corporations	–	315	–	(3,236)
Financial assets	(331)	4,074	(100)	4,108
	187,749	**238,040**	**184,617**	**554,941**
Cash generated from operations	**306,397**	**375,018**	**567,554**	**1,024,401**
Income tax paid	(21,206)	(24,587)	(74,545)	(82,254)
Customer deposits and other non-current payables (refunded)/received	(956)	(4,600)	1,986	4,217
Net cash generated from Operating Activities	**284,235**	**345,831**	**494,995**	**946,364**

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Cash Flows Statement (cont'd)

	Group			
	3Q 2006 S$'000	3Q 2005 S$'000	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	2,229	3,010	11,439	21,722
Purchase of property, plant and equipment	(12,428)	(34,421)	(39,674)	(59,181)
Decrease/(Increase) in associates, jointly-controlled entities	44,600	(19,260)	(553,771)	(66,847)
Decrease/(Increase) in amounts owing by investee companies and other non-current receivables	9,257	228	4,330	(8,975)
Acquisition of investment properties and properties under development	(414,485)	(386,316)	(949,817)	(674,009)
Proceeds from disposal of investment properties	257,533	184	431,663	80,959
(Acquisition)/Proceeds from disposal of non-current financial assets	(43,187)	(5,026)	(26,133)	1,885
Dividends received from associates and jointly-controlled entities	564,502	23,478	597,210	71,968
(Acquisition)/Disposal of subsidiaries (net)	(23,688)	1,374,517	111,300	1,484,119
Acquisition of remaining interest in a subsidiary	–	–	–	(21,315)
Interest income received	34,922	14,256	96,707	55,829
Settlement of derivative	–	–	–	(15,002)
Net cash generated from/(used in) Investing Activities	**419,255**	**970,650**	**(316,746)**	**871,153**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	4,420	13,677	35,148	42,967
Proceeds from loans from minority shareholders	21,743	31,042	26,403	44,039
Contribution from minority shareholders (net)	51,539	243,479	280,375	335,214
(Repayment of)/Proceeds from sales of future receivables	(116,944)	–	142,967	(277,640)
Proceeds from terms loans	1,408,603	266,607	3,425,027	1,398,162
Repayment of term loans	(948,763)	(376,950)	(2,712,595)	(2,115,996)
Proceeds from debt securities	443,480	106,625	840,888	106,625
Repayment of debt securities	(159,120)	(103,797)	(298,681)	(167,577)
Repayment of finance lease payables	(772)	(894)	(2,551)	(2,526)
Dividends paid to minority shareholders	(37,384)	(21,867)	(124,015)	(97,256)
Dividends paid to shareholders	–	–	(399,089)	(126,527)
Interest expense paid	(93,633)	(81,214)	(251,175)	(235,640)
Net cash generated from /(used in) Financing Activities	**573,169**	**76,708**	**962,702**	**(1,096,155)**
Net increase in cash and cash equivalents	**1,276,659**	**1,393,189**	**1,140,951**	**721,362**
Cash and cash equivalents at beginning of the period	1,957,188	1,223,419	2,105,015	1,904,831
Effect of exchange rate changes on cash balances held in foreign currencies	5,219	9,850	(6,900)	265
Cash and cash equivalents at end of the period	**3,239,066**	**2,626,458**	**3,239,066**	**2,626,458**

Cash and cash equivalents	3,239,090	2,632,506	3,239,090	2,632,506
Bank overdraft	(24)	(6,048)	(24)	(6,048)
Cash and cash equivalents at end of the period	**3,239,066**	**2,626,458**	**3,239,066**	**2,626,458**

Cash and cash equivalents at end of the period

The cash and cash equivalents of about $3,239.1 million as at 30/09/2006 included $2,755.2 million in fixed deposits and $75.2 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity

As at 30/09/2006 vs 30/09/2005 – GROUP

S$'000	Share Capital	Share Premium	Capital Reserve	Revaluation Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Other Reserves*	Total	Minority Interest	Total Equity
Balance as at 01/07/2006	4,296,467	–	1,329,237	204,941	(90,365)	618,931	139,450	6,498,661	2,590,979	9,089,640
Net fair value changes on available-for-sale investments							16,009	**16,009**	–	**16,009**
Net fair value changes on cash flow hedge							(9,559)	**(9,559)**	(3,959)	**(13,518)**
Foreign currency translation differences					10,031			**10,031**	9,654	**19,685**
Net gains/(losses) recognised directly in equity					*10,031*		*6,450*	***16,481***	*5,695*	***22,176***
Profit for 3Q 2006						273,426		**273,426**	160,842	**434,268**
Realised reserves transferred to income statement				(2,516)	(623)		126	**(3,013)**	(1,071)	**(4,084)**
Total recognised gains/(losses) for the period				**(2,516)**	**9,408**	**273,426**	**6,576**	**286,894**	**165,466**	**452,360**
Issue of shares under Share Option Plan	4,420							**4,420**	–	**4,420**
Cost of share-based payment							6,299	**6,299**	209	**6,508**
Capital contribution from MI								–	51,539	**51,539**
Dividend paid to MI								–	(37,384)	**(37,384)**
Acquisition/(Disposal) of subsidiaries (net)								–	43,491	**43,491**
Others			55	50		1,311	(48)	**1,368**	–	**1,368**
Balance as at 30/09/2006	4,300,887	–	1,329,292	202,475	(80,957)	893,668	152,277	6,797,642	2,814,300	9,611,942

S$'000	Share Capital	Share Premium	Capital Reserve	Revaluation Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Other Reserves*	Total	Minority Interest	Total Equity
Balance as at 01/07/2005	2,640,206	2,660,629	80,964	87,325	(12,849)	197,520	28,984	5,682,779	2,217,986	7,900,765
Revaluation surplus on investment properties				2,006				**2,006**	1,758	**3,764**
Foreign currency translation differences					24,725			**24,725**	12,915	**37,640**
Net gains recognised directly in equity				*2,006*	*24,725*			***26,731***	*14,673*	***41,404***
Profit for 3Q 2005						443,760		**443,760**	302,668	**746,428**
Realised revaluation reserve transferred to income statement					(39,359)			**(39,359)**	(26,175)	**(65,534)**
Total recognised gains/(losses) for the period				**2,006**	**(14,634)**	**443,760**		**431,132**	**291,166**	**722,298**
Issue of shares under Share Option Plan	9,349	4,865						**14,214**	–	**14,214**
Conversion of convertible bonds	78,243	90,500	(12,492)					**156,251**	–	**156,251**
Cost of share-based payment							6,739	**6,739**	2,052	**8,791**
Capital contribution from MI								–	243,479	**243,479**
Dividend paid to MI								–	(21,867)	**(21,867)**
Acquisition/(Disposal) of subsidiaries (net)								–	(53,770)	**(53,770)**
Transfer to/(from) reserves			181			(181)		–	–	–
Others			(4,129)			3,220	(243)	**(1,152)**	–	**(1,152)**
Balance as at 30/09/2005	2,727,798	2,755,994	64,524	89,331	(27,483)	644,319	35,480	6,289,963	2,679,046	8,969,009

* Includes available-for-sale, equity compensation and hedging reserves

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/09/2006 vs 30/09/2005 – COMPANY

S$'000	Share Capital	Share Premium	Capital Reserve	Revenue Reserve	Equity Comp. Reserve	Total
Balance as at 01/07/2006	**4,296,467**	**-**	**-**	**244,058**	**26,802**	**4,567,327**
Profit for 3Q 2006				3,784		**3,784**
Total recognised gains for the period				**3,784**		**3,784**
Issue of shares under Share Option Plan	4,420					**4,420**
Cost of share-based payment					5,662	**5,662**
Others				(34)	34	**-**
Balance as at 30/09/2006	4,300,887	–	–	247,808	32,498	**4,581,193**
Balance as at 01/07/2005	**2,640,206**	**1,392,397**	**15,450**	**193,761**	**10,032**	**4,251,846**
Profit for 3Q 2005				21,469		**21,469**
Total recognised gains for the period				**21,469**		**21,469**
Issue of shares under Share Option Plan	9,349	4,865				**14,214**
Conversion of convertible bonds	78,243	90,500	(12,492)			**156,251**
Cost of share-based payment					3,729	**3,729**
Balance as at 30/09/2005	2,727,798	1,487,762	2,958	215,230	13,761	**4,447,509**

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 30/09/2006, the issued and fully paid-up share capital of the Company was $4,300.9 million (30/09/2005: $2,727.8 million). Movements in the Company's issued and fully paid-up share capital during 3Q 2006 were as follows:

	$'000
As at 01/07/2006	4,296,467
Issue of shares under CapitaLand Share Option Plan	4,420
As at 30/09/2006	**4,300,887**

As at 30/09/2006, the issued ordinary shares of the Company numbered 2,776,377,521 (30/09/2005: 2,727,797,613). During 3Q 2006, the Company issued 2,969,029 ordinary shares under the Share Option Plan.

Share Options

As at 30/09/2006, the number of outstanding share options under the Company's Share Option Plan was 60,947,447 (30/09/2005: 67,086,771).

Performance Shares

As at 30/09/2006, the number of outstanding performance shares under the Company's Performance Share Plan was 9,003,801 (30/09/2005: 7,526,300).

The final number of performance shares given will depend on the achievement of pre-determined targets over a three-year performance period. Recipients who do not meet the threshold targets at the end of the performance period will not be given any performance shares. On the other hand, if superior targets are met, more performance shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2005.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please refer to Item 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company after deducting any provision for preference dividends:**

		Group			
		3Q 2006	3Q 2005	YTD Sep 2006	YTD Sep 2005
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents) from:				
	- continuing operations	9.6 cents	2.8 cents	19.7 cents	9.3 cents
	- discontinued operations	0.3 cents	13.7 cents	0.6 cents	15.9 cents
	Total	**9.9 cents**	**16.5 cents**	**20.3 cents**	**25.2 cents**
	- weighted average number of ordinary shares (in million)	2,774.7	2,687.6	2,766.6	2,613.4
6(b)	EPS based on fully diluted basis (in cents) from:				
	- continuing operations	9.4 cents	2.8 cents	19.5 cents	9.3 cents
	- discontinued operations	0.3 cents	13.4 cents	0.5 cents	15.5 cents
	Total	**9.7 cents**	**16.2 cents**	**20.0 cents**	**24.8 cents**
	- weighted average number of ordinary shares (in million)	2,817.9	2,745.8	2,807.9	2,669.6

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	Group		Company	
	30/09/2006	31/12/2005	30/09/2006	31/12/2005
NAV per ordinary share	$2.45	$2.42	$1.65	$1.71
NTA per ordinary share	$2.44	$2.41	$1.65	$1.71

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

8. **Review of the performance of the group**

GROUP OVERVIEW

	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Revenue	718,668	851,323	(15.6)	2,149,046	2,946,841	(27.1)
EBIT	530,429	191,499	177.0	1,059,099	605,861	74.8
Finance costs	(85,634)	(61,518)	(39.2)	(229,241)	(192,196)	(19.3)
PBT	444,795	129,981	242.2	829,858	413,665	100.6
PATMI*	273,426	443,760	(38.4)	562,168	657,330	(14.5)

** Included profit for the period from discontinued operations. Please refer to Item 1(a)(iii).*

3Q 2006 vs 3Q 2005

Revenue for 3Q 2006 at $718.7 million was $132.7 million or 15.6% lower than the $851.3 million recorded in the corresponding quarter last year. The decrease was mainly attributable to lower sales from development projects in Australia and the de-consolidation of assets divested in 2005. The decrease was partially cushioned by higher residential sales from China, higher fee-based income, higher revenue from serviced residences operations and revenue from retail malls in China.

Notwithstanding the lower revenue, earnings before interest and tax ("EBIT") for 3Q 2006 at $530.4 million were $338.9 million or 177.0% higher compared to the $191.5 million recorded in 3Q 2005. The higher EBIT was mainly attributable to higher portfolio gains, higher fee-based income, a write back of assets revaluation reserves previously charged to the income statement, higher share of joint ventures' profits and higher interest income. These were partially offset by impairments and allowances related to The Ascott Group's assets in Malaysia, higher staff costs, as well as higher depreciation and amortisation expenses.

Profit after tax and minority interest ("PATMI") for 3Q 2006 included the write back of provisions of $7.4 million, while 3Q 2005 included the operating contributions and strategic divestment gains of $369.0 million from the sale of the Raffles' hotel business. Excluding the contributions (operating contributions and strategic divestment gains) from the hotel business, the Group's 3Q 2006 PATMI was $266.1 million versus the $74.8 million recorded in 3Q 2005.

YTD Sep 2006 vs YTD Sep 2005

Revenue for YTD Sep 2006 decreased by $797.8 million or 27.1% to $2,149.0 million mainly attributable to lower sales from development projects in Australia, loss of revenue from assets divested in 2005 such as Four Seasons Hotel in London and Pidemco Tower in Shanghai. The decrease in Australia revenue was mainly attributed to the higher revenue recorded in 2005, as a result of the completion of the sale of properties to Australand Wholesale Property Trust No. 4. The decrease in the Group's revenue was partially cushioned by higher fee-based income, higher revenue from serviced residences operations and revenue from retail malls in China.

Despite the lower revenue, the Group achieved a higher EBIT of $1,059.1 million. This was a 74.8% increase over the corresponding period last year. The higher EBIT was mainly attributable to higher portfolio gains, the recognition of a $77.0 million negative goodwill on the acquisition of a 20% stake in Lai Fung Holdings Limited, higher fee-based income, higher operating margins from Singapore residential operations, a write back of assets revaluation reserves previously charged to the income statement and higher interest income.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

Finance costs incurred for YTD Sep 2006 were $229.2 million. This was an increase of $37.0 million or 19.3% compared to the $192.2 million recorded in YTD Sep 2005. The increase was mainly attributable to higher loans drawn down (predominantly foreign currency loans) to finance new overseas investment projects, as well as higher average interest rates.

The Group achieved a year-to-date profit after tax and minority interest ("PATMI") of $562.2 million which included a $15.8 million gain from the write back of provisions relating to the sale of Raffles' hotel business that were no longer required as well as additional proceeds on final settlement. This was 14.5% lower than the $657.3 million PATMI recorded a year ago. However, it should be noted that in YTD Sep 2005, the PATMI included the operating contributions and divestment gains of $413.8 million from the strategic divestments of PREMAS International Limited and Raffles' hotel business. Excluding these, the Group's PATMI was about 124.4% higher than the $243.5 million recorded in YTD Sep 2005.

Overseas revenue at $1,421.7 million accounted for 66.2% of the Group's total revenue. This was 6.3% lower compared to the 72.5% recorded a year ago, mainly attributable to higher revenue from Australia in YTD Sep 2005 due to the completion of the sale of properties to Australand Wholesale Property Trust No. 4. We continue to see strong contributions from our overseas operations with overseas EBIT growing by 42.0% to $600.3 million. At the same time we have seen a very strong recovery in Singapore with EBIT growing 150.7% to $458.8 million and as a consequence, overseas EBIT accounted for 56.7% of the Group's EBIT.

The Group's net debt and gearing (net debt to equity ratio) as at end September 2006 were $4.7 billion and 0.49 respectively compared to a net debt of $4.6 billion and gearing of 0.50 as at end December 2005. As at end September 2005, the Group's net debt and gearing were $3.2 billion and 0.36 respectively. Although the Group was actively drawing down loans to fund new overseas investments, the increase in net debt was only about $0.1 billion. This was mainly due to the receipt of additional consideration from the sale of the hotel business upon finalisation of the completion accounts, as well as proceeds from other divestments. As at end September 2006, the Group's net tangible assets were $2.44 per share.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Revenue	509,071	636,747	(20.1)	1,584,351	2,319,358	(31.7)
EBIT	137,866	92,602	48.9	415,054	294,929	40.7

3Q 2006's revenue of $509.1 million was $127.7 million or 20.1% lower than 3Q 2005. This was mainly due to lower revenue from Australia operations, partially offset by higher sales from China operation.

Despite the lower revenue, EBIT for 3Q 2006 at $137.9 million was higher than 3Q 2005's $92.6 million due to higher profit margins in Singapore and Australia, as well as the higher sales in China.

In Singapore, CRL signed a Sale and Purchase Agreement to acquire Silver Tower, located in the heart of the Orchard Road district through a collective sale. This freehold site is expected to be redeveloped into a luxurious 20-storey condominium with 100 apartments.

In Vietnam, CRL has recently signed a Memorandum of Understanding with South Saigon Development Corporation to jointly develop a residential site located in District 7 in Ho Chi Minh City, adjacent to the Phu My Hung Urban area. This is CRL's second residential project in Vietnam.

YTD Sep 2006's revenue of $1,584.4 million was $735.0 million or 31.7% lower than last year, mainly attributed to the higher revenue recorded in 2005, as a result of the completion of the sale of properties to Australand Wholesale Property Trust No. 4.

EBIT of $415.1 million represented an increase of $120.1 million over the same period last year. This was mainly contributed by higher EBIT from the Singapore residential operations and the recognition of a $77.0 million negative goodwill arising from the acquisition of a 20% stake in Lai Fung Holdings Limited in June 2006.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Revenue	31,115	28,662	8.6	92,165	94,811	(2.8)
EBIT	22,337	23,999	(6.9)	133,492	102,196	30.6

Revenue for 3Q 2006 of $31.1 million was $2.5 million or 8.6% higher than 3Q 2005. The increase in revenue was largely attributable to higher rental from Singapore office properties and higher property management fee income, partially offset by the loss of revenue from the Four Seasons Hotel in London which was divested in November 2005.

EBIT for 3Q 2006 of $22.3 million was 6.9% lower than 3Q 2005, mainly due to a decrease in share of profits from associates.

For YTD Sep 2006, revenue of $92.2 million was $2.6 million or 2.8% lower than YTD Sep 2005 mainly due to the divestment of Pidemco Tower in Shanghai and Four Seasons Hotel in London last year, partially offset by higher rental from Singapore office properties and higher property management fee income.

EBIT for YTD Sep 2006 was however $31.3 million or 30.6% higher than YTD Sep 2005, mainly attributable to the recognition of the gain from the sale of Shanghai Xin Mao Property Development Co., Ltd, as well as higher contributions from associates and jointly-controlled entities.

Retail SBU: CapitaLand Retail Limited ("CRTL")

	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Revenue	21,150	13,287	59.2	60,377	31,628	90.9
EBIT	28,416	12,053	135.8	68,331	32,879	107.8

Revenue for 3Q 2006 at $21.2 million was $7.9 million or 59.2% higher than 3Q 2005. The increase was mainly due to higher revenue from Clarke Quay and China properties, as well as higher retail management fees from CapitaMall Trust ("CMT").

EBIT for 3Q 2006 at $28.4 million showed an increase of $16.4 million or 135.8% compared with 3Q 2005, mainly attributable to a $21.8 million gain arising from the dilution of the Group's unit holding in CMT following CMT's equity fund raising to part finance its acquisition of Raffles City Singapore. These were partially offset by higher administrative and operating expenses due to business expansion, particularly in China.

Revenue for YTD Sep 2006 was $28.7 million or 90.9% higher than YTD Sep 2005, for the same reasons mentioned above.

EBIT for YTD Sep 2006 increased by $35.5 million or 107.8% compared with YTD Sep 2005 mainly attributable to the $21.8 million dilution gain from CMT, foreign exchange gains from the revaluation of the USD denominated loans arising from the strengthening of the SGD and RMB against the USD, higher share of associates' profits, distribution income from an investment in Hong Kong, partially offset by higher administrative and operating expenses due to business expansion, particularly in China.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Revenue	39,392	13,876	183.9	76,631	41,113	86.4
EBIT	24,531	6,298	289.5	49,988	24,964	100.2

3Q 2006's revenue of $39.4 million was 183.9% or $25.5 million higher than 3Q 2005. The increase was mainly attributable to a one-off acquisition fee of $21.6 million arising from the joint acquisition of Raffles City Singapore by CapitaMall Trust ("CMT") and CapitaCommercial Trust ("CCT"). The recurring fund management fees also increased in tandem with the higher assets under management ("AUM"). AUM as at end September 2006 was $11.1 billion, up by $4.3 billion from $6.8 billion a year ago.

EBIT for 3Q 2006 of $24.5 million was significantly higher by 289.5% or $18.2 million compared to 3Q 2005. The increase in EBIT was mainly due to higher revenue from the acquisition fee, a mark-to-market gain of $2.1 million on an investment in Hong Kong, a gain of $1.5 million from the disposal of a short term investment, partially offset by higher operating expenses due to the expansion of both local and overseas operations.

Revenue for YTD Sep 2006 of $76.6 million represented an increase of 86.4% or $35.5 million over the corresponding period last year. The increase was largely contributed by the higher acquisition fees and the increase in recurring fund management fees as mentioned above.

EBIT for YTD Sep 2006 of $50.0 million represented a 100.2% or $25.0 million increase over the corresponding period last year, arising from higher revenue, a mark-to-market gain of $7.1 million on an investment in Hong Kong, a one-off gain and higher distribution income which more than offset the increase in operating expenses due to business expansion.

TAG & ART: The Ascott Group & Ascott Residence Trust

	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Revenue	121,742	112,200	8.5	349,690	331,374	5.5
EBIT	80,261	36,687	118.8	133,814	94,583	41.5

Revenue for 3Q 2006 of $121.7 million increased by 8.5% over the same period last year. This increase was underpinned by the growth in the overall revenue per available apartment unit ("REVPAU") on a same store basis, with the serviced residence operations in Singapore, Vietnam, Indonesia, Philippines and the United Kingdom achieving double digit REVPAU increases. The consolidation of results from The Ascott Beijing in China, as well as The Ascott Mayfair ("TAM") in United Kingdom until August 2006 when it was sold, also contributed to the revenue increase.

EBIT for 3Q 2006 of $80.3 million increased by 118.8% over that of the corresponding period last year. The increase in EBIT was mainly attributable to the divestment of TAM for a total cash consideration of GBP65.8 million (approximately S$197.1 million). This was partially offset by impairments and allowances related mainly to TAG's assets in Malaysia.

Similarly, revenue for YTD Sep 2006 of $349.7 million increased by 5.5% over that of the corresponding period last year on account of the REVPAU growth.

EBIT for YTD Sep 2006 of $133.8 million increased by 41.5% over that of the corresponding period last year. Besides higher portfolio gains, the increase in EBIT was also a result of the better operating performances, partially offset by the transaction costs relating to the establishment of Ascott Residence Trust ("ART").

Raffles Holdings Group and RC Hotels ("Raffles")

	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Revenue	1,449	51,068	(97.2)	3,630	144,651	(97.5)
EBIT	247,804	18,691	1,225.8	277,688	44,007	531.0

3Q 2006's revenue of $1.4 million was significantly lower than the $51.1 million recorded in 3Q 2005, mainly attributable to the divestment of the hotel business in September 2005.

EBIT for 3Q 2006 at $247.8 million, on the other hand, was significantly higher than the $18.7 million recorded in the corresponding period last year. The higher EBIT was mainly attributable to higher share of an associate's profit arising from the sale of Raffles City Singapore by Tincel Properties (Private) Limited which was completed on 1 September 2006 and higher interest income.

For the same reasons mentioned above, YTD Sep 2006 revenue was 97.5% lower at $3.6 million. On the other hand, YTD Sep 2006's EBIT improved 531.0% to $277.7 million mainly attributable to higher share of an associate's profit and higher interest income, partially offset by loss of earnings from divestment of the hotel business in September 2005.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made when the second quarter 2006 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, the outlook for the real estate industry is expected to remain positive as both local and foreign buyers continue to purchase quality homes that are well-located. CRL's recent preview for The Metropolitan saw strong demand with 75% of the phase one units released sold at an average price of S$780 psf. The project is expected to be officially launched on 11 November 2006.

In China, CRL has marked its maiden entry into the central China residential market through its recent partnership with a leading developer in Zhengzhou, Henan.

The recent measures imposed by the Chinese government had some impact on properties prices and transaction volumes in the general Shanghai market. However, prices and volume achieved for our Shanghai projects as well as the property markets in the rest of China have remained stable. CRL believes in the long term growth of China including Shanghai and it will continue to expand into China's key growth areas in the Bohai, Yangtze River Delta, Pearl River Delta, Southwest and Central China regions, to develop quality and distinctive homes.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

In Singapore, there is strong demand for premium office space as the shortage in supply intensifies. Average monthly prime rents climbed 15% to S$6.90 psf per month in 3Q 2006, up from S$6.00 psf per month in the previous quarter. Average Grade A rents rose 11.8% to S$7.60 psf per month over the same period. According to CB Richard Ellis, occupancy for Grade A office space reached 99.3%, surpassing the previous high of 98.8% in 2000. The industrial sector also saw some positive signs as a result of the buoyant economy. CCID expects its office and industrial properties to perform better than 2005.

CCID also expects its overseas properties to continue to do well.

In Hong Kong, overall net effective rentals increased by 7.2% with the largest increase of 9.1% observed in Central Hong Kong. Office properties are expected to perform well on the back of limited supply.

In China, particularly in Shanghai, demand in the office leasing market continued to be strong, backed by expansion of companies which are in the service, finance, technology and consumer goods sectors.

Retail SBU: CapitaLand Retail Limited ("CRTL")

In Singapore, the demand for retail space is expected to be robust as retailers' sentiment continues to ride high on the expected growth in consumer spending. According to a report by Knight Frank, rents for retail space in Singapore will rise by as much as 9% year-on-year despite new properties coming into the market.

In China, economic growth is expected to slow slightly but remain high. Retail sales are expected to grow 13.5% for the full year. Against this backdrop, CRTL will continue to expand its China business through acquisitions and management of malls anchored by Wal-Mart and other China malls.

As part of its integrated retail mall strategy for China, the Group has set up a private trust CapitaRetail China Trust ("CRCT") which has received eligibility to list on the Singapore Exchange Securities Trading Limited. CRCT will be the first pure-play China Retail REIT, when listed. The initial portfolio comprises seven assets valued at approximately S$690 million.

In Japan, CapitaRetail Japan Fund acquired the fifth mall located in Hokaido anchored by Ito-Yokado for approximately JPY4.2 billion (SGD56.4 million) in September 2006. With this acquisition, CapitaRetail Japan Fund has achieved close to a third of the fund's targeted portfolio size of JPY150 billion (SGD2.0 billion). Japan remains a key and long term retail property market for the Group. CRTL will continue to actively pursue acquisition opportunities to expand its presence there further.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL will continue to grow its assets under management ("AUM") and it is well on track to exceeding its 2007 AUM target of S$13.0 billion.

A proposed China Retail REIT, CapitaRetail China Trust, is targeted to be listed by end December 2006.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

CapitaLand had earlier announced that it had signed a Memorandum of Understanding to develop an integrated project in Manama, Bahrain. This integrated project of more than 3 million square feet will comprise residential, serviced residence, retail and leisure components. CFL is planning to launch a private equity fund to invest in the project. Separately, CFL is exploring to raise property funds to invest in commercial projects in Malaysia.

The 10 existing private equity funds will continue to seek accretive properties in the Asian region to strengthen their existing portfolio. In tandem with the growth in assets under management ("AUM") , CFL's recurring fund management fees will continue to increase.

TAG & ART: The Ascott Group & Ascott Residence Trust

The Ascott Group ("TAG") has transformed its business model into a comprehensive platform where it will focus on growing fee-based income and incubating assets for ART. TAG is expected to benefit from the strong demand for business and leisure accommodation in Europe and the growing economies of Asia. It will continue to acquire and develop quality serviced residence properties in Europe and the Asia-Pacific regions, with a view to incubate the latter for potential injection into ART.

For full year 2006, the net profit including portfolio gains from TAG, together with ART will be higher than last year.

Raffles Holdings Group ("Raffles")

On 1 October 2006, Raffles Holdings Limited ("RHL") announced that the High Court of the Republic of Singapore has given its approval and confirmation for RHL's capital distribution ($0.37 per share). The payment for the capital distribution together with a special dividend ($0.33 per share) was made on 17 October 2006 to RHL's shareholders.

At the same time, RHL together with CapitaLand Limited has proposed to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited. CapitaLand Limited will make a conditional cash offer of S$0.06 per share in cash to acquire all the issued ordinary shares in the capital of RHL not currently held by it. RHL will seek the approval of its shareholders at an extraordinary general meeting on 17 November 2006.

GROUP OVERALL PROSPECTS FOR 2006

The Group is growing a solid, long term pan-Asian footprint with its unique expertise in the real estate value chain.

We remain committed to our strategy to grow a balanced and diversified business with the drivers for sustainable growth as follows:

- broad geographical footprint and multi-local operations with competencies across multiple-sectors. We are a leading developer and manager of homes, offices, integrated developments and serviced residences (through The Ascott Group and Ascott Residence Trust). We are also one of Asia's leading mall owners and operators;

- robust real estate growth in our key Asian markets in tandem with the very strong recovery in the Singapore market;

- increasing our assets under management through our strong network and reputation to attract global capital to grow our real estate investment trust ("REIT") and private equity fund management business;

- stringent focus on capital management to achieve the best risk-adjusted returns for our shareholders, underpinned by our disciplined and independent risk management processes; and

- investment in human capital with emphasis on nurturing a spirit of innovation, creativity and entrepreneurship among our more than 6,000 strong global staff under our international brand name.

For the first nine months of 2006, all our strategic business units performed well. In particular, the retail and financial services business units doubled their earnings year-on-year. By geographical location, our key markets of Singapore and China delivered good financial results despite the impact of higher fuel prices, higher interest rates and the administrative measures on the real estate sector imposed by the Chinese government. Australia, our other key market, also performed satisfactorily with its balanced portfolio of development assets and investment properties.

The Group will continue to expand overseas as it sees a long term growth trend in Asia underpinned by robust growth in China, India and a recovering Japan. We continue to expand our presence in our chosen geographies, including India and Vietnam.

We have a positive long term view of China and will continue to adopt a balanced approach to investment and growth in different real estate sectors. This is underscored by our well distributed asset allocation in Retail (34.4%), Residential (30.8%), Commercial and Integrated Development (23.1%) and Serviced Residences (11.7%) sectors. With the recent partnership with a leading developer in Zhengzhou, Henan, the residential footprint will extend beyond the Bohai, Yangtze River Delta and Pearl River Delta into Central China regions. Our China integrated retail strategy of investing, managing and listing funds is on track. The Group has announced that a China retail REIT listed in Singapore is to be launched by the end of the year.

In Singapore, the economy is enjoying strong growth and this augurs well for the Group with our well balanced portfolio across the Commercial and Integrated Development (25.7%), Residential (18.1%), Retail (17.3%) and Serviced Residences (8.8%) sectors. Private residential prices are rising at their fastest pace in more than six years, driven largely by the high-end segment. Our prime office portfolio is seeing strong, positive rent reversions as office demand remains robust against a backdrop of tightening supply. Together with our partner, Kerzner International, we have jointly submitted a proposal to the Singapore Government for an integrated resort to be named Atlantis Sentosa, with a total investment of $5.28 billion. Our submission is one of three bids. The announcement of the award is expected by the end of the year.

The long term outlook for our businesses remains favourable.

The Group is confident that it will be profitable in 2006.

11. <u>Dividend</u>

11(a) Any dividend declared for the present financial period? Nil
11(b) Any dividend declared for the previous corresponding period? Nil
11(c) Date payable : Not applicable
11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

13. Segmental Revenue & Results

13(a) By Strategic Business Units (SBUs) – 3Q 2006 vs 3Q 2005

	Revenue			Earnings before interest & tax		
	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	3Q 2006 S$'000	3Q 2005 S$'000	Variance %
Continuing operations						
Residential	509,071	636,747	(20.1)	137,866	92,602	48.9
Commercial & Integrated Devt.	31,115	28,662	8.6	22,337	23,999	(6.9)
Retail	21,150	13,287	59.2	28,416	12,053	135.8
Financial Services	39,392	13,876	183.9	24,531	6,298	289.5
TAG & ART	121,742	112,200	8.5	80,261	36,687	118.8
RHL Group & RCH	1,449	51,068	(97.2)	247,804	18,691	1,225.8
Others and Consolidation adjms	(5,251)	(4,517)	(16.2)	(10,786)	1,169	(1,022.7)
Total – Continuing operations	**718,668**	**851,323**	**(15.6)**	**530,429**	**191,499**	**177.0**
Total – Discontinued operations	**–**	**132,362**	**NM**	**12,536**	**643,274**	**(98.1)**

13(b) By Strategic Business Units (SBUs) – YTD Sep 2006 vs YTD Sep 2005

	Revenue			Earnings before interest & tax		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Continuing operations						
Residential	1,584,351	2,319,358	(31.7)	415,054	294,929	40.7
Commercial & Integrated Devt.	92,165	94,811	(2.8)	133,492	102,196	30.6
Retail	60,377	31,628	90.9	68,331	32,879	107.8
Financial Services	76,631	41,113	86.4	49,988	24,964	100.2
TAG & ART	349,690	331,374	5.5	133,814	94,583	41.5
RHL Group & RCH	3,630	144,651	(97.5)	277,688	44,007	531.0
Others and Consolidation adjms	(17,798)	(16,094)	(10.6)	(19,268)	12,303	NM
Total – Continuing operations	**2,149,046**	**2,946,841**	**(27.1)**	**1,059,099**	**605,861**	**74.8**
Total - Discontinued operations	**–**	**458,171**	**NM**	**26,869**	**706,294**	**(96.2)**

The Ascott Group's ("TAG") results as shown above are different from that reported by TAG due to the following :

(a) ART is an associate of TAG, but its results are consolidated at the CapitaLand Group level due to additional holding that CapitaLand Limited has in ART;
(b) adjustment of the gain recognised by TAG on the disposal of properties and investments to ART, as ART remains a subsidiary of the Group; and
(c) adjustment of the revaluation surplus by TAG on the sale of the Liang Court Shopping Centre as this net revaluation surplus was not realisable at the Group level.

Raffles Holding Limited ("RHL Group") 3Q and YTD Sep 2006's EBIT as shown above are different from that reported by RHL Group, as the Group has adjusted a portion of the revaluation surplus realised by Tincel Properties (Private) Limited on the sale of Raffles City Singapore which was not realisable at the Group level.

Strictly for information only, the numbers reported by Ascott Residence Trust, The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Ascott Residence Trust	60,684	–	–	21,820	–	–
The Ascott Group	303,723	331,374	(8.3)	182,676	94,584	93.1
Raffles Holdings Group*	3,630	2,677	35.6	502,933	31,945	1,474.4

* Includes only revenue and EBIT from continuing operations.

13(c) By Geographical Location – 3Q 2006 vs 3Q 2005

	Revenue			Earnings before interest & tax		
	3Q 2006 S$'000	3Q 2005 S$'000	Variance %	3Q 2006 S$'000	3Q 2005 S$'000	Variance %
Continuing operations						
Singapore	224,463	331,705	(32.3)	315,088	72,999	331.6
Australia & New Zealand	228,101	338,219	(32.6)	52,012	38,916	33.7
China	173,651	90,732	91.4	46,793	36,994	26.5
Asia (excl. S'pore/China)	24,383	18,850	29.4	16,106	20,202	(20.3)
Europe	68,032	71,817	(5.3)	100,457	22,388	348.7
Others	38	–	NM	(27)	–	NM
Total	**718,668**	**851,323**	**(15.6)**	**530,429**	**191,499**	**177.0**

13(d) By Geographical Location – YTD Sep 2006 vs YTD Sep 2005

	Revenue			Earnings before interest & tax		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Variance %
Continuing operations						
Singapore	727,340	811,173	(10.3)	458,796	182,976	150.7
Australia & New Zealand	759,000	1,508,559	(49.7)	151,457	139,644	8.5
China	400,227	359,629	11.3	274,339	176,602	55.3
Asia (excl. S'pore/China)	78,095	54,380	43.6	46,023	50,036	(8.0)
Europe	184,322	213,100	(13.5)	128,608	56,603	127.2
Others	62	–	NM	(124)	–	NM
Total	**2,149,046**	**2,946,841**	**(27.1)**	**1,059,099**	**605,861**	**74.8**

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

CAPITALAND LIMITED
2006 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

17. Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheet, consolidated income statement, statement of changes in equity and consolidated cash flows statement, together with their accompanying notes) as at 30 September 2006 and the results of the business, changes in equity and cash flows of the Group for the nine months ended on that date, to be false or misleading in any material respect.

On behalf of the Board

Dr Hu Tsu Tau
Chairman

Liew Mun Leong
Director

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
9 November 2006

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

NEWS RELEASE

For immediate release
9 November 2006

CapitaLand posts 3Q2006 profit of S$273.4 million

3Q2006 PATMI from continuing operations triples to S$266.1 million from S$74.8 million in 3Q2005

Singapore, 9 November 2006 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$273.4 million for 3Q2006, compared to S$443.8 million recorded in 3Q2005. CapitaLand Group's 3Q2006 PATMI from continuing operations was S$266.1 million, more than triple that of S$74.8 million in 3Q2005. These figures exclude the huge divestment gains and the operating contributions of the hotel business, which Raffles Holdings sold in 2005.

Earnings before interest and tax (EBIT) of continuing operations for 3Q2006 were higher by 177.0%, increasing to S$530.4 million from S$191.5 million in 3Q2005. The increase in EBIT was mainly due to higher portfolio gains and fee-based income, greater share of profits from joint ventures, and better interest income.

While CapitaLand's overseas EBIT for YTD Sep 06 grew by 42.0% to S$600.3 million, there was also a very strong recovery in the Singapore market. This helped uplift Singapore EBIT by 150.7% to S$458.8 million in YTD Sep 06 from S$183.0 million in YTD Sep 05. Overseas EBIT represented 56.7% of the Group's total EBIT.

FINANCIAL HIGHLIGHTS				
$ million	**3Q 2006 (3 mths)**	**3Q 2005 (3 mths)**	**YTD Sep 06 (9 mths)**	**YTD Sep 05 (9 mths)**
Revenue	718.7	851.3	2,149.0	2,946.8
EBIT	530.4	191.5	1,059.1	605.9
Finance costs	(85.6)	(61.5)	(229.2)	(192.2)
PBT	444.8	130.0	829.9	413.7
PATMI * (Profit attributable to shareholders)	273.4	443.8	562.2	657.3
PATMI (Continuing Operations)	266.1	74.8	546.4	243.5

**Includes profit for the period from discontinued operations.*

Dr Richard Hu, Chairman, CapitaLand Group, said, "For the first nine months of 2006, all our businesses covering retail, residential, commercial and integrated development, financial services and serviced residences in Singapore and China performed very well. In particular, the retail and financial services business units doubled their earnings year-on-year. Australia, our other key market, also contributed to the Group's earnings as a result of its balanced portfolio of development assets and investment properties.

"Our business units are expected to benefit from the very strong recovery in the Singapore economy and the robust real estate growth in our key Asian markets. While our mainstay operations are doing well, the Group will step up the growth opportunities in India, Malaysia, Vietnam and other new markets."

Liew Mun Leong, President and CEO, CapitaLand Group, said, "We have pushed the envelope in all our businesses to ensure sustained growth and profitability. In Singapore, we successfully completed the Raffles City transaction, enlarging our retail and office portfolios. Our residential business unit has achieved a benchmark sales price for high-end residential developments. Our serviced residence arm acquired two sites in Singapore. In China, we have expanded into central and western growth regions to build quality and affordable homes for the local Chinese. We have also obtained approval to list CapitaRetail China Trust, the first pure-play China retail REIT in Singapore, by the end of the year.

"In India, Ascott has secured a successful joint venture with The Rattha Group to acquire and develop seven properties by 2010. This is in addition to our joint venture with the Runwal Group to build a 500-unit residential development in Mumbai, and a joint venture with Pantaloon Retail (India) Ltd to expand our retail operations. In Vietnam too, we secured a second residential site in Ho Chi Minh City. Our assets under management (AUM) grew to around S$11 billion, and we are well on course to exceed our 2007 AUM target of S$13 billlion. The long-term outlook for our businesses in Singapore and the other overseas markets remains favourable."

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **9 November 2006**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full 3Q2006 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	09-Nov-2006 17:30:19
Announcement No.	00076

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation Slides - "CapitaLand 3Q 2006 Results"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.PresentationSlides.3Q06.9Nov06.pdf Total size = **907K** (2048K size limit recommended)

Close Window

82 - 4507

CapitaLand

CapitaLand 3Q 2006 Results



9 November 2006

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

9Mths YTD 2006 - Strong Underlying Earnings

- **Strong PATMI of S$562.2 million for 9 months to Sep06**
  - PATMI of continuing operations surged 124% to S$546.4 million
  - Improved fee-based income
- **Multi-local strategy drives sustainable overseas earnings**
  - Overseas business contributed 57% of EBIT
  - Continued expansion in China, India, Thailand, Vietnam, Japan & Malaysia
  - Strong S'pore recovery, EBIT up 151% to S$458.8m
- **Growing financial services and fee-based income**
  - AUM grew to S$11.1 billion, up S$4.3 billion y-o-y
  - CCT & CMT completed acquisition of Raffles City for S$2.1 billion
  - Japan funds expanded portfolio by S$107 million
- **Active capital management**
  - RHL announced total cash distribution of 70 cents per share. CL received S$874 million on 17 October 2006
  - Maintained strong financial capacity: Net D/E ratio 0.49

82 - 4507

CapitaLand

82 - 4507

9Mths YTD 2006 - Strong Continuing Operations

S$ million	9Mths 2005	9Mths 2006	Change
Revenue	2,946.8	**2,149.0**	↓ 27.1%
EBIT	605.9	**1,059.1**	↑ 74.8%
PBT	413.7	**829.9**	↑ 1.0x
PATMI	657.3	**562.2**	↓ 14.5%
EPS (S cents)	25.2	**20.3**	↓ 19.4%
*PATMI (Cont. Ops)	243.5	**546.4**	↑ 1.2x
NTA / share (S$)	2.29	**2.44**	↑ 6.6%

***Exclude the following Discontinued Operations:**

9Mths'06 excluded a S$15.8m gain from write back of provisions relating to sale of Raffles' hotel business that were no longer required as well as additional proceeds from final settlement.

9Mths'05 excluded the operating contributions of S$18.4m and divestment gain of S$395.5m from the strategic divestments of PREMAS and Raffles' Hotel business.

CapitaLand

9Mths YTD 2006 - Overseas Contributions

By Geographical Location

Total Assets S$20.4 billion


Europe 6%
China 22%
Australia & NZ 20%
Other Asia* 9%
Singapore 43%

Revenue S$2,149.0 million


Europe 8%
China 19%
Australia & NZ 35%
Other Asia* 4%
Singapore 34%

EBIT S$1,059.1 million


Europe 12%
China 26%
Australia & NZ 14%
Other Asia* 5%
Singapore 43%

57% of Assets Overseas contributed 57% to Group EBIT

** Includes Hong Kong, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam*

CapitaLand

82 - 4507

EBIT Contributions by SBUs - Balanced Portfolio

9Mths 2005 - S$605.9 million



Raffles 7%
Residential 50%
TAG 16%
Financial Svcs 4%
CCID* 17%
Retail 6%

9Mths 2006 - S$1,059.1 million



Residential 39%
Raffles 26%
TAG & ART 12%
Financial Svcs 5%
CCID* 12%
Retail 6%

* CCID – Commercial & Integrated Development

82 - 4507

CapitaLand

EBIT by Geography

(S$ million)	9Mths 2005	9Mths 2006	Change
Singapore	183.0	458.8	↑ 1.5x
Australia & NZ	139.6	151.5	↑ 8.5%
China	176.6	274.3	↑ 55.3%
Other Asia*	50.0	46.0	↓ 8.0%
Europe	56.6	128.6	↑ 1.3x
Total EBIT	605.9	1,059.1	↑ 74.8%

* Includes Hong Kong, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam

82 - 4507

CapitaLand

EBIT by SBU

(S$ million)	9Mths 2005	9Mths 2006	Change
Residential	294.9	415.1	↑ 40.7%
CCID *	102.2	133.5	↑ 30.6%
Retail	32.9	68.3	↑ 1.1x
Financial Svcs	25.0	50.0	↑ 1.0x
TAG & ART	94.6	133.8	↑ 41.5%
RHL Grp	44.0	277.7	↑ 5.3x
Others & Adj	12.3	(19.3)	N.M.
Total EBIT	605.9	1,059.1	↑ 74.8%

* CCID – Commercial & Integrated Development

CapitaLand

Financial Capacity / Debt Coverage

	9Mths 2005	9Mths 2006	Change
Net Debt (S$ billion)	3.20	4.69	Increased
Equity (S$ billion)	8.97	9.61	Increased
Net Debt / Equity	0.36	0.49	Increased
% Fixed Rate Debt	76	72	Satisfactory
Finance Cost (S$ million)	192.2	229.2	Increased
Interest Cover Ratio (ICR)	10.4	8.2	Satisfactory
Interest Service Ratio (ISR)	7.7	8.6	Improved

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Balance Sheet Capacity



S$ billion
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
3Q06

Residential
Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold Sep-06	% Completed Sep-06
Launched in 2004			
Varsity Park Condominium	530	88%	48%
Citylights	390 (launched)	91%	60%
Launched in 2005			
RiverGate	545	66%	16%
RiverEdge	135	20%	28%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

CapitaLand

Residential
Stages of Income Recognition - China

PROJECT	UNITS LAUNCHED	% Sold Sep-06	% Completed Sep-06
SHANGHAI			
Oasis Riviera III	328	56%	90%
Oasis Riviera IV	292	28%	29%
Westwood Green	212	58%	72%
Parc Trésor	515	63%	77%
BEIJING			
Beijing Orchid Garden	194	16%	99%
La Forêt (Zone B)	495	98%	92%
La Forêt (Zone C)	610	67%	61%
GUANGZHOU			
Beau Monde	293	81%	55%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

S'pore Residential - Launches for 4Q06

Project	Description
The Metropolitan (JV w Lippo), 99-year leasehold	380-unit high rise urban development situated near Tanglin next to Redhill MRT Station


The Metropolitan



CapitaLand

China Residential - Launches for 4Q06

Project	Description
Oasis Riviera (Ph 3), Shanghai	Launching additional 139 high-rise apartments
Parc Trésor, Shanghai	Launching additional 122 apartments
La Forêt, Zone C4, Beijing	Release for sale of 4 showflats
Beau Monde, Guangzhou	Launching additional 93 CBD apartments

Oasis Riviera, Shanghai



Beau Monde, Tianhe, Guangzhou



CapitaLand

82 - 4507

Commercial Properties - S'pore Portfolio Leases Up For Renewal


37%
31%
22%
17%
10%
7%
Office*
Industrial
2006P
2007P
2008P

* Includes CCT portfolio

82 - 4507

Commercial Properties - S'pore
Portfolio Occupancy



84%
88%
99%
64%
81%
87%
Office
Industrial
Dec 04
Dec 05
Sep 06 (Offices) / Jun 06* (Industrial)

* Includes CCT portfolio

*Sep 06 figures for Industrial Properties are not yet available

82 - 4507

Expanding REIT and Fund Business



AUM Growth
On track to exceed 2007 target
S$ billion
14
12
10
8
6
4
2
0
2.1
3.1
6.1
8.5
11.1
13.0
2002
2003
2004
2005
3Q06
2007 (Target)
Eureka Office Fund
CCRF
Mezzo Capital
IPPFA
CMT
CCT
CCDF
Balance to Achieve
CapitaRetail S'pore
CapitaRetail Japan
ArcCapital Residences

82 - 4507

Analysis Of Revenue By SBU

SBU	9Mths '05 (S$'M)	9Mths '06 (S$'M)	Change	Comments
Residential	2,319.4	**1,584.4**	**(31.7%)**	• Revenue contraction largely attributed to sale of properties to Australand Wholesale Property Trust No. 4 in prior year
Commercial & Integrated Devt.	94.8	**92.2**	**(2.8%)**	• Loss of income from Pidemco Tower in Shanghai and Four Seasons Hotel in London divested last year, offset by higher rental and management fee income
Retail	31.6	**60.4**	**90.9%**	• Higher revenue from Clarke Quay and China malls, as well as improved management fees from CapitaMall Trust ("CMT")
Financial Svcs	41.1	**76.6**	**86.4%**	• Acquisition fee of S$21.6m from Raffles City S'pore transaction coupled with higher fund management income
TAG & ART	331.4	**349.7**	**5.5%**	• Double digit REVPAU growth in Singapore, Vietnam, Indonesia, Philippines, and the UK
Raffles Holdings	144.7	**3.6**	**(97.5%)**	• De-consolidation of hotel business after Sep05 upon divestment
Others & Consol Adj	(16.1)	**(17.8)**	**(10.6%)**	-
Total Revenue	2,946.8	**2,149.0**	**(27.1%)**	

Analysis Of EBIT By SBU

SBU	9Mths '05 (S$'M)	9Mths '06 (S$'M)	Change	Comments
Residential	294.9	**415.1**	**40.7%**	• Higher EBIT due to improved margins in S'pore and Jun06's S$77m negative goodwill on acquisition of 20% in Lai Fung Holdings Ltd
Commercial & Integrated Devt.	102.2	**133.5**	**30.6%**	• Divestment gain from Shanghai Xin Mao (1H06), higher share of profits from associates & jointly-controlled entities
Retail	32.9	**68.3**	**1.1x**	• S$21.8m gain on dilution in CMT and overall improved operating performances
Financial Svcs	25.0	**50.0**	**1.0x**	• Higher fee income and mark-to-market gains of S$7.1m from investment in HK
TAG & ART	94.6	**133.8**	**41.5%**	• Divestment gains in 3Q from The Ascott Mayfair in UK and overall improved operating performances
Raffles Holdings	44.0	**277.7**	**5.3x**	• Higher share of an associate's profits arising from sale of Raffles City S'pore and higher interest income, partially offset by loss of earnings from *divested* hotel business
Others & Consol Adj	12.3	**(19.3)**	**N.M.**	-
Total EBIT	605.9	**1,059.1**	**74.8%**	

82 - 4507

Thank You



CapitaLand

82 - 4507

Supplementary Slides



CapitaLand

82 - 4507

Residential Geographical Breakdown

Revenue (S$ million)	9Mths 2005	9Mths 2006	Change
Singapore	521	527	1%
China	321	326	2%
Others (includes Australia)	1,477	731	(51%)
Total	2,319	1,584	(32%)

EBIT (S$ million)	9Mths 2005	9Mths 2006	Change
Singapore	40	92	1.3x
China	100	152	52%
Others (includes Australia)	155	171	10%
Total	295	415	41%

CapitaLand

China Residential Sales Report

Quarter by quarter gross sales figure since 2005


Units
600
500
400
300
200
100
0
¥900,000,000
¥800,000,000
¥700,000,000
¥600,000,000
¥500,000,000
¥400,000,000
¥300,000,000
¥200,000,000
¥100,000,000
¥0
2005Q1
2005Q2
2005Q3
2005Q4
2006Q1
2006Q2
2006Q3
Units
Sales Value

Period	Units
2005Q1	324
2005Q2	181
2005Q3	67
2005Q4	263
2006Q1	356
2006Q2	414
2006Q3	545

CapitaLand

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Hong Kong:

(1) Name : CapitaRetail TTY (HK) Pte Limited
Principal Activity : Investment holding
Paid-up Capital : HK$1.00

(2) Name : CapitaRetail China Developments C1 (HK) Limited
Principal Activity : Investment holding
Paid-up Capital : HK$1.00

(3) Name : CapitaRetail China Developments C2 (HK) Limited
Principal Activity : Investment holding
Paid-up Capital : HK$1.00

(4) Name : CapitaRetail China Developments C3 (HK) Limited
Principal Activity : Investment holding
Paid-up Capital : HK$1.00

(5) Name : CapitaRetail China Developments D1 (HK) Limited
Principal Activity : Investment holding
Paid-up Capital : HK$1.00

(6) Name : CapitaRetail China Developments D2 (HK) Limited
Principal Activity : Investment holding
Paid-up Capital : HK$1.00

(7)	Name	:	CapitaRetail China Developments D3 (HK) Limited
	Principal Activity	:	Investment holding
	Paid-up Capital	:	HK$1.00
(8)	Name	:	CapitaRetail China Developments D4 (HK) Limited
	Principal Activity	:	Investment holding
	Paid-up Capital	:	HK$1.00
(9)	Name	:	CapitaRetail China Developments D5 (HK) Limited
	Principal Activity	:	Investment holding
	Paid-up Capital	:	HK$1.00
(10)	Name	:	CapitaRetail China Developments D6 (HK) Limited
	Principal Activity	:	Investment holding
	Paid-up Capital	:	HK$1.00

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
9 November 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

(A) TERMINATION OF AGREEMENTS RELATING TO THE DISPOSALS OF THE ENTIRE ISSUED SHARE CAPITAL OF:
(I) CAPITALAND RETAIL (SI) INVESTMENTS PTE. LTD.
(II) VICTORIA CITY PTE LTD
(III) CAPITALAND RETAIL (BJ1) HOLDINGS PTE. LTD.

(B) DISPOSAL OF SHARES IN BCH HOTEL INVESTMENT PTE LTD BY BUGIS CITY HOLDINGS PTE LTD AND INTER-CONTINENTAL HOTEL INVESTMENT (S) PTE LTD

Further to the announcement made on 1 August 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiaries, CapitaLand Retail (BJ) Investments Pte. Ltd. ("CRBJ"), CapitaLand Commercial and Integrated Development Limited ("CCID") and CapitaLand Retail Limited ("CRTL"), have on 9 November 2006 each mutually agreed with Pacific Coast Assets Inc. (the "Purchaser"), subject to the fulfillment of the condition hereinafter mentioned, to terminate their respective sale and purchase agreements (collectively, the "Agreements") relating to the following disposals (collectively, the "Original Disposals"):

(i) disposal of the entire issued share capital of CapitaLand Retail (SI) Investments Pte. Ltd. ("CR(SI)") by CRBJ to the Purchaser;

(ii) disposal of the entire issued share capital of Victoria City Pte Ltd ("VCPL") by CCID to the Purchaser; and

(iii) disposal of the entire issued share capital of CapitaLand Retail (BJ1) Holdings Pte. Ltd. ("CR(BJ1)") by CRTL to the Purchaser.

The termination of the Agreements is conditional upon the completion ("Completion") on 30 November 2006 of the sale and purchase of the entire issued share capital of BCH Hotel Investment Pte Ltd ("BCH Hotel") (the "Proposed Disposal") pursuant to and in accordance with the sale and purchase agreement dated 9 November 2006 (the "SPA") made between (1) Bugis City Holdings Pte Ltd ("BCH") and Inter-Continental Hotel Investment (S) Pte Ltd ("Inter-Continental") as vendors, and (2) the Purchaser as purchaser. Under the SPA, BCH will sell to the Purchaser its 51,254,320 ordinary shares in the issued share capital of BCH Hotel (the "BCH Sale Shares"), constituting 90% of the issued share capital of BCH Hotel, and Inter-Continental will sell to the Purchaser its 5,694,924 ordinary shares in the issued share capital of BCH Hotel, constituting 10% of the issued share capital of BCH Hotel.

CapitaLand, through its indirect wholly-owned subsidiaries CR(SI), CapitaLand Retail BJ1 (M) Limited (a wholly-owned subsidiary of CR(BJ1)) and VCPL, owns an effective interest of 49.5% in BCH, which, in turn, owns a 90% interest in BCH Hotel. Accordingly, CapitaLand has an effective interest of 44.55% in BCH Hotel. BCH Hotel owns the Inter-Continental Hotel, Singapore.

The agreement by the respective parties to terminate the Agreements follows the entry into of an agreement between the Purchaser and the shareholders of BCH Hotel (namely, BCH and Inter-Continental) for the sale and purchase of the entire issued share capital of BCH Hotel. From CapitaLand's perspective, there is no material difference between the effect of the divestment of its interests in BCH Hotel by way of the Original Disposals and that of the Proposed Disposal on the earnings per share and the net tangible assets per share of CapitaLand.

The consideration for the BCH Sale Shares is approximately S$176.7 million (the "Sale Consideration"). The Sale Consideration was arrived at on a willing-buyer and willing-seller basis after due negotiation, taking into account various factors including the net asset value of the BCH Sale Shares.

Upon the execution of the SPA, a deposit of S$22.5 million has been paid by the Purchaser to BCH. The balance of the Sale Consideration is payable by the Purchaser to BCH in cash on Completion, which is to take place on 30 November 2006. Upon Completion, CapitaLand will cease to have any interest in BCH Hotel, which will then cease to be its associated company.

The Proposed Disposal is expected to yield a net gain of approximately S$44.1 million for CapitaLand. This is approximately S$3.6 million more than the net gain of approximately S$40.5 million that would have resulted from the Original Disposals. The increase of S$3.6 million is due to the disposal by CapitaLand's associated company, BCH, of its 90% interest in BCH Hotel to the Purchaser via the sale of shares in a single entity.

Based on the latest available audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2005:

(i) assuming that the Proposed Disposal had been effected on 1 January 2005, CapitaLand's earnings per share would increase from 28.3 cents to 29.9 cents; and

(ii) assuming that the Proposed Disposal had been effected on 31 December 2005, the financial impact on CapitaLand's net tangible assets per share is not significant.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
9 November 2006

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	09-Nov-2006 13:07:15
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand – "2006 Profit Update"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.9Nov2006.pdf Total size = **36K** (2048K size limit recommended)

Close Window

82 - 4507

AUSTRALAND

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

ASX Announcement
ASX Code: ALZ

9 November 2006

2006 PROFIT UPDATE

The Australand Property Group announced today that its unaudited net profit after tax for the nine months to 30 September 2006 was approximately 65% of the Group's expected full year profit after tax and minorities (including property revaluations) which is forecast to be approximately 5-10% above last year's $201 million, despite the fact that conditions in the NSW residential market continue to be difficult.

The dividend/distribution for the September 2006 quarter of 4 cents per stapled security was paid on Thursday, 2 November 2006 bringing dividends/distributions for the year to date to 12 cents per stapled security. Australand confirmed that the full year dividend/distribution would be 16.5 cents per stapled security.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: 61 2 9767 2001
Email: bcrotty@australand.com.au

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER CAPITALAND COMMERCIAL AND INTEGRATED DEVELOPMENT LIMITED'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$30 Million Floating Rates Notes Due 2008 (the "Series 002 Notes") issued under the S$1 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited:

Principal Amount of Notes	: S$30 Million
Interest Period	: From 10 May 2006 to 10 November 2006
Interest Rate	: 5.10714% per annum
Interest Amount	: S$6,436.40 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 10 November 2006
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
10 November 2006

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, FOSHAN XIN KAI REAL ESTATE DEVELOPMENT CO. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Foshan Xin Kai Real Estate Development Co. Ltd.
Principal Activity	:	Property Development and Management
Registered Capital	:	USD30,000,000

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 November 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2016
SGX-ST APPROVAL IN-PRINCIPLE

The board of directors (the "**Board**") of CapitaLand Limited (the "**Company**") refers to the Company's proposed issue (the "**Issue**") of 2.10 per cent. convertible bonds due 2016 (the "**Convertible Bonds**"), convertible into new ordinary shares in the capital of the Company ("**Shares**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 5 October 2006, 6 October 2006 and 25 October 2006 made by the Company in connection with the Convertible Bonds.

The Board wishes to announce that the Company has on 10 November 2006 received the approval in-principle of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of (a) S$350 million principal amount of Convertible Bonds; (b) up to S$150 million principal amount of Convertible Bonds to be issued subject to the over-allotment option granted by CapitaLand to J.P. Morgan Securities (S.E.A.) Limited, the sole bookrunner and lead manager of the Issue; and (c) the new Shares to be issued pursuant to the conversion of the Convertible Bonds (the "**New Shares**").

The SGX-ST's approval in-principle for the listing and quotation of the Convertible Bonds and the New Shares was granted subject to the following conditions:

(i) compliance with the SGX-ST's listing rules;

(ii) submission to the SGX-ST of the documents set out in Rule 315 of the SGX-ST Listing Manual;

(iii) submission to the SGX-ST of the notification referred to in Rule 864(4) of the SGX-ST Listing Manual, if applicable, upon any significant changes affecting the matter in the Company's application for the listing and quotation of the Convertible Bonds and the New Shares; and

(iv) submission to the SGX-ST of an undertaking from the Company that:

(1) the Convertible Bonds will be traded in a minimum board lot size of S$200,000 or its equivalent in foreign currencies for as long as the Convertible Bonds are listed on the SGX-ST, and the board lot size will not be redenominated subsequent to the Issue;

(2) the offering memorandum or introductory document to be issued by the Company in relation to the Issue must contain information that institutional and sophisticated investors would customarily expect to see in such documents; and

(3) the Company will observe the continuing listing requirements in Part IV of Chapter 7 of the SGX-ST Listing Manual.

The SGX-ST's approval in-principle for the listing and quotation of the Convertible Bonds and the New Shares is not to be taken as an indication of the merits of the Convertible Bonds, the New Shares, the Company or its subsidiaries.

By Order of the Board

Low Sai Choy
Company Secretary
10 November 2006

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Nov-2006 07:16:43
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Completion of acquisition of a 40-percent interest in Chennai joint venture company"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 11 November 2006 issued an announcement on the above matter, as attached for information.
Attachments:	Ascottannc.11Nov2006.pdf Total size = **17K** (2048K size limit recommended)

Close Window

82 - 4507

THE ASCOTT GROUP LIMITED
(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF A 40-PERCENT INTEREST IN CHENNAI JOINT VENTURE COMPANY

On 24 August 2006, The Ascott Group Limited (the "**Company**") announced that Ascott International Management Pte Ltd ("**AIM**") (an indirectly wholly-owned subsidiary of the Company) and Rattha Holding Company Private Limited ("**RHC**"), signed a Master Development Agreement ("**MDA**") and a Joint Venture Agreement ("**JVA**") for the purposes of, inter alia, collaborating in respect of the acquisition, construction, development, operation and management of the proposed "Somerset Greenways Chennai", the Group's first serviced residence in Chennai, India. An Amendment to the JVA was signed on 2 November 2006 ("**Amended JVA**") to incorporate certain modifications and amendments to the provisions of the JVA.

Pursuant to the terms of the JVA and Amended JVA, RHC converted its partnership firm in India, which owns the land comprised in Somerset Greenways Chennai, into a private limited company known as "Orange Hospitality Private Limited".

The Company is pleased to announce that the acquisition by AIM of a 40-percent interest in Orange Hospitality Private Limited (to be renamed "Rattha Somerset Greenways (Chennai) Private Limited") has been completed on 10 November 2006.

By Order of the Board

Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore, 11 November 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) CROYDON PTE. LTD.
(B) CALDERDALE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

Name	:	Croydon Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

Name	:	Calderdale Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
13 November 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2016

CapitaLand Limited (the "**Company**") refers to its proposed issue (the "**Issue**") of 2.10 per cent. convertible bonds due 2016 (the "**Convertible Bonds**"), convertible into new ordinary shares in the capital of the Company ("**Shares**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 5 October 2006, 6 October 2006, 25 October 2006 and 10 November 2006 made by the Company in connection with the Convertible Bonds.

The Company is pleased to announce that the issue of the Convertible Bonds has successfully closed today.

The Convertible Bonds are convertible by holders into new ordinary shares in the capital of the Company at any time on or after 26 December 2006 and prior to the close of business (at the place the Convertible Bond is deposited for conversion) on 5 November 2016, unless previously redeemed, converted, or purchased and cancelled and except during a Closed Period (as defined in the offering circular dated 10 November 2006 issued by the Company in relation to the Convertible Bonds). The conversion price (subject to adjustment in the manner provided in the terms and conditions of the Convertible Bonds) (the "**Conversion Price**") will initially be S$7.3136 per new Share.

The Convertible Bonds constitute direct, unsubordinated, unconditional and unsecured obligations of the Company and shall at all times rank *pari passu* without preference or priority amongst themselves. The payment obligations of the Company under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, rank at least equally with all its other present and future direct, unsubordinated, unconditional and unsecured obligations.

The new Shares to be issued upon conversion of the Convertible Bonds when allotted and issued, will rank *pari passu* in all respects with the existing ordinary shares in the capital of the Company as of the date of their issue, except for any dividend, rights or other distributions, the record date for which precedes the relevant conversion date of the Convertible Bonds.

The Convertible Bonds will be admitted to the Official List of the Singapore Exchange Securities Trading Limited with effect from 9.00 a.m. on Thursday, 16 November 2006.

By Order of the Board

Low Sai Choy
Company Secretary
15 November 2006

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Nov-2006 18:46:22
Announcement No.	00111

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Results of the Extraordinary General Meeting on 17 November 2006"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.Results.of.EGM.on.17Nov06.pdf Total size = **22K** (2048K size limit recommended)

Close Window

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Results of the Extraordinary General Meeting on 17 November 2006

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**") refers to the proposed voluntary delisting (the "**Voluntary Delisting**") of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 30 October 2006 (the "**Circular**") in relation to the Voluntary Delisting.*

The Board wishes to announce that at the Extraordinary General Meeting ("**EGM**") of the Company held on 17 November 2006, the Ordinary Resolution as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

Procedures for Acceptance

The Exit Offer Letter and the relevant Acceptance Form(s) were despatched to Shareholders together with the Circular. Shareholders who wish to accept the Exit Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach CapitaLand not later than 3.30 p.m. on 4 December 2006. All FATs, FAAs and other relevant documents received after 3.30 p.m. on 4 December 2006 will not be accepted and will be returned by post to the relevant Shareholders, in accordance with the terms of the Exit Offer.

Depositors and Shareholders who have not received or who have misplaced the Exit Offer Letter and/or the relevant Acceptance Forms should contact CDP or Lim Associates (Pte) Ltd, as the case may be, without delay at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Tel: (65) 6535 7511

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08
Ocean Building
Singapore 049315
Tel: (65) 6536 5355

Copies of the FAA may be obtained by depositors from CDP upon production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Shares.

Copies of the FAT may be obtained by Shareholders from Lim Associates (Pte) Ltd upon production of satisfactory evidence of title to the Shares.

The last day of trading in the Shares is expected to be on or around 27 November 2006. The Shares are expected to the delisted from the Official List of the SGX-ST on 13 December 2006. As mentioned in the Circular, Shareholders who do not accept the Exit Offer do not need to take any action and will continue to hold shares in the Company which will then be an unlisted company, and it is likely to be difficult for such Shareholders to sell their Shares in the absence of a public market for such Shares.

Shareholders who are in doubt as to their position or as to the action they should take should seek independent professional advice.

By Order of the Board

Ng Lai Leng
Company Secretary
17 November 2006

The Directors of the Company (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

EXIT OFFER DECLARED UNCONDITIONAL

1. **Introduction**

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**") and the announcement by RHL on 17 November 2006 on the results of the extraordinary general meeting ("**EGM**") held by RHL on the same day (the "**EGM Announcement**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

2. **Exit Offer Declared Unconditional**

In the EGM Announcement, RHL had announced that at the EGM, the Ordinary Resolution as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed. Accordingly, CapitaLand wishes to announce that the condition to the Exit Offer had been satisfied, resulting in **the Exit Offer becoming unconditional in all respects**.

3. **Level of Acceptance of the Exit Offer**

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 17 November 2006, CapitaLand has received valid acceptances amounting to 148,876,714 Offer Shares, representing approximately 6.97 per cent. of issued Shares[1].

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 17 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 17 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

Accordingly, as at 5.00 p.m. on 17 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amount to an aggregate of 1,398,150,164 Shares, representing approximately 65.48 per cent. of issued Shares.

4. Procedures for Acceptance

Shareholders who wish to accept the Exit Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach CapitaLand c/o The Central Depository (Pte) Limited or Lim Associates (Pte) Ltd (as the case may be) not later than 3.30 p.m. on 4 December 2006. All FATs, FAAs and other relevant documents received after 3.30 p.m. on 4 December 2006 will not be accepted and will be returned by post to the relevant Shareholders, in accordance with the terms of the Exit Offer.

Shareholders who are in any doubt about the Exit Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Exit Offer Letter and/or the relevant Acceptance Forms should contact CDP or Lim Associates (Pte) Ltd, as the case may be, without delay at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Tel: (65) 6535 7511

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Tel: (65) 6536 5355

Copies of the FAA may be obtained by depositors from CDP upon production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Shares.

Copies of the FAT may be obtained by Shareholders from Lim Associates (Pte) Ltd upon production of satisfactory evidence of title to the Shares.

5. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
17 November 2006

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Nov-2006 12:59:15
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Joint news release and media factsheet by Kerzner International Holdings and CapitaLand Limited - "(1) Atlantis Sentosa to Deliver Interactive and Edutainment Experiences for Guests of All Ages; and (2) Atlantis Sentosa Family Entertainment Activities"
Description	The attached joint news release and media factsheet issued by Kerzner International Holdings and CapitaLand Limited on the above matters are for information.
Attachments:	Edutainment.news.release.20Nov06.pdf Edutainment.Factsheet.20Nov06.pdf Total size = **516K** (2048K size limit recommended)

Close Window

kerzner[SM]

CapitaLand

NEWS RELEASE

Atlantis Sentosa to Deliver
Interactive and Edutainment Experiences for Guests of All Ages

Exclusive Partnerships with Discovery Channel, Nickelodeon,
MTV: Music Television and JOHNSON'S®

Singapore, 20 November 2006 – Kerzner CapitaLand Integrated Resorts Pte Ltd (Kerzner CapitaLand) today announced that it has signed exclusive partnerships with world specialists in children, youth programming and family entertainment - *Discovery Channel, Nickelodeon, MTV: Music Television and JOHNSON'S®.*

The *Atlantis* experience, as it might exist in the year 3000, provides families with an array of activities and experiences that offer an ever-changing foundation for multi-day visits to the resort. This programming conceptualisation, created in segments of experiences dedicated for family members aged 0-3, 3-6, 6-11, 12-15, 15-18 and adult, will differentiate *Atlantis Sentosa* and place it on the top of must-visit lists for families in Asia and worldwide.

Said Mr Tobin Prior, President of Kerzner International Holdings Ltd's (Kerzner) International Division, "All the activities at *Atlantis Sentosa* were designed by an expert panel of specialists in entertainment, technology, education, fitness, culinary and consumer products to cater to all age groups and deliver one-of-a-kind experiences that will draw tourism and keep people talking long after their first visit to the resort.

"We took a look at the region's educational aspirations and the general environment to ensure that we developed a product that is relevant for Asia. By starting with mind-blowing entertainment in the form of marine life and music, television and feature film programming, and adding digital technology, science and multimedia, we are embracing all these key areas that Singapore is investing in for the future."

In addition to the thrilling rides of the *Aquaventure* water park, and *Aquasphere*, the world's largest and most technologically advanced oceanarium, other key programming and experiential offerings at *Atlantis Sentosa* will include the *Aqualabs*, a 4D Theatre, the premiere *Discovery Kids Camp*, the *Gardens of Robotanica*, the *Atlantis Labs* and the flagship *MTV / Nickelodeon Studios* for Southeast Asia which will provide a range of activities that will enthrall from the start to the finish.

kerzner℠ CapitaLand

AquaLabs

Within the extensive *Aquasphere* are five extraordinary and imaginative *AquaLabs* where children and their parents get to BE the scientists and marine specialists and explore imaginatively curated collections and futuristic technologies in a celebration of interaction and learning. Each *AquaLab* will have a different theme, including *Singapore and the Sea, Sea Life of the Past and Sea Life of the Future.*

The *Singapore and the Sea AquaLab* celebrates Singapore's close relationship with the sea and is the first stage of guests' journey into the interactive environment of *Aquasphere.* The *Sea Life of the Past Aqualab* will encourage guests to think and evaluate questions on species evolution as they experiment with interactive, re-created sea creatures from 500 million years ago that suddenly come alive. The *Sea Life of the Future AquaLab* will also attempt to provide answers, to help stimulate thinking about the future, through the display of futuristic mechanical fish, prototype submersibles and emerging ocean exploration technologies.

Discovery Kid's Camp

Imagine an exciting and dynamic space that offers age-appropriate programming and activities that capture the imagination of children ages 4 to 11 years. The *Discovery Kids Camp* design will be created with the essence of *Discovery* ...discovering the ocean and exploring the world by utilising key network programme-specific design features and elements that support both educational and entertainment experiences.

Other concepts for the *Discovery Kids Camp* include an interactive reception area, a creative studio, a science and nature laboratory, a technology centre, and a playspace for the youngest visitors. The *Camp* is designed to convey a sense of energy and excitement through design and décor that engages the senses. Programmes that promote adventure and movement, education and the environment through experiential learning will be the focus. The facility and activities will provide opportunities for children to interact with their own age group. In addition, options for the entire family to enjoy together will be incorporated. The *Camp* will be designed to welcome local schoolchildren of all ages to add to existing curriculum in the areas of science, technology and physical education.

A special endurance course will also be developed as part of the *Camp*, where teams will compete for a grand prize during a week-long period that will culminate in exciting multi-team competitions. The space will include a sand pit, water pools, an embankment and a gym floor that can accommodate a variety of sports including an indoor climbing.

"It is our philosophy, combined with the expertise and world leadership of *Discovery*, that interpretive elements and hands-on activities will be used to teach about marine life and the aquatic environment through experiential learning.

kerzner[SM] CapitaLand

"These will be adapted for the varying age groups – four-year-olds will experience touch tanks and games that teach about marine life, and our oldest visitors will have opportunities to be trainers for the day with our marine animals, as well as participate in team challenges. Families can together share experiences in our demo kitchen, our Tech Lab and in a variety of activities programmed throughout each week," said Mr Prior.

Atlantis Labs

The *Atlantis Labs* is perfect for school excursions where students participate in hands-on experiments using real-life scenarios to help them understand scientific principles (from Engineering to Genetics) and the impact Man has on the marine environment. These *Labs* will contain dedicated state-of-the-art classroom facilities where classes and lectures can be conducted to explore and learn about the various aspects of life under the oceans, from living coral to fish, mammals, and underwater plants.

The attention to detail is such that the windows in the Camp face into the Aquasphere, and programming will include visits to the incredible aquarium's Fish Hospital, Fish Kitchen and propagation facilities. From the quarantine quarters, where new arrivals are screened, to the fish hospital where the "patients" are being cared for, and on to the fish kitchen where food rivalling the finest sushi restaurants are prepared to feed the sea creatures found in the main tank of *Aquasphere,* the value of immersion into the workings behind-the-scenes is both an educational and memorable experience. Through marine-life edutainment opportunities that will be exciting and experiential, *Atlantis Sentosa* will provide fertile opportunities for children to learn more about the ocean and become more conscious of the need to preserve them.

MTV: Music Television and Nickelodeon Studios

Nothing captures the attention of young people like 'live' programming from the world's leaders in music and kids' entertainment, so as part of an exclusive agreement with *Atlantis Sentosa, MTV* and *Nickelodeon* will establish state-of-the-art interactive television studios and retail outlets within the resort. By visiting the studio facilities, visitors will have the opportunity to be the star of their own vacation and take advantage of the all-access backstage pass into the world of *MTV* and *Nickelodeon*.

MTV: Music Television will partner *Atlantis Sentosa* to design and construct a linear and digital production facility designed to stage 'live' performance specials, events, local VJ and music video programming blocks, studio-based series with a 'live' studio audience and more interactive experiences, allowing resort visitors an up-close and personal encounter with the world's largest music television network.

In addition to the studio attraction, a specially-created and programmed *MTV* channel featuring visitors' interactive video requests will be broadcast throughout the resort with 'live' feeds streamed on mobiles and via the internet.

kerzner℠ CapitaLand

Additionally, all of the localised *MTV* channels throughout Asia will have the opportunity to utilise the new studios for special productions, events and series, making *Atlantis Sentosa*-produced programming available to a potential television audience of 240 million households regionwide.

At the new *Nickelodeon Studios* at *Atlantis Sentosa*, kids get to experience the kid-centric world of *Nick* and have a chance to be on stage and on TV with some of their favourite stars – *SpongeBob SquarePants, Dora the Explorer,* the *Rugrats* and more. As the most widely distributed kids network in the world and the number one networks for kids in Indonesia, Philippines and Malaysia, *Nickelodeon* has quickly become a household word throughout Asia and its kids-focused philosophy translates perfectly to the resort's facilities. Programmes like 'Slime Time Live', a variety and game show with fun physical challenges and 'Nick Live" where kids take centre state for their moment in the spotlight and introduce their favourite *Nick* shows will be among the programmes to be produced at *Atlantis Sentosa.*

Teen Club Rush

If the excitement of musical artists and favoured characters are not enough for discerning and tough-to-please teens, *Atlantis Sentosa* has designed the ultimate teen and tween nightclub – *Club Rush*. Designed with teens in mind and with the help of experts in the field of understanding teen trends, *Club Rush* follows on the success of *Club Rush* at *Atlantis, Paradise Island* in The Bahamas. The space will provide a number of activities that are popular with teens, from internet-enabled computer stations to internet gaming, video gaming and custom-designed *Atlantis* interactive gaming consoles. *Club Rush* also ensures that teens have a club of their own, with Guest DJs, which is THE place to gather each evening. Only teens are allowed within *Club Rush*, although responsible staff will conduct strict monitoring of admission and activities.

Retail for the Whole Family

To further extend the experience beyond the resort, Kerzner CapitaLand has also assembled a different retail mix of more than 60 stores and boutiques for visitors to *Atlantis Sentosa* that will be complementary to its neighbour across the waters, Vivocity.

For children, *Atlantis Sentosa* will have the *Booktopia Bookstore* specialising in futuristic fantasy children's literature and water themed stories that build up the interactive *Atlantis* experience, and also the *"It's Sugar" Chocolate and Candy Factory*, where children can create their own customised chocolate bars and rock candy that they can bring home as souvenirs.

To add a touch of 'cool', there will be a *Too's Parlour*, where children can get beaded, braided, and temporarily tattooed, and the *"So Cool" Zone*, where Singapore's best home-grown, made-in-Singapore ice cream and international ice cream brands will offer an ice-cold wonderland.

kerzner℠ CapitaLand

Tweens and Teens will have the hip and happening youth-oriented fashion retail such as the *MTV Store, Quiksilver, RipCurl and others* while adults will have a broad range of spa, fashion and retail shops offering from anything from Asian handicrafts and gifts to luxury brands like *Bvlgari* and *Cortina*.

Husbands or boyfriends who may not want to enter the fashion world at *Atlantis Sentosa*, can chill-out at the FIFA Sports Bar - no better time to do this when the next World Cup will be in 2010 when the resort opens!

Family Karaoke & Supernova Studio

Family karaoke rooms occupying 735 square metres, each with a different themed interior to match *Atlantis Sentosa's* environment concept, will also provide the ultimate singing platform for aspiring stars.

After intensive hours of practice at the family karaoke rooms, families can even pop by the *Supernova Studio* to record their own professional CD that could rival the von Trapps in the *Sound of Music.*

4D Theatre

To ignite and encourage a desire to explore the ocean's depths, the *4D Theatre* in *Aquasphere* will bring the ocean straight to visitors through an exciting sensory ocean experience. Visitors will feel as if they are traveling to the bottom of the sea, mingling with sea creatures real and mythical, and shoot back to the surface after their under-sea travels.

This experience will be extended in *Dark Slide*, one of the rides in the *Aquaventure* ride water park, where projection technologies create visual illusions like shark attacks and other harrowing sea experiences in a twisting, turning slide set in complete darkness.

The Gardens of Robotanica

Atlantis Sentosa will also feature the world's first 'robotanical garden', where natural habitats are intermingled with robotic plants and imaginary creatures—a fusion of the real and the virtual. The *Gardens*, set in a modern conservatory covering 13,000 square metres, is another first-of-a-kind interactive experience revealing a story of plant life never told before, where wonderful gardens exist alongside robotic interactive plants.

Developed by world-renowned experts such as Dr Rodney Brooks from MIT's Computer Science & Artificial Intelligence Laboratory, branding and marketing authority Peter Arnell and Dr Flavia Sparacino of Sensing Places, the Gardens of Robotanica builds upon Singapore's positioning as A City in a Garden in a new and inventive way. Robotic technology transforms the way in which guests enjoy flora and fauna making it a fun experience for all ages and also a remarkable edutainment opportunity. Robotic creatures will wander through the *Gardens* interacting with guests in a safe environment.

kerzner℠ CapitaLand

Hassle-Free Holidays for Families with Toddlers

Through an exclusive partnership with JOHNSON'S®, one of the world's leaders in baby care, *Atlantis Sentosa* will offer parents traveling with their precious ones a worry- and hassle-free holiday though their free *Gentle Travel* and *Atlantis Buddies* programmes for babies and children up to age 6. Combining a special selection of JOHNSON'S® products, nightlights and lullaby CDs and invaluable, paediatrician-designed tips for parents, the *Gentle Travel* Programme for infants provides parents with a specially-designed *Gentle Travel* kit with bath products, a nightlight and guidelines for creating the ultimate environment to get the baby to sleep through the night in an unfamiliar crib. The *Gentle Travel* programme also offers guests access to necessary, but tough-to-carry-items like baby bathtubs and bottle sterilisers and a fully-trained team of professional babysitters, all of whom will have been trained on the *Gentle Travel* process.

The Atlantis Buddies programme, working out of the *Atlantis* Day Care Centre, offers a selection of JOHNSON'S Buddies products combined the a toy shark and facts about sharks from *Discovery* to create a learning experience for children up to age 6 during bath time.

Atlantis Sentosa believes that quiet time is a wonderful time for parents or caregivers to enhance their experience at the resort through a relaxing end of the day ritual with infants or a chance for older children to share what they've learned about the incredible sea life at the resort.

Commenting on *Atlantis Sentosa's* edutainment and entertainment programming, Mr Prior said, "What we are adding to Singapore is our unparalleled expertise in creating a complete family experience - the understanding and surpassing of customer expectations for which Kerzner is known. We've used technology and science to support and build a whole integrative and seamless experience throughout the entire resort, and no other company does this like we do.

"Families will explore the resort and interact with the technology and facilities and learn through hands-on experiences and educational guides that have been sown along the way. Some day down the road, children will go back to school, see a topic in their textbook and think 'hey, I learnt this at *Atlantis Sentosa*'."

- Ends -

Issued jointly by Kerzner International and CapitaLand Limited *(Co. Regn.: 198900036N)*
Date: 20 November 2006

kerzner℠ CapitaLand

MEDIA ENQUIRIES

Kerzner International (Singapore)
Hill & Knowlton (SEA) Pte Ltd
Amy Kong
DID: (65) 6390 3376
HP: (65) 9452 7626
Email: akong@hillandknowlton.com.sg

CapitaLand

Julie Ong
DID: (65) 6823 3541
HP: (65) 9734 0122
Email: julie.ong@capitaland.com.sg

Kerzner International Holdings Limited
www.kerzner.com

Kerzner International Holdings Limited ("KIHL"), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. KIHL's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean.

Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis, Paradise Island's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. Visit the Atlantis, Paradise Island website at www.atlantis.com

KIHL is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai.

In its gaming segment, KIHL developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. KIHL is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., KIHL is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004.

In its luxury resort hotel business, KIHL manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa.

CapitaLand
www.capitaland.com

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

kerzner℠ CapitaLand

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

kerzner℠ CapitaLand

MEDIA FACTSHEET

Atlantis Sentosa Family Entertainment Activities

ABOUT ATLANTIS

Atlantis leads the sector in family travel because of its awe-inspiring experiences, immersive and magical waterscapes, partnerships and staff training that allow it to deliver something special to everyone at every age – this is the cornerstone of the brand.

We understand that family is not an aggregate, but requires specific programmes and sensitivities to deliver an experience for every member of the family.

The travel industry, editors from respected publications around the world, and word-of-mouth continuously cite the Atlantis experience as one of the most admired and powerful family vacation brands in the world.

ATLANTIS SENTOSA

Our partnerships and programmes, as well as the overall aesthetic of our resort proposition deliver exclusive and significant elements broken down in the following age spectrums:

1. Atlantis Babies and Tikes (0-3 years)
2. Atlantis Kids (4-8 years)
3. Atlantis Teens (13-18 years)
4. Adults

Our partnerships are with the world leaders in these key demographics:

Atlantis Babies and Tikes: Discovery Ready! Set! Play!, JOHNSON'S
Atlantis Kids: AquaLab, Discovery Kids Camp, Nickelodeon
Atlantis Teens: MTV, TEENick, Teen Club Rush

*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

kerzner[SM] CapitaLand

KEY ENTERTAINMENT / EDUTAINMENT HIGHLIGHTS BY FACILITY

Facility	**Description**
The Aquasphere	• World's most technologically advanced aquarium where the real and the virtual merge, the dramatic aquatic life will be combined with interactive and educational exhibits. • 10 Primary Zones - Coral Kingdom – Walkthrough corals - Open ocean – World's largest aquarium tank - Shark habitat – multiple species - Beluga habitat – Engaging white whales - Curvy tanks – Double story spiralling silvers - Fresh water zone – Giant mekong catfish & others - Predator zone – Moray eels, piranhas, etc - Cold water exhibit – Giant octopus, wolf eels, etc - Jellyfish – World's largest jellyfish exhibit - Twilight zone & others – Rare species from the depths
The AquaLabs	• The Aquasphere contains 5 unique and imaginative AquaLabs where visitors explore a world through a combination of imaginatively curated collections and futuristic technologies - ***Singapore and the Sea*** Celebrates Singapore's close relationship with the sea. Guests begin their journey into the evolution of the oceans and descend toward the lower level on the interactive ramp - ***Oceanic Technologies*** Explores human relationship with the ocean through the use of underwater technologies such as robots, diving gear and submarines from the past into the future - ***Mythology and the Sea*** Seafaring tales from around the world are retold and imaginations inspired - ***Seas of the Past*** In this section, Guests are able to experiment with interactive sea creatures and fossils from 500 million years ago that suddenly come alive - ***Sea Life of the Future*** The final AquaLab is a vision into the future using technology to simulate species evolution. Visitors get to see Walt Conti's mechanical fish and prototype submersibles and emerging ocean exploration technologies here

*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

kerzner[SM] CapitaLand

Facility	Description
Aquasphere 4D Theatre	• 300-seat theatre • Sensory ocean experience that gives viewers an illusion of traveling under the ocean
Discovery Kids Club	• Designed by Discovery Channel network, Discovery Kids Club is a club for children ages 3-12 that provides supervised activity programme offering age-appropriate adventure, play, exploration and education programmes - Utilises latest technology to maximise learning and entertainment - Interpretive elements and hands-on activities to teach young children on marine life and its ecosystem through experiential learning
Atlantis Lab	• State-of-the-art classroom facilities, where Singapore students learn about the various aspects of marine life from world experts • Students participate in hands-on experiments that help them understand both scientific principles behind the mechanics of Aquasphere and learn how to interact and appreciate the marine environment • Visits to fish hospitals, fish kitchens, propagation facilities, quarantine quarters and other fascinating facilities
MTV/Nickelodeon Studios	• Nick Studios will host live daily shows and kids get a chance to be on TV with Nick's famous characters • Teens get to see their favourite celebrities in person at MTV Studios and be part of MTV's daily live shows
Teen Club Rush / Kids Club / Kids Games Room	• Caters to teens and 'tweens as a distinct social group • A place to have fun, enjoy music, dance and socialise at the fully-supervised "No Adults" private club with bar serving non-alcoholic drinks and snacks • Activities include internet-enabled computer stations, custom-designed interactive gaming consoles using custom-developed software, plasma screen television sets for gaming, and a large theatrical movie-screen that plays the latest movies
Retail	• More than 60 stores and boutiques offering a broad retail mix complementary to Vivocity. These include: - **Booktopia Bookstore** Children's book store specialising in futuristic fantasy children's literature and water-themed picture story books tape and book sets, and audio books of well-loved stories

*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

kerzner[SM] CapitaLand

Facility	Description
	- **"It's Sugar" Chocolate and Candy Factory** Simulated miniature chocolate 'factory' for kids. Children can experience first-hand how chocolate and candies are made and can create their own chocolate bars - **"So Cool" Zone** Singapore's first ice cream 'collective' will be a gathering of the best home-grown, made-in-Singapore ice cream makers as well as famous international ice cream brands - **"Toos' Parlor** Beading, braiding and temporary tattoos for children and the young at heart - **Supernova Studio** Mini-recording studios where the entire family can record their own professional CD - **MTV/Nickelodeon Shop** Merchandise store for MTV/Asia and Nickelodeon with a focus on apparel, accessories, media products, gifts and novelties which feature the MTV and Nickelodeon brands - **Quiksilver/Rip Curl:** Casual resort and surfwear - **Multi-label Boutiques / Streetwear** - **Asiana Treasures:** Asian handicrafts and gifts - **Glamour / luxury brands:** Bvlgari, Cortina Group, Luxasia Group - **FIFA Sports Bar** - **Spa**

*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

kerzner℠ CapitaLand

Facility	Description
Childcare facilities/ services	• Exclusive partnership developed with JOHNSON'S® to offer parents with babies and children aged up to 6 a hassle-free holiday - **Gentle Travel Kit** Includes baby routine tips from renowned paediatrician Dr Jennifer Trachtenberg, JOHNSON'S® products, including preview of new products before they are available for purchase, lullaby CD and a nightlight to bring a calming ambience to the hotel room - **Atlantis Buddies Programme** Professional babysitters will be made available through the Atlantis Day Care Centre. Each babysitter will have been carefully screened through background checks and qualified in CPR and childcare • Other childcare facilities to further enhance the family experience include a **Prompt Response** line to allow parents to order and quickly receive anything they need to care for their babies, including extra crib sheets, baby bathtubs, bottle warmers and sterilisers, strollers and small refrigerators • *Atlantis Sentosa* will also **accommodate families with special needs**, such as offering custom-designed meals at any restaurant on the property for children with severe food allergies
Aquaventure	• 4.5 hectare outdoor experience designed to accommodate 5,000 people at any one time • Thrilling water-coasters passing through shark-infested waters and the stingray pools, with many places to rest, eat, participate, learn, experience or simply observe. • Designed to engage visitors in an active environment of salt water predator lagoons, abstract architectural forms, lush tropical landscaping, koi fish ponds, water slides, and fresh water swimming pools.
The Gardens of Robotanica	• Set under an inspiring futuristic conservatory roof, reveal a story of plant life never told before a unique interaction between real plants and robotic interactive plants
The Coral Lagoon	• The world's largest living laboratory of natural coral reefs and tropical fish. Guests will have the ability to snorkel, scuba dive, or view the underwater world in a "dry" experience via in the acrylic tunnel

*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

kerzner[SM]

CapitaLand

VISUALS

Aquasphere



AquaLabs



Sea Life of the Past



Sea Life of the Future



Lifelike mechanical dolphin



Lifelike mechanical orca whale

*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

kerzner[SM] CapitaLand

Coral Lagoon



Gardens of Robotanica



Nickelodeon (to be attributed to MTV Networks Asia)



MTV Asia (to be attributed to MTV Networks Asia)



*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

kerzner℠

CapitaLand

Discovery Kids Camp







Club Rush



*All visuals to be attributed to **Kerzner CapitaLand** (except for Nickelodeon and MTV Asia to be attributed to MTV Networks Asia)

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

---

1. **Introduction**

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

2. **Level of Acceptance of the Exit Offer**

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 20 November 2006, CapitaLand has received valid acceptances amounting to 161,801,813 Offer Shares, representing approximately 7.58 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 20 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 20 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 20 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,411,075,263 Shares, representing approximately 66.09 per cent. of issued Shares.

3. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
20 November 2006

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Nov-2006 13:00:50
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Joint news release and media factsheet by Kerzner International Holdings and CapitaLand Limited - "(1) Atlantis Sentosa to be a new gourmet food destination; and (2) Highlights of Atlantis Sentosa Food & Beverage Offering"

Description The attached joint news release and media factsheet issued by Kerzner International Holdings and CapitaLand Limited on the above matters are for information.

Attachments:

- Atlantis.Sentosa.news.release.21Nov06.pdf
- Media.factsheet.21Nov06.pdf

Total size = **364K**
(2048K size limit recommended)

Close Window

kerzner℠ CapitaLand

NEWS RELEASE

Atlantis Sentosa to be a new gourmet food destination

Singapore, 21 November 2006 – 48,000 meals served daily in no less than 34 Food and Beverage (F&B) outlets – that is what Kerzner CapitaLand Integrated Resorts Pte Ltd (Kerzner CapitaLand) expects when *Atlantis Sentosa* opens to gastronomical fanfare in 2010.

A myriad of 34 F&B outlets, taking up 21,000 square metres of gross floor area, will be located throughout the resort showcasing famed cuisines of established restaurants from around the world, alongside Singapore's rich culinary heritage.

Said Mr Tobin Prior, President of Kerzner International Holdings Ltd's (Kerzner) International Division, "Food is such an important part of Asian culture and almost always central to memorable experiences and family celebrations. Given that *Atlantis Sentosa* is targeted at families, we wanted to make sure that this celebratory experience is part of our offering at the resort.

"And to enhance that experience, we are providing one of the widest selections of F&B to allow the *Atlantis Sentosa* visitor the ability to indulge in a global gastronomical journey according to preferences and budget, from dining at the tables of 'Chef of the Century' Jöel Robuchon to meals at affordable, casual eateries like the quintessential foodcourt."

Kerzner CapitaLand recognises that Singapore is already home to an extensive F&B offering and in putting together the mix for *Atlantis Sentosa* a clear objective was to provide a variety of experiences and taste sensations for both the Asian palate and the adventurous traveller from further afield. With Singapore's tourism numbers set to double by 2015 and 37,000 new hotel rooms projected to be developed in the next decade, Kerzner CapitaLand recognises the need for new restaurants and dining experiences to cater to the burgeoning tourism numbers.

Hence the 34 F&B options at *Atlantis Sentosa* take visitors on a gastronomic journey, through provinces in India, China, Japan, Australia, Spain, France, UK, USA, South Africa and, of course, Singapore. Gastro Tourism (culinary tourism) is an important market that has emerged in recent years and the dining at Atlantis Sentosa will be a visitor attraction in itself.

The food and beverage strategy for *Atlantis Sentosa* originated from the observations that nearly 100 percent of tourists dine out when travelling and that each dining opportunity is a chance to get to know the local food and people. Dining is also consistently one of the top three favourite tourist activities.

kerzner℠ CapitaLand

At *Atlantis Sentosa*, guests will be able to dine at some of Singapore's finest restaurants, including ten celebrity chefs and restaurateurs, five of whom have been awarded Michelin stars.

Kerzner CapitaLand is thus responding to the STB's 2015 tourism targets by securing five of a target of ten Michelin-starred chefs in Singapore's 2015 culinary line-up. Some of the acclaimed names secured for the resort include luminaries such as Joël Robuchon (Paris, France), Gordon Ramsay (London, UK), Santi Santamaria (Catalonia, Spain), Nobu Matsuhisa (Los Angeles, U.S.A.), Alan Yau (London, UK), Neil Perry (Sydney, Australia), Pierre Hermé (Paris, France), Zhou Jinhua (Shanghai, China), Ignatius Chan (Singapore) and Sanjeev Kapoor (Mumbai, India).

These celebrity chefs who have committed to work exclusively with Kerzner CapitaLand will be situated across the property in their own designed restaurants offering stunning views of *Atlantis Sentosa* and the Southern waterfront. Visitors can choose to dine in a restaurant in the *Atlantis Atrium,* looking up into the architecturally distinctive *Sails at Sentosa*, or along the *Atlantis Promenade*, with expansive views of the resort's exterior, or even among Beluga whales in the *Aquasphere*, in one of *Atlantis Sentosa's* many aquatic exhibits.

Banquet and function catering will also be of the highest quality, with Michelin-rated chef Alan Yau having responsibility for this element of the *Atlantis Sentosa* F&B offering. Best known as the owner of the ineffably stylish Hakkasan - officially the best Chinese restaurant in the UK and one of the only Chinese restaurants in Europe to boast a starred rating in the Michelin Guide, Alan Yau will catapult *Atlantis Sentosa's* meetings and functions catering into the most desirable in the region.

Multi-culture Cuisine

Extending Singapore's reputation as the culinary capital of Southeast Asia, *Atlantis Sentosa* will cater to visitors with a longing for home, or with specific dietary requirements, with cuisine from all over the world. Many of these established restaurants and outlet brands at *Atlantis Sentosa* will also be new to Singapore, including an authentic Indian restaurant created by Sanjeev Kapoor, the most celebrated face of Indian cuisine today; halal restaurants including one serving Moroccan-Lebanese cuisine; Smith & Wollensky, the quintessential New York steakhouse, Le Boutique de Pierre Hermé, a French pastry shop by the "Picasso of Pastry" Pierre Hermé, and Nando's, a South African restaurant serving flame-grilled chicken in old Portuguese tradition.

Another first in Singapore will be the FIFA café that will screen 'live' and recorded matches and highlights of major football events around the world.

Uniquely Singapore Flavours

This smorgasbord of food will also be complemented by well-known, home-grown Singapore restaurants pegged at different price points, ranging from the most affordable to the luxurious.

kerzner[SM] CapitaLand

Located on the top of the *Aquasphere* will be an innovative food court concept pioneered by BreadTalk Group offering local and international fare through engaging food preparation displays. Among the multitude of dishes served will be familiar Singapore favourites such as chicken rice, fishball noodles, bak kut teh and nasi lemak as well as well-known dishes from other cultures like Beijing roast duck, Sichuan hotpots, and Japanese soba.

Jumbo Seafood will provide the homely and lively atmosphere and excellent local seafood dishes that all Singaporeans are familiar with, and tourists acknowledge as one of the key attractions of Singapore.

For discerning taste buds, Kerzner CapitaLand has wooed to Singapore's southern shores Ignatius Chan, award-winning Sommelier and renowned Singapore restaurateur, who will establish Iggy's @ Atlantis, which will provide a gastronomic modern European dining experience.

For *Atlantis Sentosa*, leading Asian F&B consultancy firm Peter Knipp Holdings Pte Ltd (PKH), was enlisted to provide advice and market consultation. PKH has successfully created and implemented effective and highly successful food and beverage operations in luxury hotels, 5-star hotels, theme restaurants, catering institutions and pub / bars within the region.

Said principal consultant Peter Knipp, who organises the World Gourmet Summit in Singapore every year, "*Atlantis Sentosa* will be bringing a variety of food and beverage concepts ranging from local comfort food to restaurants helmed by luminaries of the culinary industry to Singapore. The amalgamation of the various concepts will result in a stunning, exciting, and different dining experience. We want to bring the world to visitors, regardless of whether they are families or tourists, through the food that *Atlantis Sentosa* has to offer. Travelling the world through food will not only be for the well-heeled, but also for the regular family who, in modern times, can be equally adventurous about their food choices."

- ends -

Issued jointly by Kerzner International Holdings and CapitaLand Limited *(Co. Regn.: 198900036N)*
Date: 21 November 2006

<u>MEDIA ENQUIRIES</u>

Kerzner International (Singapore)
Hill & Knowlton (SEA) Pte Ltd
Amy Kong
DID: (65) 6390 3376
HP: (65) 9452 7626
Email: akong@hillandknowlton.com.sg

CapitaLand

Julie Ong
DID: (65) 6823 3541
HP: (65) 9734 0122
Email: julie.ong@capitaland.com.sg

kerzner℠ CapitaLand

Kerzner International Holdings Limited
www.kerzner.com

Kerzner International Holdings Limited ("KIHL"), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. KIHL's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean.

Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis, Paradise Island's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. Visit the Atlantis, Paradise Island website at www.atlantis.com

KIHL is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai.

In its gaming segment, KIHL developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. KIHL is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., KIHL is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004.

In its luxury resort hotel business, KIHL manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa.

CapitaLand
www.capitaland.com

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

kerzner℠ CapitaLand

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

kerzner[SM] CapitaLand

MEDIA FACTSHEET

Highlights of *Atlantis Sentosa* Food & Beverage Offering

Celebrity Chefs - Michelin Ratings			
Chef	**Restaurant**	**Location**	**Michelin Rating**
Nobu Matsuhisa	Nobu	London	1
	Nobu Berkeley	London	1
	Nobu New York	New York	1
		Total	**3**
Joel Robuchon	Joel Robuchon Monte Carlo	Monte Carlo	1
	La Table de Joel Robuchon	Paris	2
	L'Atelier de Joel Robuchon	Paris	1
		Total	**4**
Gordon Ramsay	Angela Hartnett at The Connaught	London	1
	Gordon Ramsay at Claridges	London	1
	Maze	London	1
	Petrus	London	1
	Restaurant Gordon Ramsay	London	3
	The Savoy Grill	London	1
		Total	**8**
Alan Yau	Hakkasan	London	1
	Yauatcha	London	1
		Total	**2**
Santi Santamaria	Santceloni Restaurant	Madrid	2
	Can Fabes	Sant Celoni, Spain	3
		Total	**5**
		TOTAL MICHELIN STARS	**22**

** Michelin stars are awarded in the Michelin Red Guide, the oldest and most prestigious independent hotel and restaurant guide - only 5 percent of all restaurants reviewed are star-rated in the Guide. Three Michelin Stars is the highest possible ranking per establishment. Stars are awarded according to five criteria: quality of products, mastering of flavours and cooking, "personality" of the cuisine, value for money and consistency.*

kerzner[SM] CapitaLand

F&B Highlights for *Atlantis Sentosa*

Chef / F&B offering	Description
Joel Robuchon *Paris, France* www.robuchon.com • Joel Robuchon Monte Carlo: * • La Table de Joel Robuchon, Paris: ** • L'Atelier de Joel Robuchon, Paris: * 4 Michelin stars	The legendary Joel Robuchon is the winner of the prized "Meilleur Ouvrier de France" award and is known as the "chef of the century". He was the first and youngest chef to win three consecutive Michelin stars at the age of 38. A purist who uses only the highest-quality ingredients, Robuchon has a deceptively simple approach: respect the original flavour. Renowned for his obsession for detail, Robuchon's intense technical precision saw him limiting the number of diners in his elite Joel Robuchon restaurant in Paris to a mere 40. With an average three-month waiting list for a table, his restaurant was hailed by the International Herald Tribune as the Best Restaurant in the World.
Gordon Ramsay *London, UK* www.gordonramsay.com • Restaurant Gordon Ramsay: *** • Angela Hartnett at The Connaught: * • Gordon Ramsay at Claridges: * • Maze: * • Petrus: * • The Savoy Grill: * 8 Michelin stars	At age 19, Gordon Ramsay entered the world of cookery, launching an enormously successful career and business. In 1993, Gordon became the head chef of the newly opened Aubergine restaurant in 1993 where he won many accolades including two Michelin stars within three years of opening. In 1998 at the age of 31, Gordon set up his first wholly owned restaurant, Restaurant Gordon Ramsay in Chelsea which gained its third Michelin star in the Michelin Red Guide Great Britain & Ireland in January 2001. The restaurant was also voted the Top Restaurant in the U.K. and was also named as the best Fine Dining Restaurant in the 2001 Harden's Guide. These ratings continued in 2002, 2003, 2004 and 2005. Gordon won The Chef of the Year Award at the Cateys in June 2000 and he subsequently opened Gordon Ramsay at Claridge's in 2001 which gained a Michelin star in 2003. In 2005, Gordon opened his first restaurant in Japan at The Conrad Tokyo, the city's newest luxury hotel with Andrew Cook leading the kitchen brigade. The year was rounded off with Gordon's award of an OBE (Order of the British Empire) in the New Year's Honours list.
Santi Santamaria *Catalonia, Spain* www.canfabes.com • Can Fabes: *** • Santceloni Restaurant Madrid: ** 5 Michelin stars	Santi Santamaría of Can Fabes restaurant in Sant Celoni, Spain, is the first Catalan chef to have his restaurant awarded three Michelin stars, an extraordinary achievement in the gastronomy world. The 2000 Michelin Guide to Spain and Portugal considers El Racó de Can Fabes the best restaurant in Spain, renewing its three stars and qualifying it with four red forks. Deeply inspired by his Catalan heritage and traditions, Santamaría carefully transforms the diverse range of ingredients from its purest form into simple yet magnificent expressions flavours. He is completely selftaught and has never worked in any other restaurant in his life. He honed and refined his technical skills by learning from the people who worked with him and taking extensive gastronomic trips throughout Europe. In 1991 his restaurant was admitted as a member to Relais & Châteaux as a Relais Gourmand, of which he is currently the Vice-President of the Spanish delegation. In 1993 he joined the exclusive club of Traditions & Qualité, Les Grandes Tables du Monde, of which he is now the representative for Spain.

kerzner[SM]

CapitaLand

Chef / F&B offering	Description
	He has published several chef books that have won numerous awards. His 2001 book, El món culinari de Santi Santamaria. El gust de la diversitat, is recognised as the best chef book published in Catalan.
Neil Perry *Sydney, Australia* www.rockpool.com • Rockpool: Sydney's best new restaurant, Good Food Guide; 30th place, UK Restaurant Magazine's Top 50 Restaurants in the World	Neil Perry is one of Australia's leading and most influential chefs. He has managed several quality restaurants in Sydney and today concentrates on his flagship brand, Rockpool restaurant in Sydney, and Rockpool Consulting, with Rockpool Bar and Grill in Melbourne's Crown Casino complex due to open mid October, 2006. Neil is also author of three recipe books; 'Rockpool,' 'Simply Asian' and just recently 'The Food I Love;' four classical/recipe CD's; creator of a range of Neil Perry Fresh food products in conjunction with Woolworth's Supermarkets; and a television presenter on The LifeStyle Channel with whom he has produced several series around the region under the banners of Food Source, Fresh & Fast and most recently Rockpool Sessions. Over the last 17 years, Rockpool has consistently been highly recommended by food critics throughout Australia and the world. Most recently, Rockpool won Sydney Morning Herald and Australian Gourmet Traveller's Restaurant of the Year 2004 award.
Nobu Matsuhisa *Los Angeles, USA* www.nobumatsuhisa.com • Nobu Berkeley: * • Nobu London: * • Nobu New York: * 3 Michelin stars	Nobuyuki Matsuhisa—known to the world simply as "Nobu" is the acclaimed and highly influential chef proprietor of Nobu, Matsuhisa and Ubon restaurants all over the globe, from Beverly Hills to New York City, London to Tokyo, Aspen to Milan, Las Vegas to Miami Beach. Some of Nobu's personal honours from the culinary community are America's 10 Best New Chefs by Food and Wine Magazine (1989), Southern California's Rising Stars by Los Angeles Times Magazine (1998), induction into Who's Who of Food and Beverage in America by the James Beard Foundation (2002), and nomination for Outstanding Chef by the James Beard Foundation (1997, 1999, 2000, 2001, 2002, 2003, 2004, 2005). Notable citations bestowed upon Nobu's restaurants include Matsuhisa chosen as one of the Top Ten Restaurant Destinations in the world by the New York Times (1993), Nobu New York awarded Best New Restaurant by the James Beard Foundation (1995), Nobu New York awarded Three Stars by Ruth Reichl of the New York Times (1995), Nobu London awarded One Michelin Star (1997), and Next Door Nobu awarded Three Stars by Ruth Reichl of the New York Times (1998).
Lang Yi Fang *Shanghai, China*	Few people in Shanghai are unaware of the Lu Bo Lang restaurant in the Yuyuan Garden area. The eatery, a Ming-style pavilion, has received more than 40 heads of state including Queen Elizabeth II and U.S. President Bill Clinton. Lang Yi Fang was the private room where all the heads of state dined. Zhou Jinhua was the chef who prepared the Shanghai-style dim sum and was the head chef of the Lu Bo Lang restaurant.

kerzner[SM] CapitaLand

Chef / F&B offering	Description
	He has won almost all the top national titles in China's culinary industry, including being named "China's Culinary Master". The restaurant is named after the private room in Lu Bo Lang restaurant where more than 40 heads of state including Queen Elizabeth II and former American president Bill Clinton had dined. Opened in 2000 in the Super Brand Mall, Asia's largest shopping mall located in Pudong's Lujiazui area, Lang Yi Fang serves all the favourites of the Lu Bo Lang restaurant as well as new dishes and has already garnered a faithful following among the local community for its traditional Shanghai-style dishes and snacks. More than 10 of its dishes have been declared "Chinese Famous Cuisine" and "Shanghai Famous Delicacies". Lang Yi Fang has also won gold medals at several international Chinese cuisine competitions, and won a special gold medal at the 4th World Championships of Chinese Cuisine held in Malaysia in 2002.
Sanjeev Kapoor *Mumbai, India* www.sanjeevkapoor.com	Sanjeev Kapoor is the most celebrated face of Indian cuisine today. Chef Extraordinaire, TV show host, author of best selling cookbooks, restaurant consultant and winner of several culinary awards, he is living his dream of making Indian cuisine the number one cuisine in the world. Khana Khazana, the cookery show on television he has hosted for past 13 years has won 'Best Cookery Show' award by Indian Television Academy (ITA) and Indian Telly awards year after year. As a restaurant consultant he has granted his franchise to Sanjeev Kapoor's Khazana at Al Nasr Leisureland in Dubai, UAE, Grain of Salt, Kolkata, and "The Yellow Chilli" chain of restaurants in Ludhiana, Jalandhar, Amritsar, Delhi, Noida, Panchkula, Faridabad, Guwahati and Saibabad. Sanjeev Kapoor's Khazana, a wide range of finger licking Pickles, Blended Masalas, Sprinklers and 123 Ready To Cook Mixes have already created millions of admirers nationwide. He was recently conferred the 'Award for Brand Excellence' at the fifth Indira Awards, while his other awards include Best Executive Chef in India (1993, 1994, 1995) by Hotel and Food Service, Mercury Gold Award at IFCA Geneva (1993) for "Best Meal Concept and Creation", and was appointed to Singapore Airlines' International Culinary Panel in April 2006. Grain of Salt was named The Best Restaurant by Times of India Editor's Choice, while Sanjeev Kapoor's Khazana in Dubai was judged 'The Best Indian Restaurant' more than once.

kerzner℠ CapitaLand

Chef / F&B offering	Description
Pierre Hermé *Paris, France* www.pierreherme.com	Heir to four generations of bakery and pastry-making tradition, Pierre Hermé began his career at the age of 14 as an apprentice to Gaston Lenôtre. At 20, he became a pastry chef. His creativity, technical mastery and interest in sharing his expertise have earned him the respect and esteem of the entire profession. At the end of 1996, he left Fauchon to create Pierre Hermé Paris® with his business partner Charles Znaty that opened in Tokyo in 1998. He also opened a pastry shop in Paris in 2001 which was an instant success. Famous in France, Japan and the United States, the man that Vogue called "the Picasso of Pastry" revolutionised pastry-making with regard to taste and modernity. At Pierre Hermé Paris, the pastry decors are discreet, the techniques constantly revised. Daily, enthusiastic gourmets have rediscovered his creations and connoisseurs from the world over flock to this temple of sweet delights. Early 2005, Tokyo saw the inauguration of the latest concepts of Pierre Hermé Paris: a Luxury Convenience Store and Chocolat Bar located in the Omotesando district, where all major imported brands and great fashion houses present in Japan have a shop. Finally, a Pierre Hermé Paris shop-in-shop within Department Store Isetan Shinjuku, is opening this December 2006.
Alan Yau *London, UK* • Hakkasan: * • Yauatcha: * 2 Michelin stars	Credited by Gourmet Magazine with personally altering the edible landscape of London, Alan Yau is indeed a culinary genius. As the creator of Wagamama, Yau is responsible for formulating the most dynamic dining concept of the 1990s. These days, he is best known as the owner of the ineffably-stylish Hakkasan, which is officially the best Chinese restaurant in the UK and one of the only Chinese restaurants in Europe to boast a starred rating in the Michelin Guide. Yau's reputation as one of the country's most influential restaurateurs was recognized with an award at the Carlton London Restaurant Awards in 2001 and then again more recently at the Catey's 2005. Alan Yau was awarded the OBE in 2006 for his contributions to the British restaurant industry.
Ignatius Chan *Singapore*	Ignatius Chan is an award-wining Sommelier and renowned Singaporean restaurateur. In June 1999, Ignatius was inducted as a member of the oldest wine fraternity in the world—Jurade des St-Emilion. Ignatius is also one of the permanent judges in the annual Lianhe Zaobao Wine Challenge organized by The Wine Review. In 2001, Ignatius and Justin Quek were voted "Joint Food & Beverage Men of the Year 2000" by Wine and Dine Magazine. During the ten years spent at Les Amis, Ignatius was pivotal in establishing Les Amis as a wine and food destination for many around the world. In 2004, Ignatius opened Iggy's. Iggy's is designed to provide a gastronomic dining experience coupled with personal yet un-intrusive service. The cuisine is uniquely Iggy's—it is a culmination of the best of Ignatius's travel and dining experiences, brought to perfection by Chef Dorin Schuster through the marrying of flavours and texture using seasonal ingredients from Europe, Japan and Australia using the European cooking techniques. Iggy's is the only restaurant in South East Asia that made it to the top 100 restaurants in the world in UK magazine Restaurant.

kerzner℠ CapitaLand

Chef / F&B offering	Description
Smith & Wollensky *New York, USA*	The Smith & Wollensky Restaurant Group develops, owns and operates high-end, high-volume restaurants in major cities across the United States. The original Smith & Wollensky, a traditional New York steakhouse, opened in 1977 and is currently the largest-grossing à la carte restaurant in the country. Since its inception, the company has grown to include 16 restaurants, including Smith & Wollensky in Miami Beach, Chicago, New Orleans, Las Vegas, Washington, D.C., Philadelphia, Columbus, New York, Dallas, Houston, and Boston. The Smith & Wollensky Restaurant Group also operates five other restaurants in New York including Maloney & Porcelli, The Post House, The Manhattan Ocean Club, Cité, and Park Avenue Cafe. Smith & Wollensky has consistently earned top ratings from reputed culinary guides such as Zagat and the New York Times, and is famed for its dry-aged beef.
Nando's *Johannesburg, South Africa*	It all started in a humble eatery called Chickenland in Rosettenville, Johannesburg, where chicken was prepared according to an old Portuguese tradition. Fernando Duarte, a member of the community, introduced Chickenland to his friend Robert Brozin and together they introduced this unique taste of chicken to the world. Today, the Nando's Restaurant chain is a major success story with over 500 restaurants stretching all over the world from South Africa, the United Kingdom, Australia, Canada, and Middle East to Malaysia. Nando's is famed for its flame grilled Peri-Peri chicken. A secret blend of Peri-Peri spices, which is the Swahili name for chilli padi, is used to marinate the chicken.
FIFA Sports Café *Singapore*	The FIFA Sports Café is owned by the Global Brands Group (GBG), the worldwide exclusive licensing representative and retail partner of the Federation Internationale de Football Association (FIFA). The FIFA-branded café at *Atlantis Sentosa* will show 'live' and recorded matches and highlights of major football events around the world. Customers of the FIFA retail and café will be able to win tickets to attend many of these events through the partnerships available to GBG from both FIFA and its core sponsors. At the café, FIFA fans will also be able to purchase FIFA merchandise and FIFA-licensed product range.

kerzner℠ CapitaLand

VISUALS

Celebrity Chefs and Restaurateurs


Joel Robuchon


Gordon Ramsay


Santi Santamaria


Neil Perry


Pierre Herme


Alan Yau


Ignatius Chan


Nobu Matsuhisa

Food Consultant


Peter Knipp

Restaurant / Food Images


Smith & Wollensky


Jumbo's

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Nov-2006 19:18:53
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Cessation of Directors' Interests"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.Cessation.of.Directors.Interests.21Nov06.pdf Total size = **11K** (2048K size limit recommended)

Close Window

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

CESSATION OF DIRECTORS' INTERESTS

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**" or "**RHL**") refers to the voluntary delisting of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual and the delisting exit offer (the "**Exit Offer**") made by CapitaLand Limited ("**CapitaLand**") to acquire all the ordinary shares in the capital of the Company, other than those already held, directly or indirectly, by CapitaLand.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 30 October 2006 (the "**Circular**") in relation to the Voluntary Delisting.*

The Board wishes to announce that Mr Cheng Wai Keung, Mr Liew Mun Leong, Ms Jennie Chua Kheng Yeng, Ms Chew Gek Khim, Mr Tham Kui Seng, Mr Lui Chong Chee and Dr Loo Choon Yong have accepted the Exit Offer in respect of their Shares, and the particulars of the cessation of their interest in the Shares are set out in the Appendix to this Announcement.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
21 November 2006

The Directors of the Company (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

APPENDIX

Name	Date of change in interest	Change in percentage level	Direct				Deemed			
			No. of Shares held before the change	%	No. of Shares held after the change	%	No. of Shares held before the change	%	No. of Shares held after the change	%
Cheng Wai Keung	17 November 2006	From 0.027% to 0%	573,000	0.027	0	0	0	0	0	0
Liew Mun Leong	17 November 2006	From 0.026% to 0%	200,205	0.009	0	0	358,900	0.017	0	0
Jennie Chua Kheng Yeng	17 November 2006	From 0.347% to 0%	7,407,623	0.347	0	0	0	0	0	0
Chew Gek Khim	17 November 2006	From 0.024% to 0%	504,550	0.024	0	0	0	0	0	0
Tham Kui Seng	17 November 2006	From 0.023% to 0%	497,453	0.023	0	0	0	0	0	0
Lui Chong Chee	17 November 2006	From 0.009% to 0%	182,143	0.009	0	0	0	0	0	0
Loo Choon Yong (Dr)	17 November 2006	From 0.011% to 0%	237,850	0.011	0	0	0	0	0	0

Note:

The percentage for "No. of shares held before the change" is based on the Company's issued share capital of 2,135,177,756 ordinary shares as at 17 November 2006.

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

---

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 21 November 2006, CapitaLand has received valid acceptances amounting to 201,266,592 Offer Shares, representing approximately 9.43 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 21 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 21 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

---

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 21 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,450,540,042 Shares, representing approximately 67.94 per cent. of issued Shares.

3. Closing Date of the Exit Offer

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
21 November 2006

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

---

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 22 November 2006, CapitaLand has received valid acceptances amounting to 217,405,124 Offer Shares, representing approximately 10.18 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 22 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 22 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 22 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,466,678,574 Shares, representing approximately 68.69 per cent. of issued Shares.

3. Closing Date of the Exit Offer

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
22 November 2006

82 - 4507

Print this page

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Nov-2006 13:01:21
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Acquisition of the entire issued share capital of Makati Property Ventures Inc.; and (2) Ascott Residence Trust acquires prime serviced residence in Manila, The Philippines"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	ART.NewsRelease.Manila.The.Philippines.23Nov06.pdf ART.annc.Makati.Property.23Nov06.pdf Total size = **230K** (2048K size limit recommended)

Close Window

82 - 4507

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF MAKATI PROPERTY VENTURES INC.

1. Introduction

The Board of Directors of Ascott Residence Trust Management Limited , as Manager of Ascott Residence Trust ("**ART**, and Manager of ART, the "**Manager**"), wishes to announce that DBS Trustee Ltd, as trustee of ART (the "**Purchaser**"), has today signed a conditional sale and purchase agreement (the "**Sale & Purchase Agreement**") with Ayala Hotels Inc. ("**Ayala**") and Ocmador Philippines, B.V. ("**Ocmador**", and together with Ayala, the "**Vendors**") for the sale and purchase of 100 percent of the issued shares in Makati Property Ventures Inc. ("**MPVI**") and the assignment to the Purchaser of the shareholders' loans owing by MPVI ("**Shareholders' Loan**") before completion of the said acquisition (the "**Acquisition**").

2. Information on MPVI

MPVI is a company incorporated under the laws of the Philippines with limited liability and had entered into a contract of lease ("**Contract of Lease**") with Ayala Land Inc. ("**ALI**"), the registered and legal owner of the land on which the property known as "Oakwood Premier Ayala Centre" ("**OPAC**") is sited. The Contract of Lease will expire on 6 January 2044.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

3. **Information on OPAC**

OPAC, located in the heart of Philippines' premier business and shopping district of Makati City, is part of a mixed development property, which includes a 4-level retail mall. OPAC, which occupies a constructed floor area of 63,094.80 square metres, comprises 2 serviced apartment towers of 21 floors with 306 fully furnished apartments, 1st floor access lobby, fitness centre and restaurant, 6th floor lobby, 7th floor serviced offices, meeting rooms, 256 car park lots, gymnasium, business centre, swimming pool and laundry rooms.

4. **Valuation of the Serviced Residence**

OPAC was valued at PHP2.80 billion (or S$87.53 million) in a valuation report dated 1 November 2006 by HVS International (the "**Valuation Report**") in accordance with the instructions issued by DBS Trustee Ltd as trustee of ART. The Valuation Report was prepared using income capitalisation method.

5. **Principal Terms of the Acquisition**

5.1 **Purchase Consideration**

The total purchase consideration (the "**Purchase Consideration**") of PHP 2.70 billion (S$84.40 million) shall comprise (i) the entire issued shares of MPVI of PHP1.66 billion (or S$51.89 million); and (ii) the assignment of Shareholders' Loan of PHP1.04 billion (or S$ 32.51 million). This is based on the property value of OPAC, subject to price adjustments for the consolidated total net liabilities of MPVI as of legal completion.

An amount of PHP27.00 million (or S$0.84 million) which has been held in escrow as exclusivity fee prior to the signing of the Sale & Purchase Agreement, shall form part of the Purchase Consideration. The balance of the Purchase Consideration will be payable in cash as follows:

(a) an amount of PHP243.00 million (or S$7.60 million) upon the signing of the Sale & Purchase Agreement; and

(b) an amount of PHP2,160 million (or S$ 67.52 million) upon completion of the Acquisition; and

(c) An amount of PHP270.00 million (or S$8.44 million) is to be held in escrow and will be released upon the annotation of title and registration of stock certificate in the Purchaser's name within 30 days of legal completion.

5.2 **Conditions Precedent**

Completion of the Acquisition shall be conditional upon the fulfilment of inter alia, the following conditions precedent:

(a) the Purchaser entering into an Amendment to the Contract of Lease for the remaining lease term of 38 years, subject to obtaining the necessary approvals under the local regulations; and

(b) net liabilities recorded in the books of the Company shall not exceed PHP50.00 million (or S$1.56 million) , after taking into account the repayment of all bank or external debts owed by MPVI.

5.3 Legal Completion of the Acquisition

Subject to the fulfilment of the conditions precedent set out in the Sale & Purchase Agreement, the legal completion of the Acquisition will take place on 22 March 2007 or such other date as the Purchaser and the Vendors may subsequently agree in writing.

6. Rationale for the Acquisition

The Acquisition is in line with ART's principal investment strategy to invest in quality yield accretive serviced residence properties in the Pan-Asian Region.

At an annualised property yield (excluding acquisition cost) of about 11.0%[1], the Acquisition is set to strengthen the overall returns and growth of ART's portfolio of properties.

7. Method of Financing and the Financial Effects of the Acquisition

The pro forma financial effects of the Acquisition are purely for illustrative purposes and are neither indicative of the actual financial effects of the Acquisition on the net tangible assets ("**NTA**") and the earnings per unit ("**EPU**") of ART, nor are they indicative of the financial performance of ART for the financial year ending 31 December 2006.

The pro forma financial effects have been prepared based on (i) the assumptions that the Acquisition had been included in ART's portfolio since 1 January 2005 for illustrating the financial effects on the consolidated earnings of ART; and (ii) the pro forma balance sheet of ART as at 31 December 2005 for illustrating the financial effects on the consolidated NTA of ART.

Based on ART's unaudited pro forma consolidated financial statements for the year ended 31 December 2005 (as disclosed in the Prospectus dated 6 March 2006), the financial impact to ART's NTA would not be material and ART's EPU would increase by approximately 14.7%.

The Acquisition will not have a material impact on the EPU and NTA per unit of ART for the current financial year as the Acquisition will only be completed in March 2007.

The Acquisition will mainly be funded by equity. Details of equity fund raising will be disclosed at a later date.

[1] Annualised forecast property yield for OPAC for the financial year 2007.

An acquisition fee of 1.0 percent of the Purchase Consideration ("**Acquisition Fee**") is payable to the Manager in connection with the Acquisition upon completion of the Acquisition.

8. Disclosure Requirements under the Listing Manual

8.1 Chapter 10 of the Listing Manual classifies transactions by ART into (i) non-disclosable transactions; (ii) discloseable transactions; (iii) major transactions; and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, inter alia, the following bases:

(a) the net profits attributable to the assets acquired or disposed of, compared with ART's net profits; and

(b) the aggregate value of the consideration given or received, compared with ART's market capitalisation.

(a) Net Profits Test

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as set out below:

The net profit before income tax, minority interests and extraordinary items attributable to the Acquisition for the six months ended 30 September 2006 is approximately S$3.50 million and constitutes approximately 23.8 %[2] of the net profit before income tax, minority interests and extraordinary items of ART amounting to S$14.70 million for the same period based on the latest announced consolidated accounts as at 30 September 2006.

(b) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as set out below:

The aggregate consideration of S$84.40 million paid for the Acquisition constitutes approximately 12.93%[3] of the market capitalisation of ART of S$652.92 million, based on the weighted average price of ART's units transacted on 22 November 2006, being the last market day preceding the date of this Agreement.

[2] The relative percentage under Rule 1006(b) of the Listing Manual exceeds 20% which would classify the transaction as a major transaction, thereby requiring the approval of unitholders in a general meeting. However, Rule 1014 provides that unitholders' approval is not required in the case of an acquisition of profitable assets and the only limit breached is Rule 1006(b), which is the case of the Acquisition. Accordingly, unitholders' approval is not required for the Acquisition.

[3] The relative percentage under Rule 1006(c) of the Listing Manual does not exceed 20% and hence would not be classified as a major transaction.

9. Interests of Directors and Controlling Unitholders

None of the Directors of the Manager has any interest, direct or indirect, in the Acquisition. Save for the Acquisition Fee payable to the Manager as referred to in paragraph 7 above, the Directors are not aware of any controlling unitholders of ART having any direct or indirect interest in the Acquisition and have not received any notification of interest in the Acquisition from any controlling unitholders of ART.

10. Documents Available for Inspection

A copy of the Sale and Purchase Agreement is available for inspection by ART Unitholders from 9:00 a.m. to 5:30 p.m. at the Manager's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of the Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 23 November 2006

Note : An exchange rate of PHP1 : S$0.03126 is used for this Announcement.

FOR IMMEDIATE RELEASE

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

NEWS RELEASE

ASCOTT RESIDENCE TRUST ACQUIRES PRIME SERVICED RESIDENCE IN MANILA, THE PHILIPPINES

Third acquisition in six months

Singapore, 23 November 2006 – Ascott Residence Trust (ART) has entered into a sale and purchase agreement with Ayala Hotels Inc. and Ocmador Philippines BV to purchase their respective 60 percent and 40 percent stakes in Oakwood Premier Ayala Center in Makati City for US$53.0 million (about S$84.4 million or PHP 2.7 billion).

The acquisition is highly yield-accretive to ART, providing an annualised property yield of around 11 percent[1] when compared to the annualised portfolio property yield of 4.9 percent[2], and ART's current trading yield of 4.7 percent[3].

In The Philippines, ART currently owns the 138–unit Somerset Millennium, Makati[4] and 150–unit Somerset Salcedo, Makati[5] in Makati City, Manila. The two properties enjoyed an average 27 percent year-on-year RevPAU[6] growth in the third quarter of this year. The newly acquired property is expected to have operating synergies with these two properties in Makati City.

This is ART's third acquisition in six months and its second from a thrid party owner. With this acquisition, ART's portfolio expands to 15 properties in six countries with a total property value of S$1.04 billion.

Mr Lim Jit Poh, chairman of Ascott Residence Trust Management Limited (ARTML), said, "ART has again demonstrated its ability to secure yield-accretive properties from third party owners with this acquisition. This complements ART's strong growth from the pipeline of serviced residence assets owned by The Ascott Group Limited (Ascott)."

---

[1] For the forecast year 2007.
[2] Based on initial portfolio of 12 properties for the forecast year 2006.
[3] As at 22 November 2006. Based on an annualised distribution of S$0.0611 for the forecast year 2006 and based on the assumptions as set out in the Prospectus.
[4] ART owns 69 units of the 138 units whilst the remaining 69 units of Somerset Millennium, Makati are leased from unrelated third parties.
[5] ART owns 71 units out of the 150 units within Somerset Salcedo, Makati.
[6] Revenue per available unit.

Mr Lim added, "This investment is timely as the Philippine economy has been recovering steadily, with strong 5.3 percent[7] growth in real gross domestic product expected in 2006. The strength of the Philippine economy is underpinned by growth of the Philippine mining industry which is estimated to bring in US$6.5 billion of investments in the medium term[8], and by its all-time high gross international reserves[9]. The positive economic climate will attract increasing foreign investments and drive the demand for quality short and long term accommodation."

Mr Chong Kee Hiong, ARTML's chief executive officer, said, "Serviced residences will continue to perform well as there is very limited supply of good quality serviced residences in Makati City to meet the growing demand. The Philippines is the top choice for multinational companies such as Dell, IBM, Accenture, Proctor & Gamble amongst others to situate their call centres, and ranks second to India as the choice destination for business process outsourcing companies[10]. In addition, with the government backing a "Meetings Make Manila" campaign, we can expect more assignment business and project-based travel as M.I.C.E.[11] travel into Manila increases."

Mr. Chong added, "We intend to re-brand the newly acquired serviced residence as Ascott Manila upon completion of the acquisition in March 2007, to be managed by Ascott International Management. With Ascott's international marketing network and the established Ascott brand, its performance will continue to be strong. ART can also expect operating synergies with its two other properties in Makati City and benefit from the resulting economies of scale."

Ascott Manila

Ascott Manila is a 21-storey building with two towers of serviced residences, three basement levels, and 256 carpark lots. The property has been in operation since 1999 and enjoys an occupancy level of above 90 percent.

Located in Glorietta 4 Ayala Center in the heart of Makati City's central business district, Ascott Manila is close to the headquarters of numerous multinational corporations and financial institutions. The 306-unit property has studio and one-bedroom to three-bedroom apartments. It boasts full facilities such as a fitness centre, gymnasium, swimming pool, business centre, meeting rooms, tennis courts and a restaurant. Guests also have direct access to entertainment facilities, shops and restaurants in the premier Ayala Center shopping mall, which is linked to the serviced residence towers. Well-known shops at Ayala Center include anchor department stores like Rustan's, SM and

[7] Source: Economist Intelligence Unit.

[8] The Philippine government has identified 23 mineral development projects in its mining revitalization programme which are anticipated to bring in an estimated US$6.5 billion investments in the medium term. (Source: Manila Bulletin, September 2006)

[9] As at end September 2006, Philippines' dollar reserves is at an all-time high of US$21.56-billion, boosted by huge inflows from investments abroad and remittances of Overseas Filipino Workers. (Source: Philippine Government website, http://www.gov.ph.)

[10] Pulse Economic Insight. Philippines. October 2006. Jones Lang Lasalle.

[11] Meetings, Incentive Travel, Conventions and Exhibitions.

Landmark, as well as popular tenants like Bread Talk, Marks & Spencer, Guess and Swatch.

About Ascott Residence Trust

The Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, The Philippines and Vietnam, ART was listed with an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited. Listed on the mainboard of the Singapore Exchange, The Ascott Group Limited is a leading international serviced residence company with close to 17,000 serviced residence units in key cities of the Asia-Pacific region, Europe and the Middle East. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Additional Information Attached

Appendix 1 – Pulse Economic Insight Philippines. October 2006. *Source: Jones Lang LaSalle.*

Issued by:
Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF PIDEMCO LAND SINGAPORE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, Pidemco Land Singapore Pte. Ltd. ("PLS"), has increased its issued and paid-up share capital from S$2 (comprising 2 ordinary shares) to S$1,000,000 (comprising 1,000,000 ordinary shares) by an allotment and issue of 999,998 ordinary shares to CapitaLand for a cash consideration of S$999,998.

The above transaction is not expected to have any material impact on the net tangible assets per share or the earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 November 2006

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

---

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 24 November 2006, CapitaLand has received valid acceptances amounting to 239,163,218 Offer Shares, representing approximately 11.20 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 24 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 24 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

---

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 24 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,488,436,668 Shares, representing approximately 69.71 per cent. of issued Shares.

3. **Closing Date of the Exit Offer**

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. **Responsibility Statement**

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
24 November 2006

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Nov-2006 12:54:39
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Last day of trading on Singapore Exchange Securities Trading Limited"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.annc.Last.Day.of.Trading.on.SGX.ST.27Nov06.pdf Total size = **13K** (2048K size limit recommended)

Close Window

82 - 4507

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

LAST DAY OF TRADING ON SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**") refers to the voluntary delisting (the "**Voluntary Delisting**") of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual and the exit offer (the "**Exit Offer**") made by CapitaLand Limited ("**CapitaLand**") for all the issued ordinary shares in the capital of the Company, other than those held, directly or indirectly, by CapitaLand.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 30 October 2006 (the "**Circular**") in relation to the Voluntary Delisting.*

In connection with the Voluntary Delisting, the Board wishes to announce that the SGX-ST has confirmed that the last day of trading in the Shares on the SGX-ST is today, Monday, 27 November 2006. Accordingly, trading in the Shares will be suspended from 9.00 a.m. on Tuesday, 28 November 2006.

Shareholders who wish to accept the Exit Offer may still do so before 3.30 p.m. on Monday, 4 December 2006 (the "**Closing Date**"), being the closing date of the Exit Offer.

The relevant Acceptance Form(s) were despatched to Shareholders together with the Circular and the Exit Offer Letter. Shareholders who wish to accept the Exit Offer should complete, sign and return the relevant Acceptance Form in accordance with the provisions and instructions stated in the Circular and the relevant Acceptance Form.

Shareholders who have not received copies of the Exit Offer Letter and/or the relevant Acceptance Form(s) may obtain copies of the Exit Offer Letter and/or the relevant Acceptance Form(s), during normal business hours up to the Closing Date, from the Company's share registrar, Lim Associates (Pte) Ltd, at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315. Alternatively, Shareholders may write to the Company's share registrar, Lim Associates (Pte) Ltd, at the above address to request for the Exit Offer Letter and/or the relevant Acceptance Form(s), up to three (3) Market Days prior to the Closing Date.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
27 November 2006

The Directors of the Company (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

82 - 4507

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

---

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 27 November 2006, CapitaLand has received valid acceptances amounting to 320,455,494 Offer Shares, representing approximately 15.01 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 27 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 27 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

---

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 27 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,569,728,944 Shares, representing approximately 73.52 per cent. of issued Shares.

3. Closing Date of the Exit Offer

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
27 November 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION OF 100% EQUITY INTEREST IN BEIJING RED DIAMOND SCIENCE & TECHNOLOGY DEVELOPMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Commercial (Barbados) Limited, has today completed the acquisition of 100% equity interest (comprising a registered share capital of RMB50 million) (the "Shares") in Beijing Red Diamond Science & Technology Development Co., Ltd ("Beijing Red Diamond"), a company incorporated in the People's Republic of China (the "Acquisition").

The principal activity of Beijing Red Diamond is that of investment holding and it is the owner of an office building known as Red Diamond Plaza ("RDP"), located in Beijing.

The consideration for the Acquisition is RMB61 million (approximately S$12 million) payable in cash and was arrived at on a willing buyer-willing seller basis, taking into account, amongst other factors, the adjusted net tangible asset value of RDP. The adjusted net tangible asset value of the Shares based on the management accounts as at 30 September 2006 is approximately RMB61 million (approximately S$12 million).

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
28 November 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITAL REDUCTION BY INDIRECT ASSOCIATED COMPANY, CHINA CLUB INVESTMENT PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that pursuant to Section 78B of the Companies Act, Chapter 50, its indirect associated company, China Club Investment Pte Ltd ("China Club"), a company incorporated in Singapore, had on 28 November 2006 effected the reduction of its issued and paid-up share capital from S$5,393,173.80 to S$1,200,000 by the cancellation of an amount of S$4,193,173.80 in share capital (the "Capital Reduction").

Westbond Investments Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand holds a 48% stake in China Club.

Upon the Capital Reduction taking effect:

(a) an amount equal to S$375,658.37 being part of the credit arising from the Capital Reduction, was applied to write-off the accumulated losses of China Club as at 1 January 2006; and

(b) an amount equal to S$3,817,515.43 being the remainder of the credit arising from the Capital Reduction, was returned to the shareholders of China Club in proportion to their shareholding interests in China Club.

Following the Capital Reduction, China Club's issued and paid-up share capital is S$1,200,000 comprising 1,327,436 ordinary shares.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
28 November 2006

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 28 November 2006, CapitaLand has received valid acceptances amounting to 341,300,237 Offer Shares, representing approximately 15.98 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 28 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 28 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 28 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,590,573,687 Shares, representing approximately 74.49 per cent. of issued Shares.

3. Closing Date of the Exit Offer

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
28 November 2006

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Nov-2006 12:36:33
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Joint news release by Kerzner International Holdings and CapitaLand Limited - "Atlantis Sentosa offers State-of-the-art Water Wonderland with Thrills and Spills for the whole family in Aquaventure attraction"
Description	The attached joint news release issued by Kerzner International Holdings and CapitaLand Limited on the above matter is for information.
Attachments:	Atlantis.Sentosa.news.release.29Nov06.pdf Total size = **510K** (2048K size limit recommended)

Close Window

kerzner℠ CapitaLand

NEWS RELEASE

Atlantis Sentosa* offers *State-of-the-art Water Wonderland with Thrills and Spills for the whole family in Aquaventure attraction

Singapore, 29 November 2006 – An adventure for the whole family of all ages, that is what Kerzner CapitaLand Integrated Resorts Pte Ltd (Kerzner CapitaLand) have created in *Aquaventure*, an area covering the size of nine football fields, seamlessly integrated state-of-the-art Atlantean adventure waterscape park at the heart of *Atlantis Sentosa*.

Aquaventure is designed to accommodate more than 5,000 people at a time and comprises water and river rides powered by next-generation technology, and pools and amazing fish habitats that add to the spectacular experience that can only be Atlantis in the year 3000.

Mr Tobin Prior, President of Kerzner International Holdings Ltd's (Kerzner) International Division said, "We started off with the premise of providing innovative, fresh experiences for the whole family that would transport them to another world, another paradigm, in line with our concept for *Atlantis Sentosa*. It needs to be different, spectactular, and attract families from Singapore and internationally. Kerzner pioneered integrating water rides with live fish habitats and are world-leaders in this area. This is not a water park – it is a totally integrated experience that we have further enhanced with new technology that will provide hours of continuous enjoyment for guests."

The result: four main areas within the *Aquaventure* catering to specific age-groups within the family; the Squid Tower Slide Complex for the thrill-seekers and the adventurous, River Rides for families who want to play together, the Crab Playground for toddlers and young children, and spectacular fish habitats (for those who want to rest, learn or observe marine life). Guests pay once and enjoy the experiences as many times as they like, while hotel guests enjoy free access.

Added Prior, "Just as we have used technology to enhance the entertainment experience on other aspects of Atlantis Sentosa, in *Aquaventure* we have also incorporated technology to add to the thrill-factor of the rides and to make the ride a continuous fun experience. The introduction of continuous riding technology on the water-coasters and uphill-blasters means one does not have to queue for rides so queuing effectively becomes part of the ride experience. Special effects are also incorporated into the rides, through projection and other technologies to create illusions of fire, shark attacks, and other thrilling content which is regularly changed and updated to give guests a variety of exciting experiences."

Squid Tower Slide Complex

The Squid Tower Slide Complex is a structure with metal-clad tentacles spreading over eight water-coasters, uphill-blasters, and exhilarating water-based rides.

kerzner℠ CapitaLand

In *The Leap of Faith*, dare-devils (or wannabes) experience a gut-wrenching, 70-metre free-fall body drop at a 60° incline, rush through an acrylic tunnel running through shark-infested waters at more than 50 kilometres per hour, and end with a heart-stopping drop into a cave pool, coming face-to-face with prehistoric Alligator Gar fish with only clear acrylic panels to separate predator from prey.

Visitors seeking more of an adrenalin rush can head down the *Dark Slide,* slipping and sliding through water down a gravity tube in complete darkness, testing their reflexes as they frantically avoid blazing fire, vicious shark attacks and other visual special effects created by cutting-edge technologies and projections that will be periodically updated to provide a new experience with each visit to the resort.

In the South Seas Challenge, two racing slides descend on the opposite tentacles of the Squid Tower with views of the Predator Lagoon where fins cut menacingly through the surface. Siblings pit themselves against each other as they plunge down the slides to reach the end before the other, with the winner determined by a whisker, but conclusively as electronic gates and timers display the results of each race. Kids will rush back to take the Challenge again and again.

Visitors who want to experience the rides as a group will go on the *Family Raft Ride* which allows families to chatter and laugh at each other as water splashes from overhead, and powerful jets push the raft up steep slopes and down twisting turns, eliciting surprised expressions round unexpected bends.

Those loving the thrill of roller-coasters can experience the same with the four Spiral Slides which are water-coaster tube rides that twist up and down, bringing visitors on a turbulent adventure that will have them hanging on for dear life.

River Rides

Along the side of the riverbanks screened in lush landscaping, a powerful wave generator repeatedly sends a surge of crystal clear water down the embankment lifting guests who accept the challenge of the *Wave River Ride* branch on the river. With an apex of almost two metres over the normal flow level, the wave gently pushes the individual rafts around the turns where it merges into the Rapids River for a continuation of the experience. This ride, more than five football fields long at 568 metres providing hours of continuous enjoyment, takes guests around the entire length of the river with access to the Squid Tower slide complex.

Visitors opting to continue their experience on the *Rapids River Ride* take different branches of the river ride on each circuit, not knowing each time what the experience will be as a complex series of computer-coordinated valves and controls manipulate both water speed and volume to create a gently flowing river, or the rushing foaming waters of death-defying rapids.

kerzner[SM] CapitaLand

The Crab Playground
For toddlers and young children who often get left out of the fun because they cannot meet the minimum height restrictions in other theme parks, Kerzner CapitaLand has specially created an Aquapark and four mini water slides suited for their size to test their mettle and hone them for the day that they can rush down the adult-size slides with their older siblings.

At the Aquapark, specially designed water buckets splash over those climbing to the top platforms. Clear shallow pools surrounding the structure and connecting the slides provide a playful environment with action-packed activities, such as water guns, bubblers, water jets, small fountains as well as "triggered" events that empty some of the containers by touching the secret crab's claw.

Said Prior, "Our guests will enter *Atlantis Sentosa* trusting that we will provide every member of their family with a good time and we will do that, even for our youngest guests. Often, the youngest ones have limited entertainment options because most of the attractions are tailored for older children. For *Atlantis Sentosa*, we want to ensure that we provide the most well-rounded family experience, and this includes focusing on the experience for those aged 8 and below."

Spectacular Fish Habitats
Time at *Aquaventure* can also be educational for the whole family with spectacular fish habitats that will engage visitors in an active learning environment. The *Shark and Stingray Lagoons* will have almost half the saltwater habitat dedicated to scheduled programmes of interaction, such as supervised feeding, and for those who prefer a less up-close interaction, they can wander through a walk-through feature that will allow dramatic views of brightly coloured koi at the *Koi Pond.*

"*Aquaventure* is a seamless fusion of state-of-the-art water ride technology with adventure, fear, exhilaration and enchantment of the legend of Atlantis," said Prior, "That is the power of the *Atlantis* family experience that Kerzner CapitaLand will provide."

- ends -

Issued jointly by Kerzner International and CapitaLand Limited *(Co. Regn.: 198900036N)*
Date: 29 November 2006

<u>MEDIA ENQUIRIES</u>

Kerzner International (Singapore)
Hill & Knowlton (SEA) Pte Ltd
Amy Kong
DID: (65) 6390 3376
HP: (65) 9452 7626
Email: akong@hillandknowlton.com.sg

CapitaLand
Julie Ong
DID: (65) 6823 3541
HP: (65) 9734 0122
Email: julie.ong@capitaland.com.sg

kerzner[SM] CapitaLand

RENDERINGS

Atlantis Sentosa Aquaventure


Wave Loop
Koi Pond
Dark Slide
Leap of Faith
Squid Tower Slide Complex
Wave River Ride
Crab Playground

Aquaventure: A seamlessly integrated state-of-the-art Atlantean adventure waterscape park covering the size of nine football fields.



kerzner℠ CapitaLand

Aquaventure Visuals	Facility / Caption
	Kids can experience adrenalin rushes with the exciting water rides at Aquaventure
	Children experiencing the Spectacular Fish Habitats at Aquaventure which introduces them to the marine environment as they ride through this water wonderland.
	Visitors exiting from the Dark Slide with a rush after avoiding blazing fire, vicious shark attacks and other visual special effects created by projections and other cutting-edge technologies.

kerzner℠

CapitaLand

Aquaventure Visuals	Facility / Caption
	Race you to the end! Siblings will bond through competition on the South Seas Challenge where winners are determined by electronic gates and timers as they speed down parallel slides.
	Aquaventure Spiral Slides: Four water-coaster tube rides spreading out from the Squid Tower and rejoining the Rapids River and the Wave Loop. A wet equivalent of a roller-coaster with its up and down twisting slides

kerzner℠ CapitaLand

Other Images








kerzner[SM] CapitaLand

Atlantis Sentosa Aquaventure

Key Highlights	• Major scale water thrill rides spreading over 4.5 hectares • 5,000 pax capacity • 14 rides in 4 areas: o **Squid Tower Slide Complex** - The Leap of Faith - South Seas Challenge - Family Raft Ride - 4 Spiral Slides - Dark Slide o **Expansive River Rides** - The Wave River Ride - Rapids River Ride o **The Crab Playground** - 4 Junior Rides & Aquapark • Spectacular Fish Habitats o Shark Lagoon o Stingray Lagoon o Alligator Gar Cave o Koi Pond
Squid Tower Slide Complex	• Outdoor interactive area anchored by the Squid Tower – a structure shaped like a squid with metal-clad tentacles spreading over the rides. Concealed in the shade beneath its colourful shell is a myriad of slides, including water coasters, uphill-blasters, and thrilling water-based rides that create a participatory attraction for family members of all ages o ***The Leap of Faith*** A daring, gut-wrenching 70-metre free-fall body slide at a 60° incline, allowing visitors to travel up to 50 km/h (the speed of a swimming blue whale) while passing through the shark-infested acrylic slide tank ending with a heart-stopping drop into the Alligator Gar Cave pool o ***South Seas Challenge*** Two racing slides located on the opposite tentacle of the Squid Tower allowing visitors to compete side by side as they speed down the slide. Electronic gates and timers display the results of each race. o ***Family Raft Ride*** For those who want to experience the rides as a group. Allows a family of six in a raft to enjoy comfortable adventure while water splashes them from overhead. Powerful jets push the raft up slopes and down twisting turns, eliciting surprised expressions round

kerzner[SM]

CapitaLand

	unexpected bends. This ride can enjoyed in a continuous loop with the Wave River Ride and Rapids River as it is accessed directly by an automated conveyor system. ○ ***Dark Slide*** A gravity tube ride twisting within the dark inner structure of the Squid Tower, testing riders' reflexes as they frantically avoid blazing fire, vicious shark attacks and other visual special effects, created by projections and other cutting-edge technologies, before emerging into a square and clear acrylic tunnel deep within shark-infested waters. Ride is periodically updated to provide a new experience with each visit to Atlantis Sentosa. ○ ***4 Spiral Slides*** 4 water-coaster tube rides spreading out from the Squid Tower and rejoining the Rapids River and the Wave Loop. A wet equivalent of a roller-coaster with its up and down twisting slides
Expansive River Rides	• **Wave River Ride** Guests are carried on the 568 metre-long ride (length of more than 5 football fields) on surges of crystal clear waves surrounded by lush landscaping. Waves gently push the individual rafts around the turns and connect guests to the *Rapids River* for a continuation of the experience. • **Rapids River Ride** An exciting curvy river tube ride that is over 550 metres long and an extension of the *Wave River.* Guests are elevated via a conveyor belt and set off through a river channel where they are carried through different branches of the river, not knowing each time what the experience will be as a complex series of computer-coordinated valves and controls manipulate both water speed and volume to create a gently flowing river or the rushing foaming waters of death-defying rapids.
Crab Playground	• **4 Junior Rides** Smaller slides introduce tiny tots to the joys of gliding on water, while *Crab Playground* veterans head for the other mini-twister slides that prepare them for *Squid Tower* adventures • **Aquapark** Shallow pool surrounding the giant crab playground structure connecting the slides providing a playful environment with specially-designed overhead water buckets, water guns, bubblers, water jets, small fountains as well as "triggered" events that empty containers with a touch of the secret crab's claw

kerzner[SM] CapitaLand

Spectacular Fish Habitats	• **Shark and Stingray Lagoons** Home to a variety of sharks, rays, many species of fish, and other sea animals. Almost half of the saltwater habitats are dedicated to scheduled programmes of interaction, including a supervised feeding programme of the animals to provide visitors with opportunities to learn and appreciate sea creatures and better understand their behaviour • **Alligator Gar Cave** End-point of The Leap of Faith that has ride survivors running and screaming through the cavernous exit path carved through rock leading to the earth's surface. On the way, they admire the Alligator Gar, a pre-historic looking creatures with the body of a fish and a head like a crocodile's that reside in a lagoon, held back from the cave pool where visitors drop into at the end of The Leap of Faith ride by a thin panel of clear acrylic • **Koi Pond** Over 400 square metres in surface area, Koi Pond is adjacent to the main covered walkway running through Aquaventure. A walk-through feature allows guests dramatic views of these brightly coloured fish

COMPANY BACKGROUNDERS

Kerzner International Holdings Limited
www.kerzner.com

Kerzner International Holdings Limited ("KIHL"), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. KIHL's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean.

Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis, Paradise Island's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. Visit the Atlantis, Paradise Island website at www.atlantis.com

KIHL is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai.

kerzner℠ CapitaLand

In its gaming segment, KIHL developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. KIHL is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., KIHL is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004.

In its luxury resort hotel business, KIHL manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa.

CapitaLand
www.capitaland.com

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Nov-2006 12:58:28
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Registration of CapitaRetail China Trust Prospectus
Description	The attached announcement and news release on the above matter issued by CapitaLand Limited are for your information.
Attachments:	CL.CRCT.registrationofprospectus.pdf CLnr.CRCT.29Nov2006.pdf Total size = **124K** (2048K size limit recommended)

Close Window

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

REGISTRATION OF CAPITARETAIL CHINA TRUST PROSPECTUS

---

1. INTRODUCTION

1.1 Further to the announcement dated 8 November 2006 by CapitaLand Limited (the "**Company**") in relation to the lodgement of the preliminary prospectus of CapitaRetail China Trust ("**CRCT**") with the Monetary Authority of Singapore ("**MAS**") by an indirect wholly-owned subsidiary of the Company, CapitaRetail China Trust Management Limited, as manager of CRCT (the "**Manager**"), the Company is pleased to announce that the final prospectus of CRCT (the "**Prospectus**") has been registered by the MAS today.

1.2 As set out in the Prospectus, Retail Crown (BVI) Limited (the "**Vendor**"), an indirect wholly-owned subsidiary of the Company, is making an offering (the "**Offering**") of 193,300,000 units in CRCT (each unit in CRCT, a "**Unit**"), comprising 40.6% of the aggregate number of 475,630,513 issued and outstanding Units ("**Aggregate Outstanding Units**"). The Offering consists of (i) (a) a placement to investors, including institutional and other investors outside Singapore (the "**International Placement**") and (b) a placement to institutional and other investors in Singapore (the "**Singapore Placement**" and together with the International Placement, the "Placement") and (ii) an offering of Units to the public in Singapore (the "**Singapore Public Offer**"), out of which 11,000,000 Units have been reserved for purchase by the directors, management, employees and business associates of the Company and its subsidiaries. The size of the Singapore Public Offer is 29,000,000 Units, subject to an increase of up to an additional 4,000,000 Units (with a corresponding decrease in the number of Units offered under the Placement).

1.3 As at the date of this Announcement, indications of interest pursuant to the Placement have been received for a total of 31,440,565,108 Units, representing approximately 196 times the 160,300,000 Units available for purchase under the Placement.

1.4 The purchase price for each Unit has been fixed at S$1.13 per Unit (the "**Offering Price**"), being the top-end of the offering price range.

1.5 CapitaLand Financial Services Limited, an indirect wholly-owned subsidiary of the Company, is the financial adviser to the Vendor and the Manager and J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") is the sole financial adviser to the Offering. JPMorgan and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**"), are the joint underwriters of the Singapore Public Offer and the Singapore Placement while JPMorgan, UBS and China International Capital Corporation Limited ("**CICC**", and together with JPMorgan and UBS, the "**Underwriters**") are the joint underwriters of the International Placement. DBS Bank Ltd ("**DBS**") is the coordinator for the Singapore Public Offer and the sub-underwriter.

1.6 In connection with the Offering, JPMorgan has been granted an over-allotment option (the "**Over-allotment Option**") by the Vendor to purchase from the Vendor up to an aggregate of 28,800,000 Units at the Offering Price, solely to cover the over-allotment of Units (if any) subject to any applicable laws and regulations.

1.7 As at the date of this Announcement, the Company, through the Vendor and its indirect wholly-owned subsidiary, Retail Crown Pte. Ltd. ("**RCPL**"), holds an aggregate of 66.7% of the Aggregate Outstanding Units while CapitaMall Trust ("**CMT**"), Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen ("**PGGM**") and The Great Eastern Life Assurance Company Limited ("**Great Eastern**" and each of the Vendor, RCPL, CMT, PGGM and Great Eastern, a "**Strategic Investor**") hold the remaining 33.3% of the Aggregate Outstanding Units. CMT is a real estate investment trust managed by CapitaMall Trust Management Limited, an indirect wholly-owned subsidiary of the Company, and the Company has an indirect interest of 31.1% in CMT.

1.8 At the completion of the Offering and assuming that the Over-allotment Option is exercised in full, the Company, through RCPL, will hold 95,130,513 Units comprising 20.0% of the Aggregate Outstanding Units and CMT will hold 95,100,000 Units comprising 20.0% of the Aggregate Outstanding Units.

2. BACKGROUND

2.1 CapitaLand Retail China Pte. Ltd. ("**CRCPL**"), an indirect wholly-owned subsidiary of the Company, had on 8 November 2006 entered into three share purchase agreements with HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT (the "**Trustee**"), pursuant to which CRCPL sold the entire issued share capital of three Barbados companies, being CapitaRetail China Investments (B) Alpha Pte. Ltd., CapitaRetail China Investments (B) Pte. Ltd. and CapitaRetail China Investments (B) Gamma Pte. Ltd. (together, the "**Barbados Companies**" and the sale of the Barbados Companies by CRCPL to the Trustee, the "**Transfers**").

2.2 The Barbados Companies, through project companies established in China, directly hold interest in seven retail mall properties.

2.3 The Transfers were partly financed by loan facilities and partly financed by the proceeds raised from the subscription of Units by the Strategic Investors shortly after the constitution of CRCT.

2.4 By way of the Transfers, the Company's interest in the Barbados Companies is diluted to 66.7%.

3. VENDOR'S SALE OF THE UNITS

3.1 The Vendor's gross proceeds from the Offering, based on the sale of 222,100,000 Units at the Offering Price on the assumption that the Over-allotment Option is exercised in full, is approximately S$251.0 million.

4. FINANCIAL EFFECTS OF THE OFFERING

4.1 The financial impact of the Offering on CapitaLand's earnings per share and net tangible assets per share for the financial year ending 31 December 2006 is not expected to be significant.

5. INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDER OF THE COMPANY

Mr Hsuan Owyang is the Deputy Chairman and Independent Director of the Company and the Chairman and Independent Director of the Manager. As at 23 November 2006 (the "**Latest Practicable Date**"), Mr Owyang has a direct interest in 120,000 shares in the Company.

Mr Liew Mun Leong is the President and Chief Executive Officer of the CapitaLand Group and the Deputy Chairman and Non-Executive Director of the Manager. As at the Latest Practicable Date, Mr Liew has a deemed interest in 1,458,000 shares in the Company.

Temasek Holdings (Private) Limited ("**Temasek**") is the controlling shareholder of the Company. As at the Latest Practicable Date, Temasek has an aggregate direct and deemed interest in 1,199,110,427 shares in the Company.

Save as disclosed above, none of the directors or the controlling shareholder of the Company have any interest, direct or indirect, in the abovementioned transactions.

By Order of the Board

Low Sai Choy
Company Secretary
29 November 2006

IMPORTANT NOTICE

This Announcement is made in reliance on Section 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). The information in this Announcement is qualified in its entirety by, and is subject to, the information set out in the Prospectus registered by the MAS today. Copies of the Prospectus relating to the Offering may be obtained during business hours, subject to availability, from JPMorgan, UBS and DBS and, where applicable, from members of the Association of Banks in Singapore and merchant banks in Singapore. Anyone wishing to purchase the Units should read the Prospectus before deciding whether to purchase the Units and will need to make an

application in the manner set out in the Prospectus. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

The MAS assumes no responsibility for the contents of the Prospectus. The registration by the MAS of the Prospectus does not imply that the SFA or any other legal or regulatory requirements have been complied with. The MAS has not, in any way, considered the investment merits of CRCT. The distribution of the Prospectus and the offering, subscription, purchase, sale or transfer of the Units in certain jurisdictions may be restricted by law. The Prospectus does not constitute an offer of, or an invitation to subscribe for or purchase, any of the Units in any jurisdiction in which such offer or invitation would be unlawful. The value of the Units and the income derived from them may fall as well as rise. The Units are not obligations or, deposits in, or guaranteed by, the Company, the Vendor, the Manager, the Trustee, the Underwriters, DBS or any of their respective affiliates. An investment in the Units will be subject to investment risks, including without limitation, risks relating to the initial property portfolio of CRCT, risks relating to CRCT's operations and risks relating to investing in real estates, and including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Company, the Vendor, the Manager, the Trustee, the Underwriters, DBS or any of their respective affiliates or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

Neither this Announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. There will be no public offer of the Units in the United States.

This document and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

CapitaLand

News Release

29 November 2006

For Immediate Release

CapitaRetail China Trust Receives Overwhelming Institutional Demand of 196[1] Times Subscription

ATM Offering at S$1.13 per Unit opens tomorrow at 8.00 a.m.

All capitalized terms used and not defined herein shall have the same meanings given to them in the prospectus of CapitaRetail China Trust dated 29 November 2006 (the "Prospectus").

Singapore, 29 November 2006 – CapitaLand Limited ("CapitaLand") is pleased to announce that the final prospectus of CapitaRetail China Trust ("CRCT"), Singapore's first pure-play China retail Real Estate Investment Trust ("REIT"), has been successfully registered with the Monetary Authority of Singapore ("MAS") today. CapitaLand is also extremely pleased to have received indications of interest of approximately 196[1] times subscription for the placement to international and other investors both outside, as well as in, Singapore ("International Placement and "Singapore Placement" respectively), at the offering price of S$1.13 per Unit as at 5.00 p.m. (London Time) on 27 November 2006. In view of the overwhelming demand, the offering price has been fixed at the top end of the offering price range of between S$0.95 and S$1.13 (both inclusive). The subscription rate is also amongst the highest ever registered in Singapore's stock market history.

Based on the offering price of S$1.13, Unitholders can expect a forecast distribution yield of 5.4%[2] for 2007 and a projected distribution yield of 5.8%[2] for 2008. The forecast Distribution Per Unit ("DPU") for 2007 is 6.13 cents and the projected DPU for 2008 is 6.53 cents, representing an increase of 6.5%.

---

[1] Based on 160.3 million Units, excluding the over-allotment option.

[2] Based on the offering price of S$1.13 per Unit, and the forecast and projection, together with the accompanying assumptions, in the Prospectus.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited and Deputy Chairman of CapitaRetail China Trust Management Limited, said "We are extremely delighted by the overwhelming demand received from institutional investors all around the world for CRCT. The record subscription rate is a strong endorsement of investors' confidence in the quality of the assembled portfolio and CapitaLand's extensive experience in China and its strong on-ground delivery capabilities. CRCT clearly distinguishes itself as a unique offering to investors with its secured and proprietary acquisition pipeline. This pipeline of assets could potentially triple the size of the initial portfolio and increase CRCT's presence to more than 24 cities in China. With our proven track record in creating and managing REITs, coupled with our expertise in retail mall management, CapitaLand has established itself as a leader in these fields in Asia. We expect similarly strong take-up from the local investors when the retail tranche opens for subscription tomorrow."

CapitaLand, through its indirect-wholly owned subsidiary Retail Crown (BVI) Limited, is making an offering of 193.3[3] million units in CRCT ("Units"), which comprises the International Placement and the Singapore Placement, as well as an offering to the public in Singapore ("Singapore Public Offer"). Assuming the over-allotment option is fully exercised, the offering will be increased by 28.8 million Units to 222.1 million Units. Based on the over-allotment option, the offering will comprise the International Placement and the Singapore Placement of 189.1 million Units (approximately 85% of the offering) and the Singapore Public Offer of 33 million Units (approximately 15% of the offering), out of which 11 million Units (approximately 5% of the offering) are offered under the reserved tranche[4]. The remaining 22 million Units (approximately 10% of the offering) under the Singapore Public Offer will be offered to retail investors.

The book-building exercise by the joint underwriters of the International Placement and the Singapore Placement, J.P. Morgan (S.E.A.) Limited ("JPMorgan") and UBS AG, acting through its business group, UBS Investment Bank ("UBS"), together with the joint underwriter of the International Placement, China International Capital Corporation Limited ("CICC"), had commenced following the lodgment of CRCT's preliminary prospectus on 8 November 2006. The total book of demand comprised 353 quality institutional investors from Europe, Australia, Asia and investors with off-shore United States of America funds. DBS Bank Ltd ("DBS") is the coordinator for the Singapore Public Offer and the sub-underwriter.

[3] Subject to an over-allotment option of up to 28,800,000 Units

[4] Reserved for purchase by the directors, management, employees and business associates of CapitaLand and its subsidiaries.

Singapore Public Offer

The Singapore Public Offer will open on 30 November 2006 at 8.00 a.m. and close on 6 December 2006 at 12 noon. Allocation of Units for the Singapore Public Offer will be carried out via ballot, if necessary. Applications can be made via the Automated Teller Machines ("ATMs") of DBS (including POSB), OCBC Bank and UOB Group, internet banking websites of DBS and UOB Bank, or printed application forms which form part of the Prospectus.

Under the Singapore Public Offer, 18.0 million Units will be made available to retail investors in Singapore. The size of the Singapore Public Offer may be increased by up to an additional 4.0 million Units, if strong demand is received from retail investors. CRCT is expected to be listed on Singapore Securities Exchange Trading Limited ("SGX-ST") on 8 December 2006 at 9.00 a.m.[5]

Singapore Public Offer Timetable	
Date / Time	**Event**
30 November 2006, 8.00 a.m.	Open for application
6 December 2006, 12.00 noon	Close for application
8 December 2006, 9.00 a.m.	Commence trading on a "ready" basis[5]

Financial Impact

The financial impact of the Offering on CapitaLand's earnings per share and net tangible assets per share for the financial year ending 31 December 2006 is not expected to be significant.

Key Investment Highlights

(1) Forecast Year 2007 distribution yield of 5.4%[1] and Projection Year 2008 distribution yield of 5.8%[1]

(2) Exposure to China's rapidly growing retail market

(3) Quality and diversified portfolio with asset enhancement opportunities[6]

(4) Strong acquisition growth potential supported by secured and proprietary pipeline

(5) Access to CapitaLand's unique integrated retail and capital management platform

(6) Capitalise on CapitaLand's extensive knowledge of the China retail mall sector and the properties under management

(7) Stable and growing distributions which are tax-exempt[7] in Singapore

---

[5] Subject to the SGX-ST being satisfied that all conditions necessary for the commencement of trading in the Units on a "ready basis" have been fulfilled

[6] Subject to obtaining the approvals from the relevant authorities.

[7] Distributions to Unitholders who hold Units as investment assets are exempt from Singapore income tax.

Enquiries and Prospectus

Copies of the Prospectus will be made available and obtained upon request from any DBS / POSB branch, JPMorgan and UBS until 6 December 2006, subject to availability. For enquiries, please call DBS Hotline at 1800-111-1111.

About CapitaRetail China Trust

CapitaRetail China Trust ("CRCT") is a Singapore-based REIT established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China[8].

CRCT's initial portfolio of seven retail malls is strategically located within large population catchment areas in five cities across China. The quality geographically diversified portfolio, valued at approximately S$690 million[9] as at 30 September 2006, is anchored by major international and domestic retailers, such as Wal-Mart, Carrefour and the Beijing Hualian Group. Other tenants include Sport 100 and B&Q. The malls are positioned as one-stop family-oriented shopping, dining and entertainment destinations in their localities. The seven malls are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote and Xinwu Mall in Wuhu.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

---

[8] CRCT may also invest in Hong Kong and Macau as set out in the Prospectus.

[9] By CB Richard Ellis (Pte) Ltd, the independent valuer appointed by CapitaRetail China Trust Management Limited (the "Manager").

IMPORTANT NOTICE

This news release is for information purposes and is qualified in its entirety by, and should be understood in conjunction with, the full text of the Prospectus. This news release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. All forecasts and projections are based on the offering price of S$1.13 per Unit and on the Manager's assumptions as set out in the Prospectus. Such yields will vary accordingly for investors who purchased Units in the secondary market at a market price higher or lower than the offering price of S$1.13 per Unit.

Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CRCT. The forecast financial performance of CRCT is not guaranteed. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager, on future events. A potential investor should read the Prospectus, a copy of which may be obtained, subject to availability, from JPMorgan, UBS as well as branches of DBS (including POSB) and where applicable, from certain members of the Association of Banks in Singapore and merchant banks in Singapore, for details of the forecasts and projections and to consider the assumptions used and make their own assessment of the future performance of CRCT before deciding whether to subscribe for or purchase the Units. Anyone wishing to subscribe for or purchase the Units will need to make an application in the manner set out in the Prospectus.

The value of the Units and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by Retail Crown (BVI) Limited or the Manager. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This news release should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the

Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

Neither this news release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This news release, and any part of it, is not to be distributed, circulated or publised outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Issued by CapitaLand Limited
(Company Registration No. *198900036N*)

Media Contact
Basskaran Nair
Communications
DID : (65) 6823 3554
Email : basskaran.nair@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Nov-2006 13:22:50
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Ascott expands in the Gulf Region, adds Bahrain and Qatar to its global footprint"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.Bahrain.and.Qatar.29Nov06.pdf Total size = **197K** (2048K size limit recommended)

Close Window

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT EXPANDS IN THE GULF REGION, ADDS BAHRAIN AND QATAR TO ITS GLOBAL FOOTPRINT

PM Lee Hsien Loong witnesses Ascott's signing ceremony to manage two of at least 15 serviced residences in the Middle East & North Africa by 2010

Singapore, 29 November 2006 – The Ascott Group (Ascott) will sign management contracts with MENA Serviced Residence Holding BSC (C) today for two serviced residences - the 118-unit Somerset Juffair, Manama City in Bahrain and the 200-unit Somerset Corniche, Doha in Qatar. Ascott will manage the two properties for 10 years with an option to renew the contracts for another 10 years.

The contracts are part of Ascott's master development agreement with Addax Investment Bank (Addax) signed in April this year to launch at least 15 serviced residences across the Middle East and North Africa by 2010. MENA Serviced Residence Holding BSC (C), to be renamed Nuzul Holding BSC (C), is the holding company set up by Addax in June this year to source for, acquire and develop the serviced residences.

Under the master development agreement, Addax will set up and manage a US$1 billion investment fund to finance the acquisition and development of the serviced residences. Ascott will manage the serviced residences, provide technical consultation on the development, design and renovation as well as create marketing and branding programmes for the properties.

The signing ceremony will be held today in conjunction with International Enterprise Singapore's (IE Singapore) office opening in Doha. IE Singapore is an agency under the Ministry of Trade and Industry spearheading Singapore's efforts to develop its external economic wing.

Prime Minister Mr Lee Hsien Loong will officiate at both events. Ascott's signing ceremony and IE Singapore's office opening are part of a business mission to Saudi Arabia and Qatar organised by IE Singapore in which Ascott is one of the 17 participating companies from Singapore.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "The Gulf region is an important growth market for Ascott. Ascott has been looking at the region for several years and we have strong confidence in the market. The Singapore government's drive to promote greater cooperation between our countries is a strong signal that it is timely for Singapore companies to enter the region. Ascott's strategy is to gain a foothold in the key gateway cities in the Gulf Cooperation Council (GCC)."

Mr Ali Al Obaidli, Chairman of Nuzul Holding BSC (C) said: "Hotels in the GCC region enjoy high occupancy due to a shortage of quality accommodation. With the upcoming Asian Games in Doha, there is a surge in demand for lodging. In addition, given the region's strong economic, foreign investment and tourism growth, we expect an increasing demand for serviced residences from expatriates, inter-state travellers and international travellers to the Gulf region."

The GCC comprises Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the UAE. Bahrain is the financial and oil refinery hub of the region, while Qatar is expected to remain one of the region's top economic performers over the next two to three years.

Somerset Juffair, Manama City and Somerset Corniche, Doha are targeted to be opened in the first half of 2007.

Somerset Juffair, Manama City
The 118-unit serviced residence offers a scenic view of Manama City, the capital of Bahrain. It is located near the coast in Juffair, overlooking the bay of Al Muharraq Island. Juffair is an exclusive residential area, home to many young expatriates, and has some of the finest dining locations in the country. Somerset Juffair will offer one, two and three-bedroom units. Facilities include a swimming pool and a gymnasium.

Somerset Corniche, Doha
The 200-unit Somerset Corniche, Doha is located in West Bay, the new district in Doha and the new commercial centre of Qatar. The property is located in a diplomatic area. It overlooks the coast and offers a scenic view of the Arabian Gulf. The property is a short walk to the City Center Mall, one of the largest shopping complexes in the Gulf region. The property will have two and three-bedroom units. There is also a gymnasium for residents' use.

Ascott opened its first property in the Gulf region, Somerset Jadaf, Dubai in July this year and the property is operating at 90% occupancy. With the two serviced residences in Bahrain and Qatar, Ascott will have a global portfolio of 17,393 serviced residence units in 45 cities in 20 countries.

About Addax Investment Bank

Addax Investment Bank has an authorised capital of US$100 million and is regulated by the Bahrain Monetary Agency (BMA). The Bank was formed in 2003 and has been involved in a number of high profile deals in the region.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 17,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 45 cities in 20 countries including London, Paris, Brussels, Berlin and Barcelona in Europe;

Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed real estate companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 80 cities in nearly 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Nov-2006 13:30:31
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides - "CapitaRetail China Trust (CRCT) - Initial Public Offering" to be presented at the briefing to the media/analysts on 29 November 2006 at 2.30pm at STI Auditorium, Capital Tower.
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CRCTslides.29Nov2006.pdf Total size = **1395K** (2048K size limit recommended)

Close Window

CapitaRetail
China Trust

CapitaRetail China Trust (CRCT)

Initial Public Offering



29 November 2006

Disclaimer

This presentation is for information purposes and is qualified in its entirety by, and should be understood in conjunction with, the full text of the prospectus in relation to the initial public offering of the units in CapitaRetail China Trust ("**CRCT**", and the units in CRCT, "**Units**") by Retail Crown (BVI) Limited (the "**Prospectus**"). Words and expressions not defined in this presentation shall have the same meaning as defined in the Prospectus unless the context otherwise requires.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions.

Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CRCT. The forecast financial performance of CRCT is not guaranteed. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the manager of CRCT, being CapitaRetail China Trust Management Limited (the "Manager"), on future events. A potential investor should read the Prospectus, a copy of which may be obtained, subject to availability, from J.P. Morgan (S.E.A.) Limited, UBS AG, acting through its business group, UBS Investment Bank as well as branches of DBS Bank Ltd (including POSB) and where applicable, from certain members of the Association of Banks in Singapore and merchant banks in Singapore, for details of the forecasts and projections and to consider the assumptions used and make their own assessment of the future performance of CRCT before deciding whether to subscribe for or purchase the Units. Anyone wishing to subscribe for or purchase the Units will need to make an application in the manner set out in the Prospectus.

The value of the Units and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by Retail Crown (BVI) Limited or the Manager. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

CapitaRetail China Trust

Offering Summary



CapitaRetail China Trust

CapitaRetail China Trust Offering Summary

Type of Offering	□ Retail Crown (BVI) Limited (the "Vendor"), an indirect wholly-owned subsidiary of CapitaLand Limited (the "Sponsor" or "CapitaLand"), is making an offering of 40.7%[1] of the Units in CRCT
Offering Price and Size	□ S$1.13 per Unit □ Offering size (before exercising Over Allotment Option): 193.3 million units (S$218.4 million) □ Offering size (after exercising Over Allotment Option in full): 222.1 million units (S$251.0 million)
Ownership	□ Post-IPO ownership: The Sponsor (20.0%[2]), CapitaMall Trust (20.0%), PGGM (10.0%), Great Eastern (3.3%)
Implied Forecast Year 2007 and Projection Year 2008 Distribution Yield Range[3]	□ Forecast Year 2007: 5.42% □ Projection Year 2008: 5.78%
Singapore Underwriters	□ J.P. Morgan (S.E.A.) Limited □ UBS Investment Bank[4]
Coordinator for the Singapore Public Offer and Sub-Underwriter	□ DBS Bank Ltd

[1] *Subject to an over allotment option of up to 28,800,000 Units*
[2] *Assumes exercise of the over allotment option of 28,800,000 Units in full*
[3] *Based on an offering price of S$1.13 per unit, and the forecast and projection assumption, together with the accompanying assumptions, in the prospectus. Such yields will vary accordingly for investors who purchase units in the secondary market at a market price higher or lower than the offering price*
[4] *UBS AG, acting through its business group, UBS Investment Bank*

82 - 4507

CapitaRetail China Trust

The Placement

Singapore and International Placements (the "Placement") have been priced at the top end of S$0.95–S$1.13 per Unit Offering Price range[1]

Offering
222.1 million Units[2]

S$1.13

Placement Tranche 196 times[4] subscribed

Base Placement
164.3 million Units[3]

+

Over-Allotment
28.8 million Units

Total Placement Tranche
193.1 million Units[3]

+

Singapore Public Offer
29.0 million Units[3]

[1] Please refer to the preliminary prospectus of CRCT dated 8th November 2006
[2] Includes an over-allotment option of up to 28,800,000 Units
[3] Subject to an increase of up to an additional 4.0 million Units under the Singapore Public Offer with a corresponding decrease in the number of Units under the Placement; includes 11.0 million Reserved Units
[4] Based on 160.3 million Units, excluding the over-allotment option.

CapitaRetail China Trust

Singapore Public Offer

Singapore Public Offer
29.0 million Units[1]

Reserved Units **11.0 million** + **Retail Tranche** **18.0 million**

An additional 4.0 million Units will be made available for Retail Tranche if there is a strong demand

4.0 million

Upsize

Retail Tranche **22.0 million**

- **Singapore Public Offer comprises:**
  - 11.0 million Reserved Units for purchase by the directors, management, employees and business associates of CapitaLand and its subsidiaries
  - 18.0 million available through ATM, internet banking websites and printed forms[2]

[1] *Subject to an increase of an additional 4.0 million Units under the Singapore Public Offer with a corresponding decrease in the number of Units under the Placement; includes 11.0 million Reserved Units*

[2] *Applications can also be made via DBS/POSB, UOB and OCBC ATMs, DBS and UOB internet banking websites and printed application forms which form part of the prospectus*

CapitaRetail China Trust

Summary Timetable

Registration of Prospectus	**Wednesday, 29 November**
Opening of Singapore Public Offer	**Thursday, 30 November, 8:00 a.m.** Applications via DBS/ POSB, OCBC and UOB Group ATMs, DBS and UOB internet banking websites, printed forms
Closing of Singapore Public Offer	**Wednesday, 6 December, 12:00 p.m.**
Commence Trading[1]	**Friday, 8 December, 9:00 a.m.**

[1] *Subject to Singapore Exchange Securities Trading Limited (the "**SGX-ST**") being satisfied that all conditions necessary for the commencement of trading in the Units on a "ready" basis have been fulfilled*

CapitaRetail China Trust

82 - 4507

Key Investment Highlights



CapitaRetail China Trust

82 - 4507

Key Investment Highlights


First pure-play China retail REIT in Singapore
Stable and growing distributions
Organic growth supported by asset enhancement potential
Strong acquisition growth pipeline
Management team with extensive China expertise
CapitaRetail China Trust

The First Pure-Play China Retail REIT...

Geographically diversified portfolio in 5 cities across China
7 Quality retail malls located in large population catchment areas


Jinyu Mall, Huhehaote
Anzhen Mall, Beijing
Jiulong Mall, Beijing
Wangjing Mall, Beijing
Huhehaote
Beijing
Zhengzhou
Shanghai
Wuhu
Zhengzhou Mall, Zhengzhou
Qibao Mall, Shanghai
Xinwu Mall, Wuhu

Portfolio

- 7 retail malls
- Total GFA: 453,506 sq m
- Total population catchment: 3,209,000[1]

[1] *Comprises the resident population of the primary and secondary trade areas of the Properties (See Appendix D, "Independent Overview Report on the China Retail Property Market".) in the Prospectus*

CapitaRetail China Trust

...With a Portfolio Assembled from Multiple Sources

Access to CapitaLand's unique retail and capital management platform with track record of sourcing, executing and integrating real estate acquisitions across China

Greenfield developments



Wangjing Mall



Xinwu Mall

Third party acquisition



Jiulong Mall

Strategic partnerships with retail operators



Anzhen Mall



Zhengzhou Mall



Jinyu Mall

Master-Lease from Landowner



Qibao Mall

82 - 4507

CapitaRetail China Trust

82 - 4507

Anchored By Well-Established Brand Names...

Our anchor tenants include...


欢迎光临北京华联
WELCOME TO BEIJING HUALIAN


WAL·MART
SUPERCENTER



Sixth largest retailer in China[1]	World's largest retailer[1]	World's second largest retailer[2]
北京華聯集團 BEIJING HUALIAN GROUP	WAL★MART	Carrefour

[1] Based on annual sales in 2005

[2] Based on annual sales for the financial year ended 31 January 2006

CapitaRetail China Trust

...And An Extensive Retailers' Network

Prominent international brands at the malls include...

Etam
KFC
ESPRIT
adidas
swatch
www.swatch.com
BreadTalk
KOOKAI
PARIS
red earth
osim
Pizza Hut
Watsons
GUESS

Prominent local brands at the malls include...

EMINU
永和大王
China unicom
MaBelle
洋果牌
HOT DOG KING
Kookai

CapitaRetail
China Trust

Distribution Yield Comparison



CRCT
Retail S-REITs
At Offering Price of S$1.13 per Unit
5.4%1
5.8%1
2.4%
2.8%
3.0%
3.0%
3.1%2
4.5%
4.9%
1.5%
1.9%
3.0%
3.0%
2007F
2008P
CMT2
Retail S-REITs2
Singapore 10-yr government bond
Yield spread over Singapore 10-yr government bond3
China 10-yr government bond3

CRCT's distribution is not subject to Singapore Income Tax[4]

[1] Based on the Offering Price of S$1.13 per Unit, and the forecasts and projections, together with the accompanying assumptions, in the Prospectus. Such yield will vary accordingly for investors who purchase units in the secondary market at a price higher or lower than the Offering Price

[2] The 2007E distribution yields are as at 27th November 2006 based on IBES estimates; the S-REITs index distribution yield represents the market capitalisation weighted average distribution yields of CapitaMall Trust, Macquarie MEAG Prime REIT, Frasers Centrepoint Trust, and Fortune REIT as at 27th November 2006

[3] Bond yields based on Bloomberg as at 27th November 2006. For information purposes only. Government bonds and REIT units are not comparable investments

[4] This applies to Unitholders who hold Units as investment assets

CapitaRetail China Trust

82 - 4507

Summary Profit Forecast and Projection

Gross Rent committed[1] (S$ million)


S$77.0
89.1% committed[1]
S$81.7
83.3% committed[1]
Forecast Year 2007
Projection Year 2008

Net Property Income[2] (S$ million)

Average occupancy rate[1]	
95.4%	*100.0%*


S$50.7
8.2%
S$54.9
Forecast Year 2007
Projection Year 2008

Forecast and Projected DPU[3] (S$ cent)


6.13
6.5%
6.53
Forecast Year 2007
Projection Year 2008

Total return of 11.9%[4]

- Potential upside excluded from the base case
  - Turnover rent
  - Asset enhancement initiatives
  - Acquisitions

[1] *Based on Committed Leases as at 31 Aug 2006*
[2] *Includes Gross Rent, carpark income and other income*
[3] *Assuming distribution of 100.0% of Distributable Income*
[4] *Refers to the sum of the Forecast 2007 distribution yield of 5.42% and the DPU growth rate of 6.5% between Forecast 2007 and Projected 2008*

CapitaRetail China Trust

Three-Pronged Growth Strategy To Further Drive Total Returns

1. Organic Growth

2. Asset Enhancements

3. Strong Acquisition Pipeline

82 - 4507

CapitaRetail China Trust

1 Potential Upside From Organic Rental Growth

- Annual base rent step-up for most leases
- Favourable lease structure provides for turnover rental upside
  - — Three of the properties have POS (point-of-sales) system installed to capture more accurately the sales receipts

High percentage of committed leases[1] with turnover rent provisions

By total GRA


63.2%

By number of leases


88.9%

■ % of Committed Leases with Turnover Rents[1]

[1] *As at 31 August 2006*

Exposure to China's Macroeconomic Fundamentals . . .

Increasing Urban Household Income



RMB p.a. per household
50,000
40,000
30,000
20,000
10,000
0
Year[2]
'95A '97A '99A '01A '03A '05A '07F '09F '11F '13F

Population Growth[1] And Growing Urbanisation



Urbanisation 39.1% 40.5% 41.8% 43.1% 44.4% 45.8% 46.8% 48.1% 49.4% 50.7%
Population in mm
1,285 1,292 1,300 1,307 1,315 1,323 1,331 1,337 1,343 1,348
Year[2]
'02A '03A '04A '05F '06F '07F '08F '09F '10F '11F

Retail sales[3] to grow at 10.0% p.a. (2005 – 2011)



CAGR: 10.0%
4.2 4.7 5.2 5.7 6.3 6.8 7.4
Year[2]
'05A '06F '07F '08F '09F '10F '11F
RMB trillions[4]

Source: UrbisJHD, October 2006
[1] Forecast population growth assumes population growth at 20 million per annum
[2] A = Actual, F = Forecast
[3] Excludes national wholesale trades, as well as motor related sales, transport costs and utilities
[4] Nominal RMB

CapitaRetail China Trust

82 - 4507

① . . . and to China's Rapidly Growing Retail Market

Nominal Retail sales growth continues to outpace nominal GDP growth (1996 – 2011)


GDP growth
Retail sales growth
9.7%
12.5%
8.6%
10.0%
'96-'05
'96-'05
'06F-'11 Forecast
'06F-'11 Forecast

Rental growth outlook

- Average gross market rental growth rates in Beijing and Shanghai were 6% and 11% p.a. respectively over the past 5-6 years
- China's retail rental rates expected to grow at between 5% to 8% p.a. over the next 5 years

82 - 4507

CapitaRetail China Trust

Source: UrbisJHD, October 2006

82 - 4507

② Potential Upside From Asset Enhancement

Mall		Asset Enhancement Initiatives[1]	Objectives
Jiulong Mall	 	■ Conversion of rooftop carpark to retail space ■ New annex block with retail and carpark	■ Create additional ~11,000 sq m of GFA (~ 22% of total GFA)
Zhengzhou Mall	 	■ Conversion of open-air carpark to new annex block with retail and carpark linked to main building ■ Linkways integrated with shops	■ Create additional ~12,000 sq m of GFA (~ 13% of total GFA)
Jinyu Mall	 	■ 3-year recovery of GRA from master lessee and re-leasing to specialty tenants	■ Increased rent on recovered space ~32,000 sq m GFA (> 70% of GFA)

[1] Subject to receipt of approvals from relevant authorities

CapitaRetail China Trust

② Jiulong Mall – Asset Enhancement Initiatives

Total Projected Additional GFA : ~ 11,000 sq m



Proposed new 4 storey Annex
NEW GFA



1. Convert the building's roof level into retail space
2. Convert part of the adjacent open-air car park into a four-storey annex block with retail and car park spaces

Note: Asset enhancement initiatives subject to receipt of approvals from relevant authorities

CapitaRetail China Trust

82 - 4507

③ Well-Defined Acquisition Growth Pipeline

CRCT enjoys a proprietary and secured pipeline of assets

CapitaRetail China Development Fund (US$600million of committed equity raised)

- Develops **greenfield** retail malls
- **19 retail malls** across China – **GFA > 900,000 sq m**, at a total cost of **US$900 million (~S$1.4 billion)**
- Potential investments in **14 Wal-Mart** anchored retail malls: **GFA > 600,000 sq m**)
- **70%** of future **Wal-Mart** developments by **SZITIC** by 2010
- **Beijing Hualian Group** alliance
- May invest in properties with, or from **Third party entities**

CapitaLand Retail Limited

- **Completed** retail properties in China identified and targeted for acquisition

CapitaRetail China Incubator Fund (US$425million of committed equity raised)

- Incubates **completed** malls
- **Xihuan Plaza** Retail Mall (Beijing) acquired at ~US$162.4 million (~S$260.0 million)
- **Beijing Hualian Group** alliance
- May invest in properties with, or from **Third party entities**

Rights of First Refusal

CapitaRetail China Trust

82 - 4507

CapitaRetail China Trust

③ Acquisition Pipeline Potentially Triples the Size of CRCT's Initial Portfolio

With more than 20 assets in the current pipeline, CRCT's footprint could expand to more than 24 cities in China



Heilongjiang
Jilin
Anzhen Mall
Jiulong Mall
Wangjing Mall
Xihuan Plaza Mall
Liaoning
Jinyu Mall
Inner Mongolia
Beijing
Tianjin
Zibo
Weifang
Hebei
Xinjiang
Gansu
Zhengzhou Mall
Qinghai
Ningxia
Shanxi
Shandong
2 cities in Jiangsu
Jiangsu
Shaanxi
Henan
Shanghai
Qibao Mall
Mianyang
Chengdu
Xizang (Tibet)
Sichuan
Changsha
Anhui
Xinwu Mall
Hubei
Chongqing
1 other city in Sichuan
Zhejiang
Nanchang
Chongqing
Guizhou
Hunan
Jiangxi
Fujian
1 other city in Fujian
Huiyang
Foshan
Zhangzhou
Yunnan
Guangxi
Guangdong
Nanhai
Zhanjiang
Maoming
Dongguan
Shenzhen
Hainan

★ **Initial CRCT Properties**

○ 19 projects secured for investment by the Development Fund

○ Secured for investment by the Incubator Fund

CapitaRetail China Trust

82 - 4507

The Platform To Execute The Strategy

1. Management team with demonstrated capabilities in managing, enhancing and acquiring retail malls in China

2. Sponsorship from CapitaLand Limited, a well-established real estate player in Asia

3. Access to Sponsor's unique integrated retail and capital management platform

82 - 4507

CapitaRetail China Trust

82 - 4507

① Manager Comprises Individuals with Broad Range of Property Experience

Board of Directors

Hsuan Owyang	*Chairman and Independent Director*
Liew Mun Leong	*Deputy Chairman and Non-Executive Director*
Victor Liew Cheng San	*Chairman of Audit Committee and Independent Director*
Chew Gek Khim (Ms)	*Independent Director*
Dilhan Pillay Sandrasegara	*Independent Director*
Kee Teck Koon	*Non-Executive Director*
Olivier Lim Tse Ghow	*Non-Executive Director*
Pua Seck Guan	*Non-Executive Director*
Lim Beng Chee	*Executive Director*

Audit committee comprises independent directors

Lim Beng Chee
Chief Executive Officer

Finance Manager

Thai Kum Foon (Ms)

Investment and Asset Managers

Tan Tze Wooi
Wong Choon Wah
Yap May Li (Ms)
Michael Chen Rui Wei
Ng Sor Hoon (Ms)
Sam Shiyong Fan
Wang Wei (William)

Investor Relations Manager

Shirlene Sim (Ms)

CapitaRetail China Trust

82 - 4507

① Property Managers With China Knowledge

Over 680[1] predominantly local staff in various cities



CapitaLand SZITIC
(CapitaLand 51%)
CapitaLand Hualian
(CapitaLand 50%)
CapitaRetail Shanghai
(CapitaLand 100%)
Jasmine Chua (Ms)
Goh Soon Yong
HQ Group Services
96 personnel[1]
Centre Management
553 personnel[1]
Key functions
Group HR
Group Leasing
Group Infocomm
Group Marcom
Group Tenancy Design
Group Operations
Key functions
Centre Managers
Centre Management Team

[1] As at 31 August 2006

CapitaRetail China Trust

82 - 4507

② Sponsorship From CapitaLand Limited

– Established 3 Pioneering S-REITs With Total Market Capitalisation Of Approx. S$5.6bn[1]

- One of the largest listed property players in Asia with extensive track record
- Global presence of the CapitaLand Group
- Significant presence as a foreign real estate developers in China
- Extensive and proven track record in real estate investment and fund management

CapitaLand

CapitaMall Trust	CapitaCommercial Trust	Ascott Residence Trust
Market capitalisation[1]:		
S$3.3 billion	S$1.8 billion	S$0.5 billion

[1] *Market capitalisation as of 31 August, 2006*

CapitaRetail China Trust

③ Unique Integrated Retail And Capital Management Platform

Retail Management | **Capital Management**

Property Management → Retail Management & Leasing → Strategic Marketing → Design & Development Management → Asset Management → Strategic Planning & Investment → Fund Management

- Pan-Asian retail mall management platform with portfolio of over 50 malls[1]
- Strategic partnerships with local partners and leading retailers
- 1,025[2] retail staff strength, including predominantly local management team of 680[2] in China with acquisitions track record

[1] Source: CapitaLand website (http://www.capitaland.com)
[2] As at 31 August 2006

③ Marketing and Promotional Initiatives to Increase Visibility and Drive Shopper Traffic


签售会

CapitaRetail China Trust

③ Professional Design Team To Create Attractive Shopping Ambience






BOBDOG


VEROMODA

82 - 4507

CapitaRetail China Trust

82 - 4507

Financial Highlights



CapitaRetail China Trust

Structure Of CRCT

China Project Companies Holding Assets



Singapore
Barbados
China
Unitholders
Holding of Units
Distributions
Management services
Management fees
The Manager (CapitaRetail China Trust Management Limited)
CapitaRetail China Trust
Trustee fees
Acts on behalf of Unitholders
The Trustee HSBC Institutional Trust Services (Singapore) Limited
Ownership and shareholder's loan
Dividends, interest income and principal repayments of shareholder's loans
Barbados Companies
100% ownership¹ and shareholder's loans
Dividends, interest income and principal repayments of shareholder's loans
Project Companies (SPVs)
Ownership¹
Net property income
The Property Managers
Property management services
Property management fees
Properties

[1] *Represents 100% ownership of Project companies with the exception of the Project Company holding Xinwu Mall which is 51% owned*

82 - 4507

CapitaRetail China Trust

Profit Forecast And Profit Projection

Forecast and Projected Consolidated Statements of Return	Forecast Year 2007[1] S$'000	Projected Year 2008[2] S$'000
Total Gross Revenue	77,599	83,063
Less total property operating expenses	(26,880)	(28,176)
Net property income	**50,719**	**54,887**
Total Administrative expenses	(5,474)	(5,678)
Interest expenses	(10,707)	(11,382)
Net profit	**34,538**	**37,827**
Income Tax	(6,319)	(7,119)
Total return for the year after tax	**28,219**	**30,708**
Distributable income to unitholders[3]	**29,271**	**31,329**
Distribution per unit for period (in cents)[3,4,5]	**6.13 ¢**	**6.53 ¢**

1 1 January 2007 to 31 December 2007
2 1 January 2008 to 31 December 2008
3 Assuming distribution of 100.0% of Distributable Income
4 The increase in the number of Units in issue is a result of the assumed payment of the Manager's Performance Fees for the relevant period in the form of Units issued at an assumed issue price per Unit of S$1.13 (see "Assumptions — Trust Level Assumptions — (VI) Manager's Management Fees") in the Prospectus
5 It has been assumed that:
(i) the legal title to Wangjing Mall has been issued in the name of CapitaRetail Wangjing. (See "Risk Factors — CRCT may exercise its right under a put option and sell CRCI Barbados to CRTL");
(ii) the strata titles in respect of the basement, first, second and third levels of Jiulong Mall have been transferred to CapitaRetail Jiulong. (See "Risk Factors — CRCT may exercise its right under a put option and sell CapitaRetail Jiulong to CRTL"); and
(iii) the payment of the rental for Zhengzhou Mall commences on 1 December 2006, as agreed with the Beijing Hualian Group.

CapitaRetail China Trust

Unaudited Pro Forma Consolidated Balance Sheet As At Listing Date

Unaudited Pro forma Consolidated Balance Sheet as at Listing Date[1]	S$'000
Non Current Assets[2,3]	694,297
Current Assets	30,336
Total Assets	**724,633**
Non Current Liabilities[4]	214,879
Current Liabilities	33,873
***Less* Total Liabilities**	**248,752**
Net Assets attributable to Unitholders	**464,714**
Units In Issue ('000 units)	**475,631**

Net Asset Value per unit ('000) ***(Based on CBRE's Valuation of S$688,945,035)***[1]	**S$0.98**
Net Asset Value per unit ('000) ***(Based on Knight Frank's Valuation of S$757,021,029)***[1]	**S$1.13**

Implied premium to NAV

Offering Price	**S$1.13**
CB Richard Ellis: S$0.98	15.3%
Knight Frank: S$1.13	0.0%

[1] *As at 30 September 2006*

[2] *It has been assumed that:*

(i) the legal title to Wangjing Mall has been issued in the name of CapitaRetail Wangjing. (See "Risk Factors — CRCT may exercise its right under a put option and sell CRCI Barbados to CRTL") in the Prospectus;

(ii) the strata titles in respect of the basement, first, second and third levels of Jiulong Mall have been transferred to CapitaRetail Jiulong. (See "Risk Factors — CRCT may exercise its right under a put option and sell CapitaRetail Jiulong to CRTL") in the Prospectus; and

(iii) the payment of the rental for Zhengzhou Mall commences on 1 December 2006, as agreed with the Beijing Hualian Group.

[3] *Based on a valuation of RMB3,451,000,000 (S$688,945,035) by CBRE, the Independent Valuer appointed by the Manager.*

[4] *Comprises principal amount of borrowings of S$213,489,507 after deducting transaction costs of S$840,404*

CapitaRetail China Trust

Optimal Capital Structure and Finance Strategy

Debt Financing Strategy

Current

- Aggregate leverage of 30.0%[1]
  - Anzhen's Chinese Term Loan Facility of RMB350.0million
  - Two-year Trust Term Loan Facility of US$105.0 million[1]
- Interest rate assumptions in Profit Forecast and Projection:
  - Anzhen Term Loan – 6.00% p.a.
  - Trust Term Loan – 4.50% p.a.
  - Weighted average interest rate – 4.99% p.a.[2]

Long Term

- Manager intends to put in place a China or offshore CMBS before maturity of Trust Term Loan

Hedging Strategy

- 2-year non-deliverable RMB cross-currency interest rate swap (USD to RMB) to match the currency of asset with liability cash flow and hedge interest rate exposure
- Equity portion not hedged given market expectation of RMB appreciation against S$ and US$

[1] The Trust Term Loan Facility is assumed to be partially drawn down up to US$90.0 million as at the Listing Date
[2] Inclusive of all margins, amortisation of debt arrangement fee, charges and upfront fees to be incurred in relation to the Facilities

CRCT Manager's and Property Managers' Fees are Performance Based

Fees Payable To The Manager Is Designed To Align Their Interests With Those Of Unitholders[1]

Base Fee

- 0.25% per annum of the value of the Deposited Property

Performance fee

- 4% per annum of the Net Property Income

Acquisition fee

- 1% or up to 1.5%[2] of the purchase price of any Authorized Investment acquired

Property Managers' fees

- 2% per annum of the Gross Revenue
- 2% per annum of the Net Property Income
- 0.5% per annum of the Net Property Income in lieu of leasing commissions[3]

[1] *The Manager may elect to receive the fees in cash or Units or a combination of both at its sole discretion*
[2] *Up to 1.5% if the purchase price is less than S$200.0 million and 1.0% if the price is S$200.0 million or more, and 1.0% for acquisition of properties in Development and Incubator Funds*
[3] *Leasing commissions otherwise payable to the Property Managers and/or third party agents*

82 - 4507

CapitaRetail China Trust

Conclusion


First pure-play China retail REIT in Singapore
Stable and growing distributions
Organic growth supported by asset enhancement potential
Strong acquisition growth pipeline
Management team with extensive China expertise
CapitaRetail China Trust

82 - 4507

CapitaRetail China Trust

Thank You

For enquiries contact:
Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com.sg

82 - 4507

CapitaLand

For Immediate Release
29 November 2006

NEWS RELEASE

CapitaLand acquires 1st commercial site in Chengdu City, Sichuan Province

Plans to build Raffles City Chengdu on the site

Singapore, 29 November 2006 – CapitaLand China, through a special purpose vehicle, Calderdale Pte. Ltd., has secured a prime commercial site in Chengdu City, Sichuan Province, in a government land tender for RMB 869.67 million (S$173.94 million). The prominent site, which formerly housed the Sichuan Museum, is located in the heart of Chengdu's bustling city centre. It is in an established commercial area with quality offices, high-end residences, trendy high-tech retail shops, and dining and entertainment hubs for both the local and international communities.

The site is situated just at the edge of the First Ring Road and enjoys a 150- to 200-metre direct frontage to the pedestrian way along the city's Renmin Nan Road. It is across the road to a future subway interchange which will be serviced by the Metro Line 1. CapitaLand plans to build a Raffles City complex on the site, comprising a 78,000-square-metre Grade A office tower, an 83,000-square-metre retail mall, an 880-room five-star hotel or serviced residence, and three basement levels of retail and carpark spaces. An underpass will connect one of the basement levels of the development directly to the subway train system.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "The site is ideal for an integrated development with a 'Raffles City' brand, given its strategic location in a commercially mature environment and convenient linkway to a subway interchange. The proposed Chengdu development will be the latest addition to CapitaLand's series of distinguished buildings across key gateway cities in Asia, bearing the 'Raffles City' brand. Today, both Raffles City Singapore and Raffles City Shanghai are well-known

Site area	:	32,571.78 square metres
Maximum plot ratio	:	6.0
Maximum potential GFA	:	195,431 square metres
Estimated basement area	:	71,820 square metres
Tenure	:	40 years (commercial)
Height Restriction	:	93 metres


1st Ring Road
Subject Site
Embassy Road
2nd Ring Road
Western Tower, American Consulate
Renmin Nan Road/ Tianfu Avenue
Expatriate/ High-end Residential Enclave
To Airport
Future Chengdu Government Office Region
New Expo Centre

About Chengdu City

Chengdu is the capital of Sichuan Province, the third most populous Chinese province and the strongest economy in Western China. Chengdu spans across a land area of 12,400 square kilometres and comprises of nine districts, four cities and six counties under its jurisdiction. It is the most important commercial, financial, logistics and transportation centre in Western China. The dominant industries in Chengdu

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) COVE RESIDENTIAL PTE. LTD.
(B) NADAL PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

Name	:	Cove Residential Pte. Ltd.
Principal Activity	:	Property Development
Share Capital	:	S$1 comprising 1 ordinary share

Name	:	Nadal Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
29 November 2006

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 29 November 2006, CapitaLand has received valid acceptances amounting to 445,755,020 Offer Shares, representing approximately 20.88 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 29 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 29 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 29 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,695,028,470 Shares, representing approximately 79.39 per cent. of issued Shares.

3. Closing Date of the Exit Offer

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
29 November 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

(A) TERMINATION OF AGREEMENTS RELATING TO THE DISPOSALS OF THE ENTIRE ISSUED SHARE CAPITAL OF:
(I) CAPITALAND RETAIL (SI) INVESTMENTS PTE. LTD.
(II) VICTORIA CITY PTE LTD
(III) CAPITALAND RETAIL (BJ1) HOLDINGS PTE. LTD.

(B) DISPOSAL OF SHARES IN BCH HOTEL INVESTMENT PTE LTD BY BUGIS CITY HOLDINGS PTE LTD

Further to the announcement made on 9 November 2006, CapitaLand Limited ("CapitaLand") wishes to announce the completion ("BCH Completion") today of the sale by Bugis City Holdings Pte Ltd ("BCH") of its 51,254,320 ordinary shares in the issued share capital of BCH Hotel Investment Pte Ltd ("BCH Hotel") (constituting 90% of the issued share capital of BCH Hotel) to Pacific Coast Assets Inc. (the "Purchaser") pursuant to and in accordance with the sale and purchase agreement dated 9 November 2006 (the "SPA") made between (1) BCH and Inter-Continental Hotel Investment (S) Pte Ltd ("Inter-Continental"), as vendors, and (2) the Purchaser, as purchaser. The sale by Inter-Continental of its 5,694,924 ordinary shares in the issued share capital of BCH Hotel (constituting 10% of the issued share capital of BCH Hotel) pursuant to the SPA will be completed ("Inter-Continental Completion") at a later date.

Following the BCH Completion, CapitaLand ceases to have any interest in BCH Hotel, which ceases to be its associated company.

In addition, CapitaLand wishes to announce that the sale and purchase agreements (collectively, the "Agreements") relating to the following disposals have been terminated with effect from today:

(i) disposal of the entire issued share capital of CapitaLand Retail (SI) Investments Pte. Ltd. by CapitaLand Retail (BJ) Investments Pte. Ltd. to the Purchaser;

(ii) disposal of the entire issued share capital of Victoria City Pte Ltd by CapitaLand Commercial and Integrated Development Limited to the Purchaser; and

(iii) disposal of the entire issued share capital of CapitaLand Retail (BJ1) Holdings Pte. Ltd. by CapitaLand Retail Limited to the Purchaser.

Notwithstanding that the termination of the Agreements was conditional upon BCH Completion as well as Inter-Continental Completion occurring today, the respective parties to the Agreements mutually agreed to terminate the Agreements pursuant to the occurrence of BCH Completion today.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
30 November 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND BAHRAIN BAY BUSINESS SERVICES W.L.L.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the Kingdom of Bahrain:

Name	:	CapitaLand Bahrain Bay Business Services W.L.L.
Principal Activity	:	Provision of management services
Share Capital	:	Bahraini Dinars 20,000 comprising 400 ordinary shares of Bahraini Dinars 50 each

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
30 November 2006

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

---

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 30 November 2006, CapitaLand has received valid acceptances amounting to 457,819,976 Offer Shares, representing approximately 21.44 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 30 November 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 30 November 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 30 November 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 1,707,093,426 Shares, representing approximately 79.95 per cent. of issued Shares.

3. Closing Date of the Exit Offer

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
30 November 2006